EXHIBIT 4.6

Deed

Project Bolt

Merger Proposal Deed

Yancoal Australia Limited

Yanzhou Coal Mining Company Limited

Gloucester Coal Ltd

101 Collins Street Melbourne Vic 3000 Australia	Telephone +61 3 9288 1234 Facsimile +61 3 9288 1567
GPO Box 128A Melbourne Vic 3001 Australia	www.freehills.com DX 240 Melbourne

Sydney Melbourne Perth Brisbane Singapore	Associated offices in Jakarta Beijing Shanghai Hanoi Ho Chi Minh City

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Merger Proposal Deed

Date }

Between the parties

Yancoal Australia Limited

ABN 82 111 859 119 of Level 11, 68 York Street, Sydney, NSW, Australia

(Bidder)

Yanzhou Coal Mining Company Limited

of 298 Fushan South Road, Zoucheng Shandong Province, Peoples’ Republic of China

(Yanzhou)

Gloucester Coal Ltd

ABN 66 008 881 712 of Level 7,167 Macquarie Street Sydney NSW, Australia

(Gloucester)

Recitals	1 Gloucester proposes to submit the Transactions to its shareholders for approval on and subject to the terms and conditions of this deed.

2 Gloucester, Bidder and Yanzhou have agreed certain matters in connection with the Transactions as set out in this deed.

This deed witnesses as follows:

1	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in this deed are set out below.

Term	Meaning

Adviser	in relation to an entity:

(a) a financier to the entity in connection with the Transactions; or

(b)     a financial, corporate, legal, technical or other expert adviser or consultant, who provides advisory or consultancy services in a professional capacity in the ordinary course of its business and has been engaged in that capacity in connection with the Transactions by the entity.

AIFRS	the International Financial Reporting Standards as adopted in Australia.

ASIC	the Australian Securities and Investments Commission.

ASX	ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market known as the Australian Securities Exchange operated by it.

ATO	the Australian Taxation Office.

Athena Coal Pty Limited	Athena Coal Pty Limited, ABN 68 108 510 452.

Athena Joint Venture

the unincorporated joint venture between Athena Coal Pty Limited (51%), Sojitz (45%) and Kores Australia Athena Coal Pty Ltd (4%) as amended from time to time in respect of the prospective underground mine development to produce coal, known as the Athena coal project and currently covered by exploration permits for coal numbers 553 (EPC 553) 1116 (EPC 1116), 1393 (EPC 1393) and 1591 (EPC 1591) including all new or existing exploration permits, mineral development licences or mining leases and applications for the foregoing for the total area covered by the external boundaries of EPC 553 EPC 1116, EPC 1393 and EPC 1591 together with all related joint venture assets.

Bidder Board	the board of directors of Bidder.

1 Definitions and interpretation

Term	Meaning

Bidder Conditions	the conditions precedent set out in under the heading ‘Bidder Conditions’ in clause 3.1.

Bidder Disclosure Letter	the letter so entitled provided by Bidder to Gloucester on or before execution of this deed and countersigned by Gloucester.

Bidder Due Diligence Material

1        all documents and information that were at any time during the period ending on and including 9 December 2011 contained in the electronic and physical data rooms established by Bidder and administered by Freehills and made available to Gloucester or its Representatives, the indices for which materials have been initialled for identification by Gloucester’s solicitors on behalf of Gloucester and by Bidder’s solicitors on behalf of Bidder; and

2 all written answers given to written questions submitted by Gloucester or its Representatives as part of the question and answer process on or by the day before the date of this deed.

Bidder Group

Bidder and each of its subsidiaries (excluding, at any time, Gloucester and its subsidiaries to the extent that Gloucester and its subsidiaries are subsidiaries of Bidder at that time). A reference to a member of the Bidder Group or a Bidder Group Member is a reference to Bidder or any such subsidiary. Except that, for the purpose of interpreting the definitions of and clauses, schedules or any other provision relating to Bidder Prescribed Occurrences, Bidder Material Adverse Change and Bidder Representations and Warranties, a reference to the Bidder Group, excludes the Excluded Assets.

Bidder Information	information about the Bidder Group provided or approved by Bidder or any of its Advisers to Gloucester in writing for inclusion in the Explanatory Booklet.

Bidder Material Adverse Change	any event, occurrence or matter (or the disclosure or discovery of any event, occurrence or matter) that individually or when aggregated with all such events, occurrences or matters has, has had or would be reasonably likely to have the effect of:

(a)     a diminution in the consolidated net assets of the Bidder Group (calculated on the basis of AIFRS as at the date of this deed), of at least $80 million compared to the consolidated net assets of the Bidder Group as shown in the document ‘Monthly Report – September 2011’ with reference number 05.02.01.2915 in the Bidder Due Diligence Materials; or

(b)     a diminution in the consolidated net profit before tax of the Bidder Group (calculated on the basis of AIFRS as at the date of this deed) of at least $20 million per annum on a recurring basis over a period of at least 5 years; or

(c) the Bidder Group being unable to carry on its business in substantially the same manner as carried on as at the date of this deed,

1 Definitions and interpretation

Term	Meaning

other than changes, events, occurrences or matters:

(d) required or permitted by this deed or another Transaction Document;

(e) to the extent Fairly Disclosed on or before 9 December 2011 in the Bidder Due Diligence Material or Fairly Disclosed in the Bidder Disclosure Letter;

(f) to the extent Fairly Disclosed in public announcements issued by Yanzhou on or by the day before the date of this deed on any of the securities exchanges where its securities are listed;

(g) which do not relate specifically to the Bidder Group and which are beyond the control of the Bidder and which arise from:

(i) changes in coal or other commodity prices, exchange rates or interest rates; or

(ii) general economic or business conditions;

(h) arising as a result of any changes of accounting standards or laws in Australia; or

(i) to the extent any losses or liabilities arising from such change, event, occurrence or matter are covered by insurance which the Bidder Group’s insurers have agreed to pay.

Bidder Parties	Yanzhou, the members of the Bidder Group and their (or Yanzhou’s) respective directors, officers, employees and Advisers.

Bidder Prescribed Occurrence	any of the occurrences set out in Part B of Schedule 3, provided that none of the following will constitute a Bidder Prescribed Occurrence:

(a) anything required or permitted to be done by any member of the Bidder Group by this deed or another Transaction Document;

(b) anything approved in writing by Gloucester;

(c) anything Fairly Disclosed on or before 9 December 2011 in the Bidder Due Diligence Material or Fairly Disclosed in the Bidder Disclosure Letter; or

(d)     anything Fairly Disclosed in public announcements issued by Yanzhou on or by the day before the date of this deed on any of the securities exchanges where its securities are listed,

and provided further that the occurrences set out in Part 2 of Part B of Schedule 3 will not constitute Bidder Prescribed Occurrences if they occur in the ordinary course of Bidder Group’s ordinary business.

Bidder Representation and Warranty	a representation and warranty of Bidder set out in Schedule 1.

Bidder Shares	a fully paid ordinary share in the capital of Bidder.

1 Definitions and interpretation

Term	Meaning

Bidder Sub

a direct or indirect wholly owned subsidiary of Bidder, nominated in writing by Bidder to Gloucester, or if such a subsidiary is not nominated by Bidder then a reference to Bidder Sub is a reference to Bidder.

Break Fee	$20,000,000 (inclusive of GST).

Business Day	a business day as defined in the ASX Listing Rules.

Cameby Downs mine

open cut mine located approximately 30km from the town of Chinchilla in the Surat Basin, Queensland in respect of the area covered by mining lease (ML 50233), exploration permits for coal numbers 562 (EPC 562), 732 (EPC 732), 873 (EPC 873), 1165 (EPC 1165), mineral development licences 246 (MDL 246) and 247 (MDL 247) including all new or existing exploration permits, mineral development licences or mining leases and applications for the foregoing for the total area covered by the external boundaries of EPC 562, EPC 732, EPC 873, EPC 1165, MDL 246, MDL 247 and ML 50233, together with all related assets and all interests in any assets owned or held by Syntech Holdings Pty Ltd or Syntech Holdings II Pty Limited and all issued shares in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Limited.

Capital Reduction

a proposed equal reduction of the share capital of Gloucester under Part 2J.1 of the Corporations Act in the aggregate amount of the Capital Reduction Amount and not involving the cancellation of any Shares.

Capital Reduction Amount	subject to the Gloucester Board making the announcement referred to in clause 3.2, an amount equal to $700 million less the sum of the Gloucester Special Dividend and the Gloucester Option Amount.

Capital Reduction Record Date

subject to the Gloucester Board making the announcement referred to in clause 3.2, 7.00pm on a date occurring after the Court Approval Date but at least two Business Days before the Effective Date, as determined by Gloucester acting reasonably.

Capital Reduction Resolution	the resolution to be considered at the General Meeting to consider and, if thought fit, approve the Capital Reduction.

Capital Return

subject to the Gloucester Board making the announcement referred to in clause 3.2, an amount per Gloucester Share equal to the Capital Reduction Amount divided by the number of Gloucester Shares on issue as at the Capital Reduction Record Date, and effected in accordance with clause 4.5.

1 Definitions and interpretation

Term	Meaning

Claim	in relation to a person, a demand, claim, action or proceeding made or brought by or against the person, however arising and whether present, unascertained, immediate, future or contingent.

Competing Proposal	any expression of interest, proposal, offer, transaction or arrangement (including any takeover bid, scheme of arrangement, shareholder approved acquisition, share or asset sale, recapitalisation or issue of securities, capital reduction, share buy back or repurchase, joint venture, reverse takeover, dual listed company structure or other synthetic merger) under which a Third Party will or may, if the expression of interest, proposal, offer, transaction or arrangement is entered into and completed:

(a) acquire control of Gloucester;

(b)     acquire (whether directly or indirectly) or become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in assets with an aggregate book value representing 20% or more of the total assets of the Gloucester Group as set out in Gloucester’s consolidated balance sheet as at 30 June 2011;

(c) otherwise (whether directly or indirectly) acquire or merge or amalgamate with Gloucester;

(d) come to have voting power in Gloucester of more than 20%; or

(e) enter into any agreement or understanding requiring Gloucester to abandon, or otherwise fail to proceed with, the Transactions.

Confidentiality Agreement	the confidentiality agreement between Yanzhou and Gloucester dated 21 November 2011.

Consolidated Group	a Consolidated Group or a MEC group as those terms are defined in section 995-1 of the ITAA 1997.

Converting Share	a non-cumulative non-redeemable preference share in Gloucester so called and issued on or about 15 July 2011.

Corporations Act	the Corporations Act 2001 (Cth).

Court	the Federal Court of Australia or such other court of competent jurisdiction under the Corporations Act agreed to in writing between the parties.

Court Approval Date	the date the Court approves the Scheme for the purposes of section 411(4)(b) of the Corporations Act.

CPS Holder	the holder of one or more Converting Shares.

1 Definitions and interpretation

Term	Meaning

CVR Share	a fully paid non-cumulative preference share in the capital of Bidder having the rights set out in Schedule 7.

Deed Poll	a deed poll in favour of all Scheme Shareholders in the form of Attachment 2 (or such other form agreed in writing between the parties, acting reasonably).

Disclosure Cut-off Date

a date to be agreed by the parties which is approximately one week before the Due Diligence End Date, or failing agreement, the date which is the earlier of 22 February 2012 and the date one week before the date specified in the Timetable as the date on which the draft Explanatory Booklet is to be lodged with ASIC.

Dispose	includes sell, transfer, create a trust or option over, or alienate the right to exercise the vote attached to, or decrease any economic interest in, in any ROFR Asset.

Due Debt	the amount of:

(a) USD$1,015 million, comprising:

(1)     USD$970 million owed by Bidder under the USD $2,900,000,000 Facility Agreement dated 19 October 2009 between Bidder and Bank of China Limited (as agent for a consortium of banks) (USD$2,900m Facility Agreement); and

(2)     USD$45 million owed by the Bidder under the USD$140,000,000 Facility Agreement dated 9 December 2009 between Bidder and Bank of China Limited (USD$140m Facility Agreement),

which is repayable on 16 December 2012 (the 2012 Due Debt); and

(b) USD$1,015 million comprising:

(1) USD$970 million owed by Bidder under the USD$2,900m Facility Agreement; and

(2) USD$45 million under the USD$140m Facility Agreement, which is repayable on 16 December 2013 (the 2013 Due Debt).

Due Diligence End Date	the earlier of the date on which a draft of the Explanatory Booklet is given to ASIC and 29 February 2012.

Due Diligence Material	the Bidder Due Diligence Material or the Gloucester Due Diligence Material.

1 Definitions and interpretation

Term	Meaning

Effective	the coming into effect under section 411(10) of the Corporations Act of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme.

Effective Date	the date on which the Scheme and becomes Effective.

End Date	31 July 2012, subject to any extension under clause 3.5.

Enforcement Share	has the meaning given to that term in clause 4.4.

Excluded Assets	means the following assets of the Bidder Group as at the date of this deed:

(a) all of the issued shares in, and/or all assets, liabilities, obligations or interests of, Yancoal Technology Development Pty Limited;

(b) 100% interest in Ultra Clean Coal together with all issued shares in, and/or all assets, liabilities, obligations, or interests of, UCC Energy Pty Ltd ABN 15 003 435 836);

(c) 100% interest in Harrybrandt Project together with all issued shares in, and/or all assets, liabilities, obligations, or interests of, Tonford Pty Ltd (ABN 48 006 880 931);

(d) all of the issued shares in, and/or all assets, liabilities, obligations or interests of, Athena Coal Pty Limited and thereby a 51% interest in the Athena Joint Venture;

(e) 100% interest in Wilpeena;

(f)      all of the issued shares in, and/or all assets, liabilities, obligations or interests of, each of Syntech Holdings Pty Limited and Syntech Holdings II Pty Limited and thereby a 100% interest in the Cameby Downs mine; and

(g)     all of the issued shares in Wesfarmers Premier Coal Limited ABN 21 008 672 599 and Wesfarmers Char Pty Ltd ABN 77 009 379 597 and/or all assets, liabilities, obligations, or interests of those entities (including those detailed in the Share Sale Agreement dated on or about 27 September 2011 and entered into between Wesfarmers Coal Resources Pty Ltd, Wesfarmers Chemicals, Energy & Fertilisers Limited, Wesfarmers Resources Limited, and Austar Coal Mine Pty Ltd regarding the acquisition of relevant Wesfarmer entities mentioned above and any other connected assets, liabilities, obligations or interests including 100% interest in the Premier coal mine.

Excluded Shareholder

any Gloucester Shareholder who is a member of the Bidder Group or any other Gloucester Shareholder to the extent it holds Gloucester Shares on behalf of, or for the benefit of, any member of the Bidder Group.

1 Definitions and interpretation

Term	Meaning

Exclusivity Period	the period from and including the date of this deed to the earlier of:

(a) the termination of this deed; and

(a) the End Date.

Explanatory Booklet	the explanatory booklet to be prepared by Gloucester in respect of the Transactions in accordance with the terms of this deed and to be despatched to Gloucester Shareholders.

FATA	the Foreign Acquisitions and Takeovers Act 1975 (Cth).

Finance Debt	indebtedness (whether actual or contingent) in respect of money borrowed or raised or other financial accommodation. It includes indebtedness under or in respect of:

(a) a guarantee of Finance Debt or a guarantee given to a financier;

(b) a finance lease;

(c) a swap, option, hedge, forward, futures or similar transaction;

(d) an acceptance, endorsement or discounting arrangement;

(e) a redeemable share or redeemable stock; or

(f) the deferred purchase price (for more than 90 days) of an asset or service,

or an obligation to deliver assets or services paid for in advance by a financier or otherwise relating to a financing transaction.

First Court Date

the first day on which an application made to the Court for orders under section 411(1) of the Corporations Act that the Scheme Meeting be convened is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application is heard.

Foreign Scheme Shareholder

a Scheme Shareholder whose address in the Gloucester Share Register is a place outside Australia and its external territories or New Zealand unless Gloucester and Bidder agree in writing that it is lawful and not unduly onerous or impracticable to issue that Scheme Shareholder with New Bidder Shares and (unless the relevant Scheme Shareholder has elected not to receive CVR Shares under the Scheme) CVR Shares under the Scheme.

General Meeting	a general meeting of Gloucester Shareholders to consider and, if thought fit, pass the Capital Reduction Resolution and any other resolutions required to give effect to the Transactions.

Gloucester Accounts

the audited individual and consolidated accounts (including the financial statements, notes forming part of or intended to be read with the financial statements, directors’ report and declaration, and auditor’s report) of Gloucester at and for the year ended 30 June 2011.

1 Definitions and interpretation

Term	Meaning

Gloucester Board	the board of directors of Gloucester.

Gloucester Conditions	the conditions precedent set out under the heading ‘Gloucester Conditions’ in clause 3.1.

Gloucester Consolidated Tax Group	the Consolidated Group of which Gloucester is the Head Company.

Gloucester Disclosure Letter	the letter so entitled provided by Gloucester to Bidder on or before execution of this deed and countersigned by Bidder.

Gloucester Due Diligence Material

1        all documents and information that were at any time during the period ending on and including 9 December 2011 contained in the electronic and physical data rooms established by Gloucester and administered by Minter Ellison and made available to Bidder or its Representatives, the indices for which materials have been initialled for identification by Gloucester’s solicitors on behalf of Gloucester and by Bidder’s solicitors on behalf of Bidder; and

2 all written answers given to written questions submitted by Bidder or its Representatives as part of the question and answer process on or by the day before the date of this deed.

Gloucester Group	Gloucester and each of its subsidiaries. A reference to a member of the Gloucester Group or Gloucester Group Member is a reference to Gloucester or any such subsidiary.

Gloucester Material Adverse Change	any event, occurrence or matter (or the disclosure or discovery of any event, occurrence or matter) that individually or when aggregated with all such events, occurrences or matters has, has had or would be reasonably likely to have the effect of:

(a)     a diminution in the consolidated net assets of the Gloucester Group (calculated on the basis of AIFRS as at the date of this deed), of at least $66 million compared to the consolidated net assets of the Gloucester Group as shown in the Gloucester Accounts; or

(b)     a diminution in the consolidated net profit before tax of the Gloucester Group (calculated on the basis of AIFRS as at the date of this deed) of at least $15 million per annum on a recurring basis over a period of at least 5 years; or

(c) the Gloucester Group being unable to carry on its business in substantially the same manner as carried on as at the date of this deed,

1 Definitions and interpretation

Term	Meaning

other than changes, events, occurrences or matters:

(d) required or permitted by this deed or another Transaction Document;

(e) to the extent Fairly Disclosed in the Gloucester Due Diligence Material on or before 9 December 2011 or Fairly Disclosed in the Gloucester Disclosure Letter;

(f) to the extent Fairly Disclosed in public announcements issued by Gloucester to ASX on or by the day before the date of this deed;

(g) which do not relate specifically to the Gloucester Group and which are beyond the control of Gloucester and which arise from:

(iii) changes in coal or other commodity prices, exchange rates or interest rates; or

(iv) general economic or business conditions;

(h) arising as a result of any changes to accounting standards or laws in Australia; or

(i) to the extent any losses or liabilities arising from such change, event, occurrence or matter are covered by insurance which the Gloucester Group’s insurers have agreed to pay.

Gloucester Option	an option granted by Gloucester to acquire by way of issue one or more Gloucester Shares.

Gloucester Option Amount

the amount (which may be a negative amount) equal to the amount paid under clause 4.6 on account of the cancellation of the Gloucester Options less the amount paid to Gloucester on account of the exercise of Gloucester Options resulting in the issue of Gloucester Shares prior to the Capital Return Record Date.

Gloucester Parties	the members of the Gloucester Group and their respective directors, officers, employees and Advisers.

Gloucester Prescribed Occurrence	any of the occurrences set out in Part A of Schedule 3, provided that none of the following will constitute a Gloucester Prescribed Occurrence:

(a) anything required or permitted to be done by any member of the Gloucester Group by this deed or another Transaction Document;

(b) anything approved in writing by Bidder;

(c) anything Fairly Disclosed on or before 9 December 2011 in the Gloucester Due Diligence Material or Fairly Disclosed in the Gloucester Disclosure Letter; or

(d) anything Fairly Disclosed in public announcements issued by Gloucester to ASX on or before the day before the date of this deed,

1 Definitions and interpretation

Term	Meaning

and provided further that the occurrences set out in Part 2 of Part A of Schedule 3 will not constitute Gloucester Prescribed Occurrences if they occur in the ordinary course of Gloucester Group’s ordinary business.

Gloucester Registry	Computershare Investor Services Pty Limited (ABN 48 078 279 277) or any replacement provider of share registry services to Gloucester.

Gloucester Representation and Warranty	a representation and warranty of Gloucester set out in Schedule 2.

Gloucester Share	a fully paid ordinary share in the capital of Gloucester.

Gloucester Share Plan	the Gloucester Long Term Incentive Plan dated 20 November 2009.

Gloucester Shareholder	a person who is registered as the holder of Gloucester Shares from time to time.

Gloucester Share Register	the register of members of Gloucester maintained in accordance with the Corporations Act.

Gloucester Special Dividend

a fully franked dividend of up to $125 million in aggregate which may be paid by Gloucester (in its absolute discretion) to Gloucester Shareholders registered as such as at the Capital Reduction Record Date.

Harrybrandt Project	the following tenements located near the town of Nebo in the Bowen Basin, Queensland:

1 EPC 1176; and

2 MDL 8,

including all new or existing exploration permits, mineral development licences or mining leases and applications for the foregoing for the total area covered by the external boundaries of EPC 1176 and MDL8.

Head Company	has the same meaning as that term is defined in section 995-1 of the ITAA 1997.

1 Definitions and interpretation

Term	Meaning

Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited.

Implementation Date	the fifth Business Day after the Scheme Record Date or such other date agreed to in writing between the parties.

Independent Expert	the independent expert in respect of the Scheme appointed by Gloucester.

Independent Expert’s Report

a report (including any updates to such report) of the Independent Expert stating whether or not in its opinion the Scheme is in the best interest of Gloucester Shareholders, including the report of any technical specialist annexed thereto.

Insolvency Event	in the case of any entity:

(a) it ceases, suspends, or threatens to cease or suspend the conduct of all or a substantial part of its business or disposes of or threatens to dispose of all or a substantial part of its assets;

(b) it stops or suspends or threatens to stop or suspend payment of all or a class of its debts;

(c) it is, or under legislation is presumed or taken to be, insolvent (other than as the result of a failure to pay a debt or Claim the subject of a good faith dispute);

(d) it has an administrator, controller or similar officer appointed, or any step preliminary to the appointment of such an officer is taken;

(e) an application or an order is made, proceedings are commenced, a resolution is passed or proposed in a notice of meeting, an application to a court or other steps are taken for:

(i) its winding up, dissolution or administration; or

(ii) it entering into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them,

(other than frivolous or vexatious applications, orders, proceedings, notices or steps);

(f)) (i) a receiver, receiver and manager, administrative receiver or similar officer is appointed to:

(ii) a security interest becomes enforceable or is enforced over; or

(iii) a distress, attachment or other execution is levied or enforced or applied for over,

all or a substantial part of its assets; or

(g) anything analogous to anything referred to in the above paragraphs, or which has substantially similar effect, occurs with respect to it, including under any foreign law.

1 Definitions and interpretation

Term	Meaning

ITAA 1997	the Income Tax Assessment Act 1997 (Cth).

Joint Conditions	the conditions precedent set out under the heading ‘Joint Conditions’ in clause 3.1.

Joint Information

the information to be included in the Explanatory Booklet regarding the profile of the combined Gloucester Group/Bidder Group, assuming the Transactions are approved and implemented, and risk factors associated with the Transactions, being information that is to be prepared jointly by Gloucester and Bidder.

Liability

a debt, obligation, liability, loss, expense, cost or damage of any kind and however arising, including any penalty, fine or interest and including those which are prospective or contingent and those the amount of which for the time being is not ascertained or ascertainable.

Listing Rules	the official listing rules of ASX as amended from time to time.

LTCC Licence Agreement

the agreement to be entered into in accordance with the principles provided in clause 5.12 between Yanzhou and Bidder (or its nominee) relating to the licensing of long wall top coal caving technology to the Bidder Group.

Material Agreements	the agreements specified in:

(a) Part A of Schedule 4 for the purposes of the definition of Third Party Consents and Part A of Schedule 3; and

(b) Part B of Schedule 4 (for the purposes of Part B of Schedule 3).

Noble	Noble Group Limited.

New Bidder Shares	the new Bidder Shares to be issued under the terms of the Scheme as the Scheme Consideration.

Promissory Note	one or more promissory notes to be issued by Gloucester to the Trustee under clause 4.5(a).

Regulatory Approvals

(a)     any approval, consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, direction, declaration, authority or exemption from, by or with a Regulatory Authority; or

1 Definitions and interpretation

Term	Meaning

(b)     in relation to anything that would be fully or partly prohibited or restricted by law if a Regulatory Authority intervened or acted in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without notification.

Regulatory Authority	(a) any government or governmental, semi-governmental, administrative, monetary, fiscal or judicial body, tribunal, agency or entity;

(b) a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government; or

(c) any regulatory organisation established under statute, in any part of the world, and whether foreign, federal, state, territorial or local.

Relevant Date

in relation to a condition precedent, the date or time specified in this deed for its fulfilment (or where no such date or time is specified, the Business Day before the End Date), subject to extension under clause 3.5.

Restructure Agreement

the agreement to be entered into in accordance with the principles provided in clause 5.13 between Yanzhou and Bidder (or its nominee) relating to the restructure of the Bidder Group in preparation for the contemplated admission of Bidder to the official list of ASX and the quotation of all of its issued Bidder Shares and CVR Shares on ASX.

Representative	in relation to Bidder or Gloucester:

(a) each other member of the Bidder Group or Gloucester Group (as applicable);

(b) an officer or employee of a member of the Bidder Group or Gloucester Group (as applicable); or

(c) an Adviser to a member of the Bidder Group or Gloucester Group (as applicable).

ROFR Asset	the Excluded Assets other than:

(a) all of the issued shares in, and/or all assets, liabilities, obligations and interests of, Yanzhou Technology Development Pty Limited; and

(b) 100% interest in Ultra Clean Coal together with all issued shares in, and/or all assets, liabilities, obligations, or interests of, UCC Energy Pty Ltd ABN 15 003 435 836).

Scheme

the scheme of arrangement under Part 5.1 of the Corporations Act between Gloucester and the Scheme Shareholders in the form of Attachment 1 (or such other form agreed to in writing between the parties).

1 Definitions and interpretation

Term	Meaning

Scheme Consideration	has the meaning set out in the Scheme.

Scheme Meeting	the meeting of Gloucester Shareholders (other than Excluded Shareholders) ordered by the Court to be convened under section 411(1) of the Corporations Act.

Scheme Record Date	7pm on the fifth Business Day after the Effective Date or such other time and date agreed to in writing between the parties.

Scheme Share	a Gloucester Share held by a Scheme Shareholder.

Scheme Shareholder	a Gloucester Shareholder (other than an Excluded Shareholder) at the Scheme Record Date.

Second Court Date

the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application is heard.

Separation and Cooperation Agreement	the Separation and Cooperation Agreement to be entered into between Yanzhou and Bidder in accordance with the principles in clause 5.11.

Shanghai Stock Exchange

the financial market and membership institution known as the Shanghai Stock Exchange founded on 26 November 1990 and operational as of 19 December 1990 and directly governed by the China Securities Regulatory Commission.

Superior Proposal	a bona fide Competing Proposal received after the date of this deed (that has not been directly or indirectly solicited, invited, encouraged or initiated in breach of clauses 10.2, 10.3 or 10.4) that the Gloucester Board determines, acting in good faith in order to satisfy what the Gloucester Board considers to be its fiduciary or statutory duties (having taken advice from its external financial and legal advisers):

(a) is reasonably capable of being valued and implemented, taking into account all aspects of the Competing Proposal, including any conditions and the likely availability of finance; and

(b)     would, if completed substantially in accordance with its terms, be likely to be more favourable to Gloucester Shareholders than the Scheme, taking into account all the terms and conditions of the Competing Proposal.

1 Definitions and interpretation

Term	Meaning

Syntech Holdings Pty Limited	Syntech Holdings Pty Limited, ABN 21 123 782 445.

Syntech Holdings II Pty Limited	Syntech Holdings II Pty Limited, ABN 30 126 174 847.

Tax

all forms of taxes, duties, imposts, charges, withholdings, rates, levies or other governmental impositions of whatever nature and by whatever authority imposed, assessed or charged together with all costs, charges, interest, penalties, fines, expenses and other additional statutory charges, incidental or related to the imposition.

Tax Audit	any audit undertaken by the ATO or by any State or Territory revenue office or authority of the Gloucester Group.

Tax Law	any law in relation to any Tax.

Tax Relief	any relief, allowance, exemption, credit, exclusion set-off, deduction, loss, refund or rebate granted or available in respect of Tax under any Tax Law.

Terms of Issue	the terms of issue of the Converting Shares.

Third Party	any person or entity (including a Regulatory Authority) other than Yanzhou, a member of the Bidder Group, Yancoal or a member of the Gloucester Group.

Third Party Consent

the waiver or consent in writing in a form reasonably satisfactory to Bidder from the relevant counterparty to a Material Agreement (or any other agreement or arrangement to which a member of the Gloucester Group is party which Bidder considers material (acting reasonably) in the context of the Gloucester Group) and which if not provided results or could result in such agreement or arrangement being terminated or varied or any action being taken or arising thereunder in each case as a result of the implementation of the Transactions.

Timetable	the indicative timetable for the implementation of the Transactions set out in Attachment 3, including any amendments to that Timetable agreed by the parties in writing and acting reasonably.

1 Definitions and interpretation

Term	Meaning

Transactions

(a)     the proposed acquisition by Bidder Sub in accordance with the terms and conditions of this deed, of all of the Gloucester Shares (other than the Gloucester Shares held by an Excluded Shareholder) through the implementation of the Scheme;

(b) the proposed payment of the Gloucester Special Dividend;

(c) the proposed Capital Reduction; and

(d)     all associated transactions and steps contemplated by this deed, including the transfer of the Excluded Assets from the Bidder Group to or to another subsidiary of Yanzhou (and distribution to Yanzhou of any consideration paid for them), and entry into the LTCC Licence Agreement and the Separation and Cooperation Agreement referred to in clause 5.11.

Transaction Documents	(a) this deed;

(b) the Confidentiality Agreement;

(b) the LTCC Licence Agreement;

(d) the Restructure Agreement;

(e) the Separation and Cooperation Agreement; and

(e) any other document which effects the Transactions, but only to the extent it effects the Transactions.

Transaction Resolutions	(a) the approval of the Scheme by Gloucester Shareholders at the Scheme Meeting by the majorities required under section 411(4)(a)(ii) of the Corporations Act; and

(b) the Capital Reduction Resolution.

Trust Deed	the trust deed governing the trust of the Promissory Note.

Trustee	the trustee appointed by Gloucester under the Trust Deed.

Ultra Clean Coal

ultra clean coal technology patented in 2009 and owned by Yancoal through its subsidiary UCC Energy Pty Limited (ABN 15 003 435 836) together with all assets and liabilities owned by UCC Energy Pty Limited.

Updated Bidder Due Diligence Material

has the same meaning as ‘Bidder Due Diligence Material’ except replacing the reference to ‘9 December 2011’ in paragraph 1 of that definition with reference to the Disclosure Cut-off Date and replacing the reference to ‘the day before the date of this deed’ in paragraph 2 of that definition with reference to the Disclosure Cut-off Date.

Updated Gloucester Due	has the same meaning as ‘Gloucester Due Diligence Material’ except replacing the reference to ‘9 December 2011’ in paragraph 1

1 Definitions and interpretation

Term	Meaning

Diligence Materials

of that definition with reference to the Disclosure Cut-off Date and replacing the reference to ‘the day before the date of this deed’ in paragraph 2 of that definition with reference to the Disclosure Cut-off Date.

Wilpeena	the following tenements held by Yarrabee Coal Company Pty Limited (ABN 30 010 849 402):

1 EPC 1117;

2 EPC 1668;

3 EPC 1177; and

4 the following sub-blocks of EPC 1429, Sub Blocks CLER2724 Z, CLER2796 F, CLER2795 P, CLER2796 L, CLER2796 Q, CLER2796 R, CLER2796 V, CLER2868A located on the northern side of the McKenzie river; and

5        the following sub-blocks of EPC 621, CLER2724 V, CLER2796 A, CLER2796 B, CLER2796 C, CLER2796 F, CLER2796 G, CLER2796 H, CLER2796 J, CLER2796 M, CLER2796 N located on the northern side of the McKenzie river, including all new or existing exploration permits, mineral development licences or mining leases and applications for the foregoing for the total area covered by the external boundaries of EPC 1117, EPC 1168, EPC 1177 and the sub-blocks of EPC 621 and EPC 1429 located on the northern side of the McKenzie river.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a)	The singular includes the plural, and the converse also applies.

(b)	A gender includes all genders.

(c)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e)	A reference to a clause, schedule or attachment is a reference to a clause of, or schedule or attachment to, this deed.

(f)	A reference to an agreement or document (including a reference to this deed) is to the agreement or document as amended, supplemented, novated or replaced, except to the extent prohibited by this deed or that other agreement or document, and includes the recitals, schedules and attachments to that agreement or document.

(g)	A reference to a party to this deed or another agreement or document includes the party’s successors, permitted substitutes and permitted assigns (and, where applicable, the party’s legal personal representatives).

(h)	A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

1 Definitions and interpretation

(i)	A reference to conduct includes an omission, statement or undertaking, whether or not in writing.

(j)	A reference to an agreement includes any undertaking, deed, agreement and legally enforceable arrangement, whether or not in writing, and a reference to a document includes an agreement (as so defined) in writing and any certificate, notice, instrument and document of any kind.

(k)	A reference to dollars and $ is to Australian currency.

(l)	All references to time are to Sydney, Australia time.

(m)	Mentioning anything after includes, including, for example, or similar expressions, does not limit what else might be included.

(n)	Nothing in this deed is to be interpreted against a party solely on the ground that the party put forward this deed or a relevant part of it.

(o)	A reference to associate, control (by an entity of another entity), officer, related body corporate, subsidiary, relevant interest or voting power is to that term as it is defined in the Corporations Act.

(p)	A reference to Fairly Disclosed means disclosed in English to any of Bidder, Gloucester or Yanzhou, as the context requires, or any of their respective Representatives in sufficient detail so as to enable a reasonable and sophisticated recipient of the relevant information who is experienced in transactions similar to the Transactions in the coal industry to identify and understand the nature and scope of the relevant matter, event or circumstance.

1.3	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

1.4	Consents or approvals

If the doing of any act, matter or thing under this deed is dependent on the consent or approval of a party or is within the discretion of a party, the consent or approval may be given or the discretion may be exercised conditionally or unconditionally or withheld by the party in its absolute discretion unless expressly provided otherwise.

1.5	Listing requirements included as law

A listing rule or business rule of a securities exchange will be regarded as a law, and a reference to such a rule is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party.

1.6	Statements on the basis of knowledge

(a)	Any statement made by Gloucester on the basis of its knowledge is made on the basis that its knowledge is limited to the knowledge that any of Brendan McPherson, Tim Crossley and Will Randall has or would have if he had made all reasonable inquiries of the officers, managers, employees and other persons with responsibility for the matters to which the statement relates.

(b)	Any statement made by Bidder on the basis of its knowledge is made on the basis that its knowledge is limited to the knowledge that any of Murray Bailey, Terry Crawford, Peter Barton and Boyun Xu has or would have if he had made all reasonable inquiries of the officers, managers, employees and other persons with responsibility for the matters to which the statement relates.

2 Agreement to Proceed with Scheme

1.7	Reasonable endeavours

Any provision of this deed which requires a party to use reasonable endeavours or best endeavours to procure that something is performed or occurs or does not occur does not include any obligation:

(a)	to pay any money or provide any financial compensation, valuable consideration or any other incentive to or for the benefit of any person except for payment of any applicable fee for the lodgement or filing of any relevant application with any Regulatory Authority; or

(b)	to commence any legal action or proceeding against any person,

except where that provision expressly specifies otherwise.

2	Agreement to Proceed with Scheme

2.1	Gloucester to propose the Scheme

Gloucester agrees to propose and implement the Scheme and to propose the Capital Reduction Resolution on and subject to the terms of this deed.

2.2	Bidder to assist and procure Bidder Sub to assist

Bidder agrees to assist Gloucester to propose and implement the Scheme and to propose the Capital Reduction Resolution, and to procure Bidder Sub to assist Gloucester to propose and implement the Scheme and to propose the Capital Reduction Resolution, on and subject to the terms of this deed.

3	Conditions Precedent and Pre-implementation Steps

3.1	Conditions precedent

Subject to this clause 3, the Scheme will not become Effective, and the obligations of Bidder under clauses 4.2 and 4.3 are not binding, unless each of the following conditions precedent is satisfied or waived in accordance with clauses 3.3 and 3.4:

Joint Conditions

(Conditions precedent for the benefit of all parties)

(a)	(ASIC or ASX consents) before 8.00am on the Second Court Date, ASIC and ASX issue or provide such consents or approvals or have done such other acts which Gloucester and Bidder agree are reasonably necessary to implement the transactions contemplated by clause 4;

(b)	(FIRB approval – Bidder) before 8.00am on the Second Court Date, the Treasurer of the Commonwealth of Australia (or his delegate) either:

(1)	gives Bidder written advice, which is unconditional or subject only to conditions that are acceptable to Bidder acting reasonably, that the Commonwealth Government does not object under FATA or its foreign investment policy to the Transactions; or

(2)	is or, by passage of time, becomes precluded from making an order under FATA in respect of the Transactions, and remains so precluded until that time;

3 Conditions Precedent and Pre-implementation Steps

(c)	(FIRB approval – Noble) if Noble will acquire a substantial interest (as defined in FATA) in Bidder as a result of the acquisition referred to in paragraph (a) of the definition of Transactions, before 8.00am on the Second Court Date, the Treasurer of the Commonwealth of Australia (or his delegate) either:

(1)	gives Noble written advice, which is unconditional or subject only to conditions that are acceptable to Noble, that the Commonwealth Government does not object under FATA or its foreign investment policy to Noble acquiring a substantial interest (as defined in FATA) in Bidder as a result of the Transactions; or

(2)	is or, by passage of time, becomes precluded from making an order under FATA in respect of Noble acquiring a substantial interest (as so defined) in Bidder as a result of the Transactions, and remains so precluded until that time;

(d)	(PRC regulatory approvals) before 8.00am on the Second Court Date:

(1)	the State-owned Assets Supervision and Administration Commission of Shangdong Provincial Government;

(2)	the National Development and Reform Commission;

(3)	the China Securities Regulatory Commission;

(4)	the Ministry of Commerce of the People’s Republic of China;

(5)	the State Administration of Foreign Exchange of China; and

(6)	any other relevant Regulatory Authority,

grant (and do not withdraw, cancel or revoke) all approvals required to permit implementation of the Transactions;

(e)	(Miscellaneous) before 8.00am on the Second Court Date:

(1)	all other approvals of a Regulatory Authority which Gloucester and Bidder agree are necessary to implement the Transactions are obtained and have not been withdrawn or revoked; and

(2)	none of the following has been issued or made:

(A)	a conditional or unconditional decision, determination or statement by any Regulatory Authority to the effect that it objects to the Transactions, and that decision, determination or statement would have the effect or likely effect of materially impeding the implementation of the Transactions;

(B)	a preliminary or final decision, determination, or order issued by any Regulatory Authority preventing the Transactions; or

(C)	a temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or the Takeovers Panel or other legal restraint or prohibition preventing the Transactions;

(f)	(ASX Admission and Quotation) before 8.00am on the Second Court Date ASX approves the admission of Bidder to the official list of ASX and grants quotation of all of its issued Bidder Shares and CVR Shares, subject only to the approval of the Scheme by the Court, the implementation of the Scheme as approved by the Court and usual and customary conditions of ASX of a procedural or administrative nature;

3 Conditions Precedent and Pre-implementation Steps

(g)	(Gloucester Shareholder approvals) before 8.00 am on the Second Court Date:

(1)	the Scheme is approved by Gloucester Shareholders at the Scheme Meeting by the majorities required under section 411(4)(a)(ii) of the Corporations Act; and

(2)	the Capital Reduction Resolution is approved by Gloucester Shareholders at the General Meeting in accordance with section 256C(1) of the Corporations Act;

(h)	(Yanzhou Shareholder approval) to the extent required by law or applicable regulatory requirements, before 8.00 am on the Second Court Date the Transactions are duly approved by Yanzhou shareholders in general meeting in accordance with all applicable requirements of the securities exchanges and the Regulatory Authorities where the securities of Yanzhou are listed;

(i)	(Hong Kong Stock Exchange approval) before 8.00am on the Second Court Date, the Hong Kong Stock Exchange confirms that Yanzhou may proceed with the separate listing of the Bidder on the ASX or grants a waiver to Yanzhou from strict compliance with the Hong Kong Stock Exchange’s approval requirement under Practice Note 15 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange in respect of separate listing of the Bidder on the ASX subject to any conditions the Hong Kong Stock Exchange may impose;

(j)	(Court approval) the Scheme is approved by the Court in accordance with section 411(4)(b) of the Corporations Act either unconditionally or on conditions that do not impose unduly onerous obligations upon either party (acting reasonably);

(k)	(Independent Expert’s Report) the Independent Expert’s Report contains an opinion of the Independent Expert to the effect that the Scheme is in the best interest of Gloucester Shareholders and the Independent Expert maintains that opinion (including by not withdrawing or changing that opinion) at all times up to 8.00am on the Second Court Date;

(l)	(Elections not to receive CVR Shares) Scheme Shareholders holding in aggregate at least 130 million of Gloucester Shares have elected under the Scheme to receive the form of Scheme Consideration designated as ‘All Bidder Shares’;

Bidder Conditions

(Conditions precedent for the benefit of Bidder only)

(m)	(No Gloucester Material Adverse Change) no Gloucester Material Adverse Change occurs between the date of this deed and 8.00am on the Second Court Date;

(n)	(No Gloucester Prescribed Occurrence) no Gloucester Prescribed Occurrence occurs between the date of this deed and 8.00am on the Second Court Date;

(o)	(Gloucester Warranties) the Gloucester Representation and Warranties being true and correct in all material respects on the date of this deed and at 8.00am on the Second Court Date;

(p)	(Amendment of Terms of Issue) before 8.00am on the Second Court Date, Gloucester amends the Terms of Issue so that the Converting Shares convert into Gloucester Shares, and confer no further entitlements to be provided with Additional Shares (as defined in the Terms of Issue), in each case on the basis set out in clause 4.7, and in each case with effect prior to the Capital Reduction Record Date;

(q)	(Finance Debt cap) before 8.00am on the Second Court Date, Gloucester provides written confirmation to Bidder, including from the relevant financiers and otherwise in a form acceptable to Bidder acting reasonably, that its aggregate Finance Debt (net of cash) does not exceed the amount of its aggregate Finance Debt (net of cash) as at the Disclosure Cut-off Date, as advised to Bidder on or before the Disclosure Cut-off Date (other than increases arising in the ordinary course of operations that do not result in a breach of its banking covenants);

3 Conditions Precedent and Pre-implementation Steps

Gloucester Conditions

(Conditions precedent for the benefit of Gloucester only)

(r)	(No Bidder Material Adverse Change) no Bidder Material Adverse Change occurs between the date of this deed and 8.00am on the Second Court Date;

(s)	(No Bidder Prescribed Occurrence) no Bidder Prescribed Occurrence occurs between the date of this deed and 8.00am on the Second Court Date;

(t)	(Bidder Warranties) the Bidder Representation and Warranties being true and correct in all material respects on the date of this deed and at 8.00am on the Second Court Date;

(u)	(Finance Debt cap) before 8.00am on the Second Court Date, Bidder provides written confirmation to Gloucester, including from the relevant financiers and otherwise in a form acceptable to Gloucester acting reasonably, that its aggregate Finance Debt (net of cash) does not exceed the amount of its aggregate Finance Debt (net of cash) as at the Disclosure Cut-off Date, as advised to Gloucester on or before the Disclosure Cut-off Date (other than increases arising in the ordinary course of operations that do not result in a breach of its banking covenants);

(v)	(Extension of Due Debt) before 8.00am on the Second Court Date Bidder provides objective written confirmation to Gloucester, including from the relevant financiers and otherwise in a form acceptable to Gloucester acting reasonably, that:

(1)	the terms of repayment of the 2012 Due Debt have been amended such that the due date for its repayment is not earlier than 16 December 2017 (or the due date has otherwise been extended on that basis); and

(2)	the terms of repayment of the 2013 Due Debt have been amended such that the due date for its repayment is not earlier than 16 December 2018 (or the due date has otherwise been extended on that basis); and

(w)	($700 million funding) before 8.00am on the Second Court Date Bidder provides objective written confirmation to Gloucester, including from the relevant financiers and otherwise in a form acceptable to Gloucester acting reasonably, that it has in place $700 million of funding which will enable Gloucester to pay in full and on time the Gloucester Special Dividend on or immediately after the Capital Reduction Record Date, the Promissory Note immediately on the presentation of the Promissory Note for payment and, as and when required by clause 4.6, the Gloucester Option Amount.

3.2	Condition to Capital Reduction

(a)	The Capital Reduction is conditional on the Gloucester Board making an announcement to ASX by no later than two Business Days after the Court Approval Date setting the Capital Reduction Record Date.

(b)	Despite any other provision of this deed, the Effective Date must not occur earlier than two Business Days after the Capital Reduction Record Date.

3 Conditions Precedent and Pre-implementation Steps

3.3	Satisfaction

(a)	Bidder and Gloucester must use reasonable endeavours to procure that the Joint Conditions (other than those in clauses 3.1(g) and 3.1(h)) are satisfied.

(b)	Bidder must use reasonable endeavours to procure that the Gloucester Conditions (and the condition precedent in clause 3.1(h)) are satisfied.

(c)	Gloucester must use reasonable endeavours to procure that the Bidder Conditions (and the condition precedent in clause 3.1(g)) are satisfied.

(d)	Bidder and Gloucester must provide reasonable assistance in satisfying the other conditions precedent in clause 3.1, and ensure that there is no occurrence within the control of a member of the Bidder Group or Gloucester Group (as the context requires) that would prevent any condition precedent in clause 3.1 being satisfied.

(e)	Gloucester must ensure that no Gloucester Prescribed Occurrence occurs, and that no occurrence within the control of a member of the Gloucester Group takes place which would cause a Gloucester Material Adverse Change to occur, in each case on or before the End Date.

(f)	Bidder must ensure that no Bidder Prescribed Occurrence occurs, and that no occurrence within the control of a member of the Bidder Group takes place which would cause a Bidder Material Adverse Change to occur, in each case on or before the End Date.

(g)	Bidder and Gloucester must:

(1)	consult and co-operate fully with the other party in relation to the satisfaction of the conditions precedent, including in relation to all material communications with Regulatory Authorities in relation to Regulatory Approvals;

(2)	promptly provide to the other party all material communications with Australian and Chinese Regulatory Authorities in relation to Regulatory Approvals;

(3)	promptly notify the other if it becomes aware that any condition precedent has been satisfied; and

(4)	promptly notify the other of any failure to satisfy a condition precedent or of any fact or circumstance that may result in a condition precedent becoming incapable of being satisfied or that may result in a condition precedent not being satisfied in accordance with its terms (having regard to the obligations of the parties under this clause).

(h)	Without limiting this clause:

(1)	Gloucester must provide Bidder with all information reasonably requested in connection with Bidder’s applications for each Regulatory Approval referred to in clauses 3.1(a), 3.1(b),3.1(d), and 3.1(e); and

(2)	Bidder must consult with Gloucester, and Gloucester must consult with Bidder, as applicable, in relation to the submission of and progress of obtaining each Regulatory Approval referred to in clause 3.1.

(i)	Bidder and Gloucester must:

(1)	give the Court on the Second Court Date a certificate confirming (in respect of matters within its knowledge) whether or not the conditions precedent in clause 3.1 (other than 3.1(j)) have been satisfied or waived; and

3 Conditions Precedent and Pre-implementation Steps

(2)	give the other a draft of its certificate by 5pm on the Business Day before the Second Court Date.

3.4	Waiver of conditions precedent

(a)	The conditions precedent in clauses 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.1(e), 3.1(g) and 3.1(j) cannot be waived.

(b)	The remaining Joint Conditions are for the benefit of Bidder and Gloucester and may only be waived by both of them in writing.

(c)	The Gloucester Conditions are for the sole benefit of Bidder and may only be waived by Bidder in writing.

(d)	The Bidder Conditions are for the sole benefit of Gloucester and may only be waived by Gloucester in writing.

(e)	A party entitled to waive a condition precedent may do so conditionally or unconditionally in its absolute discretion.

(f)	If a party waives the breach or non-fulfilment of a condition precedent, that waiver will not preclude it from suing the other party for any breach of this deed that resulted from the breach or non-fulfilment of the condition precedent that was waived or arising from the same event which gave rise to the breach or non-fulfilment of the condition precedent.

(g)	Waiver of a breach or non-fulfilment in respect of a condition precedent does not constitute:

(1)	a waiver of the breach or non-fulfilment of any other condition precedent resulting from the same event; or

(2)	a waiver of the breach or non-fulfilment of that condition precedent resulting from any other event.

3.5	If a condition precedent is not fulfilled or waived

If a condition precedent cannot be fulfilled (or has not been fulfilled or waived) by the Relevant Date, or the Scheme has not become Effective by the End Date, Gloucester and Bidder must, prior to any termination under clause 3.8, consult in good faith and act reasonably (and obtain appropriate advice) for a period of at least 10 Business Days to develop potential structures and approaches and to determine whether:

(a)	the Transactions may proceed by way of alternative means or methods and, if so, agree on the terms of such alternative means or methods (to avoid doubt, any such alternative means or methods must not involve any material additional economic cost (including increasing the amount of any Tax payable or reducing any Tax Relief available) to Bidder or Yanzhou or to Gloucester or any Gloucester Shareholder or be materially less advantageous to Bidder or Yanzhou or Gloucester Shareholders);

(b)	to extend the Relevant Date;

(c)	to adjourn or change the date of the Scheme Meeting; and/or

(d)	to extend the End Date.

Without limiting the foregoing, if a condition precedent is not satisfied by the date contemplated in the Timetable as the Second Court Date, Gloucester and Bidder agree (unless there is no reasonable prospect that the condition precedent will be satisfied) that the Second Court Date be deferred until such date (not later than the Business Day before the End Date) as reasonably required to enable more time to satisfy the condition precedent.

3 Conditions Precedent and Pre-implementation Steps

3.6	Appeal process

(a)	Without limiting clause 3.5, if the Court refuses to make any orders convening the Scheme Meeting or approving the Scheme, Gloucester must appeal the Court’s decision to the fullest extent possible (except to the extent that the parties agree otherwise, or an independent barrister who is a Queens Counsel or Special Counsel with at least 15 years’ experience advises in writing, a copy of which is provided to Bidder, that in their view an appeal would have no reasonable prospect of success).

(b)	Any costs incurred as a result of the operation of clause 3.6(a) are to be borne equally by Bidder and Gloucester.

3.7	Scheme voted down

Without limiting clause 3.5 or clause 3.6, if the Scheme is not approved by a majority in number of the Gloucester Shareholders (other than Excluded Shareholders) present and voting (in person or by proxy) at the Scheme Meeting (headcount test), that fact will not of itself be treated as preventing the condition precedent in clause 3.1(g) from being satisfied, and Gloucester must, if counsel for Bidder has certified that there are reasonable prospects of success on such an application, do everything it reasonably can to obtain Court approval of the Scheme in accordance with section 411(4)(b) of the Corporations Act, and an order of the Court in accordance with section 411(4)(a)(ii)(B) of the Corporations Act that the headcount test need not be satisfied, and must consult and co-operate fully with the Bidder in that regard.

3.8	Termination on failure of condition precedent

(a)	If:

(1)	the Scheme has not become Effective by the End Date; or

(2)	any event occurs which would, or in fact does, prevent a condition precedent being satisfied and that condition precedent is not waived by Gloucester or Bidder or both (as applicable) in accordance with clause 3.4, then, subject to clause 3.8(b), Bidder or Gloucester party may terminate this deed without any liability to the other party because of that termination.

(b)	A party will not be entitled to terminate this deed pursuant to clause 3.8(a) if the relevant occurrence, or the failure of the satisfaction of a condition precedent, or of the Scheme becoming Effective, arises out of, or is substantially contributed to by:

(1)	a breach of this deed (including without limitation clause 3.2) by that party; or

(2)	a deliberate act or omission of that party.

(c)	Subject to any rights or obligations arising under or pursuant to clauses that are expressed to survive termination of this deed, on termination of this deed no party will have any rights against or obligations to any other party under this deed except for those rights and obligations which accrued before termination.

3.9	Due Diligence

(a)	The parties have specified in this deed the exchange ratio, under which Gloucester security holders will be entitled to receive 23% of Bidder, and Yanzhou will retain 77% of Bidder, after Implementation of the Scheme, and proposed payment of the Special Dividend and Capital Return, based on the Relative Values of Gloucester and Bidder implied by the exchange ratio specified above and after adjustment for the proposed payment of the Special Dividend and Capital Return and having regard to the value protection which Gloucester security holders will actually receive from CVR Shares respectively held by them.

3 Conditions Precedent and Pre-implementation Steps

(b)	During the period from the date of this deed until the date that Gloucester receives the Independent Expert’s Report, each of Bidder and Gloucester (each a Discloser) must promptly supply such information to the other (Recipient) and continue to provide access to the Discloser’s Due Diligence Material as the Recipient reasonably requests together with all of the information supplied to the Independent Expert to enable it to satisfy itself as to the Discloser’s Relative Value.

(c)	At any time prior to the Due Diligence End Date, either Bidder or Gloucester (Disputing Party) may give a notice (Merger Ratio Dispute Notice) to the other (Affected Party) if there is a Merger Ratio Dispute. For this purpose there will be taken to have been a Merger Ratio Dispute if the Disputing Party’s view of the Relative Value of Bidder and Gloucester is different such that if the exchange ratio had been struck based on the Disputing Party’s view of Relative Value (and after adjustment for the proposed payment of the Special Dividend and Capital Return and having regard to the value protection which Gloucester security holders will actually receive from CVR Shares and other relevant factors), there would be a divergence in the percentage interests in Bidder of Gloucester security holders on the one hand and Yanzhou on the other hand from the percentage interests specified in this deed, and that divergence would have involved a reduction of 1% or more in the percentage interest in Bidder of the Affected Party (or where the Affected Party is Gloucester, of its security holders) from the exchange ratio specified in this deed.

(d)	Following the giving of a Merger Ratio Dispute Notice, the Disputing Party and the Affected Party must discuss in good faith for a period of 5 Business Days the reasons for the Disputing Party issuing the Merger Ratio Dispute Notice.

(e)	If the Disputing Party and the Affected Party do not reach agreement in that period as to whether there is a valid basis for the Merger Ratio Dispute, the Affected Party may refer the dispute to the Expert to determine in accordance with the following provisions:

(1)	The Expert must determine whether there is a valid basis for the Merger Ratio Dispute in accordance with the preceding provisions of this clause 3.9.

(2)	The Expert must allow the parties 10 Business Days (or such longer time as the parties may agree) to make submissions on the dispute, and then must determine the dispute in writing within a further 10 Business Days (or such longer time as the parties may agree).

(3)	The Expert’s determination is, in the absence of manifest error, final for the purposes of this clause 3.9 and a party must not commence court proceedings or arbitration in relation to a dispute determined by the Expert.

(4)	The Expert acts as an expert and not as an arbitrator. Dispute resolution proceedings under this clause 3.9 are not arbitration proceedings under the Commercial Arbitration Act 1984 (NSW) or any other relevant legislation.

(5)	The Expert’s costs and expenses in connection with dispute resolution proceedings under this clause 3.9 will be borne by the parties in a manner determined by the Expert (and any party may request that determination) and in the absence of such a determination will be borne by Bidder and Gloucester equally.

(6)	The parties must provide such releases and indemnities as the Expert may reasonably request in connection with its engagement.

3 Conditions Precedent and Pre-implementation Steps

(f)	If in respect of a Merger Ratio Dispute Notice, either:

(1)	the Affected Party does not refer the Merger Ratio Dispute the subject of the Merger Ratio Dispute Notice to the Expert in accordance with paragraph (e) within 5 Business Days after receiving the Merger Ratio Dispute Notice; or

(2)	the Expert has determined that there is a valid basis for the Merger Ratio Dispute,

the Disputing Party and the Affected Party must consult in good faith, and act reasonably, over a further period of 10 Business Days as to whether the terms of the Transactions can be changed to address the Relative Value issues arising from the Merger Ratio Dispute.

(g)	If the Disputing Party and the Affected Party do not reach agreement on such a change to the terms in that 10 Business Day period, then either party may serve a notice on the other to the effect that agreement has not or cannot be reached, in which event the recipient of the notice may:

(1)	give a notice requiring the giver of the notice to continue to endeavour to reach agreement within a further period of 5 Business Days, in which event either party may terminate this deed with immediate effect by further notice to the other party if agreement is not reached in that further period; or

(2)	accept the notice, in which event either party may terminate this deed with immediate effect by further notice to the other party.

(h)	To avoid doubt, nothing in this clause prevents an Affected Party also giving a Merger Ratio Dispute Notice (such that it would be the Disputing Party in respect of that Merger Ratio Dispute Notice).

(i)	In this clause 3.9:

Expert means a person agreed by the parties acting reasonably, or failing agreement another person nominated by the President of the Institute of Chartered Accountants in Australia.

Relative Value of either Bidder or Gloucester means the value of, respectively, the Bidder Group or the Gloucester Group relative to the other, calculated on a basis and with assumptions that the Expert considers appropriate, and having regard to any other factors as the Expert considers relevant, including net debt and after obtaining such input from Bidder and/or Gloucester as the Expert requires.

3.10	Adverse ATO ruling outcome

(a)	The parties agree that if before the Scheme Meeting the Commissioner of Taxation or his delegate states or indicates to Gloucester that the Commissioner of Taxation will not or does not intend to provide a class ruling (Class Ruling) given under Division 358 of Schedule 1 to the Taxation Administration Act 1953 (Cth) in form and substance satisfactory to Gloucester (acting reasonably) confirming, in relation to Gloucester Shareholders who would be entitled to participate in the Capital Reduction and the Scheme, that for the purposes of the Income Tax Assessment Act 1936 (Cth) (1936 Act) or Income Tax Assessment Act 1997 (Cth) (1997 Act):

(1)	no part of the Capital Reduction will be a dividend, or deemed dividend;

(2)	the Commissioner will not make a determination under section 45A or section 45B of the 1936 Act that section 45C applies to any part of the Capital Reduction;

(3)	no part of the Capital Reduction will be considered to be capital proceeds for a CGT event A1 happening, acknowledging that such confirmation may take the form of the inclusion of a statement in the class ruling or the omission from the class ruling of a statement to this effect;

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(4)	scrip for scrip rollover in accordance with Subdivision 124-M of the 1997 Act is available to Gloucester shareholders to disregard any capital gain which may otherwise arise in respect of the transfer of Gloucester shares to Bidder Sub under the Scheme;

(5)	the Commissioner will not make a determination under paragraph 204-30(3)(c) of the 1997 Act to deny the whole, or any part, of the imputation benefit received in relation to the Gloucester Special Dividend;

(6)	the Commissioner will not make a determination under paragraph 177EA(5)(b) of the 1936 Act to deny the whole, or any part, of the imputation benefit received in relation to the Gloucester Special Dividend; and

(7)	the Commissioner accepts that the Capital Reduction will be paid after the Capital Reduction Record Date pursuant to section 104-135 of the 1997 Act,

Gloucester and Bidder must consult in good faith and act reasonably (and obtain appropriate expert advice) over a period of 10 Business Days to develop potential structures and approaches and to determine whether the Transactions may proceed by way of alternative means or methods and, if so, agree on the terms of such alternative means or methods that do not involve material additional economic cost (including increasing the amount of any Tax payable or reducing any Tax Relief available) to Bidder or Yanzhou or to Gloucester or any Gloucester Shareholder.

(b)	If Gloucester and Bidder do not reach agreement on such alternative means or methods in that 10 Business Day period, then either party may serve a notice on the other to the effect that agreement has not or cannot be reached, in which event the recipient of the notice may:

(1)	give a notice requiring the giver of the notice to continue to endeavour to reach agreement within a further period of 5 Business Days, in which event either party may terminate this deed with immediate effect by further notice to the other party if agreement is not reached in that further period; or

(2)	accept the notice, in which event either party may terminate this deed with immediate effect by further notice to the other party.

4	Transaction Steps

4.1	Scheme

Gloucester must propose the Scheme under which:

(a)	all of the Scheme Shares will be transferred to Bidder Sub; and

(b)	the Scheme Shareholders will be entitled to receive the Scheme Consideration.

4.2	Scheme Consideration

Bidder undertakes to Gloucester (in its own right and as trustee on behalf of the Scheme Shareholders) that, in consideration of the transfer to Bidder Sub of each Scheme Share under the terms of the Scheme, on the Implementation Date:

(a)	it will procure that Bidder Sub accepts that transfer; and

4 Transaction Steps

(b)	in exchange, Bidder will provide each Scheme Shareholder the Scheme Consideration.

4.3	Allotment and issue of New Bidder Shares and CVR Shares

(a)	Subject to the Scheme becoming Effective, Bidder must:

(1)	allot and issue the New Bidder Shares and the CVR Shares to Scheme Shareholders in accordance with the Scheme on terms such that each New Bidder Share will rank equally in all respects with each existing Bidder Share and each CVR Share will have the rights set out in Schedule 7;

(2)	do everything reasonably necessary to ensure that the New Bidder Shares and CVR Shares are approved for official quotation on ASX and that trading in the New Bidder Shares and CVR Shares commences on an ordinary (T+3) settlement basis by the first Business Day after the Implementation Date; and

(3)	ensure that on issue, each New Bidder Share and each CVR Share will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.

(b)	To facilitate the issue of the New Bidder Shares and the CVR Shares to Scheme Shareholders, Gloucester must provide to Bidder, or procure the provision to Bidder of, a complete copy of the Gloucester Share Register as at the Scheme Record Date (which must include the name, address and registered holding of each Scheme Shareholder as at the Scheme Record Date), within two Business Days after the Scheme Record Date. The details and information to be provided under this clause must be provided in such form as Bidder, its Representatives or share registry may reasonably require.

(c)	Bidder will not issue any New Bidder Shares or CVR Shares to Foreign Scheme Shareholders, and instead will issue the New Bidder Shares and CVR Shares that would otherwise have been issued to the Foreign Scheme Shareholders to a nominee appointed by Bidder. Bidder will procure that the nominee sell those New Bidder Shares on-market and remit the proceeds from that sale (after deducting any selling costs and taxes) to Bidder. Bidder will then remit the proceeds it receives to the Foreign Scheme Shareholders in accordance with their entitlement.

(d)	Any fractional entitlement of a Scheme Shareholder to a part of a New Bidder Share or CVR Share will be rounded down to the nearest whole number of New Bidder Shares or CVR Shares, as applicable.

4.4	Enforcement Share

No later than 10 Business Days after the earlier of:

(a)	the Gloucester Board recommending the Transactions; and

(b)	the convening of the Scheme Meeting,

Bidder must issue to Gloucester one non-redeemable cumulative preference share at an issue price of $1 having attached the rights set out in Schedule 5 (Enforcement Share).

4 Transaction Steps

4.5	Capital Reduction

(a)	Subject to the Capital Reduction Resolution being passed at the General Meeting and to Gloucester making the announcement to ASX referred to in clause 3.2, Gloucester will implement the Capital Reduction as follows:

(1)	On the Capital Reduction Record Date, Gloucester will issue one or more promissory notes (Promissory Note) for the Capital Reduction Amount to a body corporate authorised to act as a trustee under section 283C of the Corporations Act or to an authorised trustee corporation (as defined in the Corporations Act) who is nominated by Gloucester (Trustee);

(2)	the Promissory Note will be payable in full by Gloucester to the Trustee on the date that is 6 months after the Implementation Date (Payment Date);

(3)	the Trustee will hold the Promissory Note on trust for all persons registered as Gloucester Shareholders as at the Capital Reduction Record Date in accordance with the Trust Deed;

(4)	on the Payment Date, the Trustee will present the Promissory Note to Gloucester for payment and Gloucester must pay the Promissory Note in full and in cleared funds to Trustee on that date; and

(5)	following the receipt of payment of the Promissory Note by Gloucester, the Trustee will in accordance with the Trust Deed distribute the proceeds to all persons registered as Gloucester Shareholders as at the Capital Reduction Record Date, in accordance with their Capital Return entitlements.

(b)	Bidder guarantees the due and punctual performance and observance by Gloucester of all of Gloucester’s obligations contained in or implied under the Promissory Note (Guaranteed Obligations). The Guaranteed Obligations are for the benefit of all persons registered as Gloucester Shareholders as at the Capital Reduction Record Date.

(c)	The obligations of Bidder under paragraph (b) remain unaffected despite:

(1)	an amendment to this deed;

(2)	a rule of law or equity to the contrary;

(3)	an insolvency event affecting a person or the death of a person;

(4)	a change in the constitution, membership, or partnership of a person;

(5)	the Guaranteed Obligations not being enforceable at any time (whether by reason of a legal limitation, disability or incapacity on the part of Bidder and whether this deed is void ab initio or is subsequently avoided) against Bidder;

(6)	Gloucester granting any time or other indulgence or concession to, compounding or compromising with, or wholly or partially releasing Bidder or an obligation; or

(7)	another thing happening that might otherwise release, discharge or affect the obligations of Bidder under this deed.

(d)	Bidder must make all payments required of it under this clause 4.5 in full, without set off and free and clear of any withholding or deduction. If Bidder is required to withhold or deduct any tax, duty, impost, charge, withholding, rate, levies or other governmental imposition of any nature together with associated costs, charges, interest, penalties, fines or expenses (Taxes) so that Gloucester would not actually receive on the due date the full amount then Bidder must ensure that the amount payable is increased so that, after making that deduction and deductions applicable to additional amounts payable under this paragraph, Gloucester is entitled to receive, and does receive, the amount it would have received if no deductions had been required. Bidder must ensure any deductions required are made and pay the full amount deducted to the relevant governmental body in accordance with applicable law.

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(e)	Bidder’s obligations under this clause 4.5 are absolute, unconditional and irrevocable. The liability of Bidder under this clause 4.5 extends to and is not affected by any circumstance, act or omission which, but for this paragraph, might otherwise affect it at law or in equity. The guarantee in this clause 4.5 is a continuing security, and remains in full force until all of the Guaranteed Obligations have been fully paid and satisfied. This clause 4.5 survives any termination or full or partial discharge of this deed.

(f)	Bidder agrees that if a payment or other transaction relating to the Guaranteed Obligations is void, voidable, unenforceable or defective for any reason or a related claim is upheld, conceded or settled (each an Avoidance), then even though Gloucester knew or should have known of the Avoidance:

(1)	each right, power, discretion or remedy of Gloucester and Bidder’s liability under this clause 4.5 will be what it would have been, and will continue, as if the payment or transaction the subject of the Avoidance had not occurred; and

(2)	Bidder will immediately execute and do anything necessary or required by Gloucester to restore Gloucester to its position immediately before the Avoidance.

(g)	This clause 4.5 is:

(1)	a principal obligation and is not to be treated as ancillary or collateral to another right or obligation; and

(2)	independent of and not in substitution for or affected by another security interest or guarantee or other document or agreement which Gloucester or another person may hold concerning the Guaranteed Obligations.

(h)	Gloucester may enforce this clause 4.5 against Bidder without first having to resort to another guarantee or security interest or other agreement relating to the Guaranteed Obligations.

4.6	Gloucester Options

(a)	As soon as reasonably practicable after the date of this deed but in any event within 20 Business Days of that date, Gloucester must use all reasonable endeavours to obtain the written agreement of each person who is a holder of Gloucester Options to have their options cancelled, with effect from the Effective Date, for consideration to be determined in accordance with Schedule 6 (and where there are alternative forms of consideration so set out, for the form elected by Bidder) and subject to all other holders of Gloucester Options agreeing to have their Gloucester Options cancelled. The form of agreement to be used for this purpose must be acceptable to Bidder acting reasonably.

(b)	If, within 20 Business Days of the date of this deed, Gloucester has not obtained the agreement of each person who is a holder of Gloucester Options to have their options cancelled in accordance with clause 4.6(a):

(1)	Gloucester agrees, if directed to do so by Bidder, to propose a creditors’ scheme of arrangement under Part 5.1 of the Corporations Act between Gloucester and all holders of Gloucester Options (including, for the avoidance of doubt, any holder of Gloucester Options who provides a written agreement within the terms contemplated by clause 4.6(a)), the purpose of which is to cancel all of the Gloucester Options on issue for the consideration to be determined in accordance with Schedule 6;

5 Implementation

(2)	the creditors’ scheme of arrangement contemplated by clause 4.6(b)(1), if required, will be in a form to be agreed between the parties acting reasonably; and

(3)	the approval and implementation of the Scheme will not be conditional on the approval and implementation of the creditors’ scheme of arrangement contemplated by clause 4.6(b)(1), if that scheme is required.

(c)	Before Bidder gives Gloucester a direction under clause 4.6(b)(1), Bidder agrees to give due and reasonable consideration to the alternative of Bidder initiating after the Implementation Date the compulsory acquisition of any Gloucester Options that remain on issue as at that date, under Part 6A.2 (Div 2) of the Corporations Act.

4.7	Converting Shares

As soon as reasonably practicable after the date of this deed but in any event within 10 Business Days of that date, Gloucester must use all reasonable endeavours to obtain the written agreement of each CPS Holder to an amendment to the Terms of Issue with effect on and from the Court Approval Date and having the effect of:

(a)	Converting each Converting Share into one Gloucester Share; and

(b)	ensuring that all Additional Shares (but to a total of no more than the number of Additional Shares calculated by the formula below) are Provided under the Terms of Issue (terms in this paragraph have the meanings given in the Terms of Issue), no later than the Business Day before the Capital Reduction Record Date.

The formula referred to is as follows:

Number of Additional Shares = $120 million/VWAP

where VWAP means ‘CCVWAP’ as defined in clause 4.4(a) of the Terms of Issue.

5	Implementation

5.1	Gloucester’s obligations

Gloucester must take all necessary steps to propose and (subject to all of the conditions in clauses 3.1 and 3.2 being satisfied or waived in accordance with their terms) implement the Scheme as soon as is reasonably practicable and, without limiting the foregoing, must use reasonable endeavours to ensure that each step in the Timetable is met by the date set out beside that step (and must consult with Bidder on a regular basis about its progress in that regard), including by doing any acts it is authorised and able to do on behalf of Gloucester Shareholders and each of the following.

(a)	(Preparation of Explanatory Booklet) Prepare the Explanatory Booklet in accordance with clause 5.4.

(b)	(Confirmation of Gloucester Information) Before the Explanatory Booklet is provided to ASIC pursuant to section 411(2) of the Corporations Act, either:

(1)	confirm in writing to Bidder that the Gloucester Information in the form and context in which it appears in the Explanatory Booklet is not misleading or deceptive in any material respect and does not contain any material omission; or

5 Implementation

(2)	make the changes required to ensure that the Gloucester Information in the form and context in which it appears in the Explanatory Booklet is not misleading or deceptive in any material respect and does not contain any material omission.

(c)	(Joint Information) Promptly contribute to and assist with the preparation of the Joint Information.

(d)	(Regulatory notifications) In relation to the Regulatory Approvals, lodge with any Regulatory Authority within the relevant time periods all documentation and filings required by law to be so lodged by Gloucester in relation to the Transactions.

(e)	(Independent Expert) Appoint the Independent Expert and any technical specialist reasonably required by the Independent Expert, and provide all assistance and information reasonably requested by the Independent Expert and any technical specialist to enable the Independent Expert to prepare the Independent Expert’s Report as soon as practicable (but ensuring that clause 5.1(cc) is complied with in briefing the Independent Expert and any technical specialist).

(f)	(Consult with Bidder on ancillary documents) Consult with Bidder as to the content and presentation of all relevant originating process, affidavits, submissions and draft minutes of Court orders and other civil procedure documents to be filed with the Court in connection with the Scheme, such consultation to include allowing Bidder a reasonable opportunity to review and make comments on drafts of those documents, consider in good faith, for the purpose of amending those drafts, comments from Bidder and its Representatives on those drafts, and provide Bidder with copies of any correspondence with ASIC and ASX in connection with the Transactions (and an opportunity to comment on drafts of any substantive written communications to ASIC or ASX).

(g)	(approval of draft for ASIC) As soon as reasonably practicable after the preparation of an advanced draft of the Explanatory Booklet suitable for review by ASIC, procure that a meeting of the Gloucester Board, or of a committee of the Gloucester Board appointed for the purpose, is held to consider approving that draft as being in a form appropriate for provision to ASIC for its review and approval for the purposes of section 411(2) of the Corporations Act.

(h)	(liaison with ASIC) As soon as reasonably practicable after the date of this deed:

(1)	provide an advanced draft of the Explanatory Booklet, in a form approved in accordance with this deed to ASIC for its review and approval for the purposes of section 411(2) of the Corporations Act; and

(2)	liaise with ASIC during the period of its consideration of that draft of the Explanatory Booklet and keep Bidder reasonably informed of any matters raised by ASIC in relation to the Explanatory Booklet and use reasonable endeavours, in consultation with Bidder, to resolve any such matters.

(i)	(approval of Explanatory Booklet) As soon as reasonably practicable after the conclusion of the review by ASIC of the Explanatory Booklet, procure that a meeting of the Gloucester Board, or of a committee of the Gloucester Board appointed for the purpose, is held to consider approving the Explanatory Booklet for despatch to the Gloucester Shareholders, subject to orders of the Court under section 411(1) of the Corporations Act.

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(j)	(Section 411(17)(b) statement) Apply to ASIC for a statement under section 411(17)(b) of the Corporations Act that ASIC has no objection to the Scheme.

(k)	(first Court hearing) Apply to the Court under section 411(1) of the Corporations Act for orders directing Gloucester to convene the Scheme Meeting.

(l)	(ASIC registration) Request ASIC to register under section 412(6) of the Corporations Act the explanatory statement for the Scheme as contained in the Explanatory Booklet, in the form approved by the Court.

(m)	(Scheme Meeting) Use all reasonable endeavours necessary to comply with the orders of the Court including, as required, despatching the Explanatory Booklet to the Gloucester Shareholders and convening and holding the Scheme Meeting, and using reasonable endeavours to ensure that all Gloucester Shareholders can vote as a single class and with equal weight being given to their votes.

(n)	(General Meeting) Convene the General Meeting, in accordance with Gloucester’s constitution and the Corporations Act, so that the General Meeting is held as soon as practicable after the conclusion or adjournment of the Scheme Meeting.

(o)	(Proxy reports) Cause the Gloucester Registry to report to it and Bidder on the status of proxy forms received by Gloucester Registry for the Scheme Meeting and General Meeting, at 15 Business Days before those meetings, at each subsequent Business Day up to the deadline for receipt of proxy forms and at such deadline, and provide such other information as it may receive concerning the voting intentions of Gloucester Shareholders to Bidder.

(p)	(Court approval) Subject to all conditions precedent in clause 3.1 (other than that in clause 3.1(i)) being satisfied or waived in accordance with this deed, apply to the Court for orders approving the Scheme, and consult with Bidder as to the content of all relevant affidavits, submissions and draft minutes of Court orders.

(q)	(Court order) Lodge with ASIC an office copy of any Court order approving the Scheme in accordance with the Timetable (or such later date as Bidder may agree in writing).

(r)	(Cancellation of Gloucester Options and Gloucester Share Rights) Procure the grant by ASX of a waiver from ASX Listing Rule 6.2 to allow for the cancellation of up to all Gloucester Options.

(s)	(Third Party Consents) Gloucester must consult with Bidder concerning Third Party Consents and use its best endeavours to obtain any Third Party Consents. Gloucester must involve Bidder in meetings or discussions with Third Parties relating to the obtaining of Third Party Consents and keep Bidder informed of progress in obtaining any such Third Party Consents (and must do everything it can to ensure that the relevant counterparties provide information promptly as to how they propose to exercise their rights and keep Bidder informed of all such information) and assist Bidder generally in relation to matters required for the implementation of the Transactions, and consult with Bidder in relation to the foregoing.

(t)	(Implementation of Scheme) If the Scheme is approved by the Court:

(1)	subject to the Listing Rules and clause 3.2(b), lodge with ASIC an office copy of the orders approving the Scheme in accordance with section 411(10) of the Corporations Act, within the timeframe contemplated by the Timetable;

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(2)	procure ASX to suspend trading in Gloucester Shares from the close of trading on the Effective Date;

(3)	with effect from the Scheme Record Date, determine the identity of Scheme Shareholders and their entitlements to the Scheme Consideration;

(4)	subject to Bidder satisfying its obligations under clause 4.2, convert all Scheme Shares to Issuer Sponsored Holding (as defined in the ASX Settlement Operating Rules), in accordance with the Scheme and execute proper instruments of transfer of the Scheme Shares on behalf of the Scheme Shareholders and procure the registration in the Gloucester Share Register of all transfers of Scheme Shares to Bidder Sub under those instruments on the Implementation Date;

(5)	use its best endeavours to ensure that such termination of official quotation and removal of Gloucester from the official list of the ASX does not occur until after the Implementation Date; and

(6)	do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court approving the Scheme.

(u)	(Implementation of Capital Reduction and payment of Special Dividend) pay the Gloucester Special Dividend to the Gloucester Shareholders registered as such on the Capital Reduction Record Date as soon as reasonably practical after that date and provided the Capital Reduction Resolution is approved and Gloucester makes to ASX the announcement contemplated by clauses 3.2 and 4.5, and subject to those two matters, effect the Capital Reduction and take the steps referred to in clause 4.5 to establish the Trust Deed, appoint the Trustee and issue the Promissory Note to the Trustee so that the Capital Reduction Amount is paid to the Gloucester Shareholders registered as such on or as soon as reasonably practicable after, the Capital Reduction Record Date.

(v)	(Regulatory notifications) In relation to the Regulatory Approvals, lodge with any Regulatory Authority within the relevant time periods all documentation and filings required by law to be so lodged by Gloucester in relation to the Transactions.

(w)	(Bidder Information) Without the prior written consent of Bidder, not use the Bidder Information or the Joint Information (to the extent any part of the latter is prepared or contributed solely by Bidder) for any purposes other than those expressly contemplated by the Transaction Documents or the Scheme.

(x)	(Gloucester Share Plan) Terminate the Gloucester Share Plan with effect from the Implementation Date.

(y)	(Compliance with laws) Do everything reasonably within its power to ensure that the Transactions are effected in accordance with all applicable laws and regulations.

(z)	(Engagement with major Gloucester Shareholders) In co-operation with Bidder, consult with major Gloucester Shareholders regarding the Transactions and, from the date (if any) that the Gloucester Board (or a majority of the Gloucester Board) recommends that Gloucester Shareholders vote in favour of the Transaction Resolutions, encourage the public support of the Transactions by major Gloucester Shareholders.

(aa)	(No denigration) Gloucester, from the date of this deed until the date the Independent Expert’s Report is received, will adopt a neutral view in relation to the Transactions and ensure that Gloucester and its Representatives do not publicly (or otherwise to Third Parties) denigrate the Transactions or Bidder in any way (whether expressly or implied).

(bb)	(Practical assistance) Make its officers and employees available for any meetings with Gloucester shareholders which Bidder may seek, and permit Bidder to accompany them at such meetings and take such other steps as Bidder may require to facilitate an explanation by Bidder of the merits of the Transactions.

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(cc)	(Presentation of information to the Independent Expert) Allow Bidder such opportunities as it reasonably requests (and equal opportunity with Gloucester) to present to the Independent Expert in relation to its business, to assist the Independent Expert’s understanding of those matters, and, to the extent any parts of the Independent Expert’s Report are made available for review, provide those to Bidder and convey Bidder’s comments to the Independent Expert (and enable Bidder to meet with the Independent Expert), and ensure that the Independent Expert is briefed in a manner which is balanced and fair to Bidder. Gloucester must ensure that Bidder receives equal access with Gloucester in briefing the Independent Expert. Any correspondence with the Independent Expert must be copied to all parties. The foregoing principles will apply equally to any technical specialist appointed to assist the Independent Expert.

(dd)	(Gloucester tax rulings) seek any Tax ruling(s) which are reasonable and customary for the Transactions (including the Tax rulings referred to in clause 3.10), consult fully with Bidder in relation to such ruling(s) and/or any other ruling(s) which Gloucester proposes to seek in connection with the Transactions (together the Rulings), provide Bidder with advance drafts of any correspondence which Gloucester proposes to send in connection with the Rulings (and with copies of any correspondence received in relation to the Rulings), adopt any reasonable comments of Bidder on such correspondence, adopt any reasonable comments of Bidder in connection with the process of seeking the Rulings generally, and provide Bidder (or its Representatives) with the reasonable opportunity to attend any meeting conducted with the ATO in regard to the Rulings.

(ee)	(Assistance with Bidder tax rulings) provide any assistance reasonably requested by Bidder in connection with any Tax rulings it may seek in connection with the Transactions.

5.2	Bidder obligations

Bidder must take all necessary steps to facilitate the Scheme as soon as is reasonably practicable and, without limiting the foregoing, must use reasonable endeavours to ensure that each step in the Timetable is met by the date set out beside that step (and must consult with Gloucester on a regular basis about its progress in that regard), including by doing each of the following.

(a)	(Bidder Information) Prepare and provide to Gloucester the Bidder Information for inclusion in the Explanatory Booklet to comply with all applicable laws, including the Corporations Act, ASIC Regulatory Guide 60 and the ASX Listing Rules relevant to the Bidder Information and consult with Gloucester as to the content and presentation of the Bidder Information in the Explanatory Booklet, such consultation to include allowing Gloucester a reasonable opportunity to review and make comments on successive drafts of the Bidder Information before lodgement of the Explanatory Booklet with ASIC.

(b)	(Joint Information) Promptly contribute to and assist with the preparation of the Joint Information.

(c)	(Regulatory notifications) In relation to the Regulatory Approvals, lodge with any Regulatory Authority within the relevant time periods all documentation and filings required by law to be so lodged by Bidder in relation to the Transactions.

(d)	(Assist Independent Expert) Promptly provide all assistance and information reasonably requested by the Independent Expert to enable it to prepare the Independent Expert’s Report as soon as practicable.

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(e)	(ASX admission and quotation) Do everything reasonably necessary to ensure that:

(1)	Bidder is admitted to ASX; and

(2)	all Bidder shares, including the New Bidder Shares and CVR Shares, are approved for official quotation on ASX and that trading in the New Bidder Shares and CVR Shares commences by the first Business Day after the Implementation Date.

(f)	(Review drafts of Explanatory Booklet) As soon as practicable after delivery, review drafts of the Explanatory Booklet prepared by Gloucester and provide any comments on those drafts, with this review to incorporate a review of any parts of the Independent Expert’s Report that have been supplied for review.

(g)	(Confirmation of Bidder Information) Before the Explanatory Booklet is provided to ASIC pursuant to section 411(2) of the Corporations Act, either:

(1)	confirm in writing to Gloucester that the Bidder Information in the form and context in which it appears in the Explanatory Booklet is not misleading or deceptive in any material respect and does not contain any material omission; or

(2)	provide to Gloucester the changes required to ensure that the Bidder Information in the form and context in which it appears in the Explanatory Booklet is not misleading or deceptive in any material respect and does not contain any material omission.

(h)	(Deed Poll) Before the First Court Date, enter into and procure Bidder Sub to enter into the Deed Poll and deliver it to Gloucester. If the Scheme becomes Effective, discharge its obligations under and in accordance with the Deed Poll.

(i)	(Court representation) If requested by Gloucester or if Bidder acting reasonably considers it necessary or appropriate, procure that it is represented by counsel at the Court hearings convened for the purpose of sections 411(1) and 411(4)(b) of the Corporations Act, at which, through its counsel or solicitors, Bidder will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be reasonably necessary in order to ensure the fulfilment of its obligations under this deed, the Scheme and the Deed Poll.

(j)	(Cancellation of Gloucester Options) Promptly enter, and procure Bidder Sub to promptly enter, any written agreement arranged by Gloucester pursuant to clause 4.6(a) in the form agreed between Gloucester and Bidder (which will be conditional on the Scheme becoming Effective and on all holders of Gloucester Options entering into equivalent deeds before the Second Court Date).

(k)	(Gloucester Information) Without the prior written consent of Gloucester, not use Gloucester Information or the Joint Information (to the extent any part of the latter is prepared or contributed solely by Gloucester) for any purposes other than those expressly contemplated by this deed or the Scheme.

(l)	(Scheme Consideration) If the Scheme becomes Effective, provide the Scheme Consideration in the manner and amount contemplated by clause 4.2 on the Implementation Date and apply for the Bidder Shares and CVR Shares issued to Scheme Shareholders to be officially quoted on ASX.

(m)	(Compliance with laws) Do everything reasonably within its power to ensure that the Transactions are effected in accordance with all applicable laws and regulations.

(n)	(No denigration) From the date of this deed until the date the Independent Expert’s Report is received, Bidder will ensure that Bidder and its Representatives do not publicly (or otherwise to Third Parties) denigrate the Transactions or Gloucester in any way (whether expressly or implied).

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(o)	(Assistance with Gloucester tax rulings) Provide any assistance reasonably requested by Gloucester in connection with the tax ruling(s) referred to in clause 3.10.

(p)	(Bidder Finance Debt) prior to the date a draft of the Explanatory Booklet is given to ASIC in accordance with section 411(2) of the Corporations Act, update Gloucester and the Independent Expert on the status of the Bidder’s progress in obtaining an additional $1 billion of Finance Debt for the Bidder Group for it to utilise as and when required for its business expansion after the Implementation Date, and use all reasonable endeavours to ensure that this additional Finance Debt is available as and when required for its business expansion after the Implementation Date.

5.3	Yanzhou’s obligations

Yanzhou must take all necessary steps to facilitate the Scheme as soon as is reasonably practicable and, without limiting the foregoing, must use reasonable endeavours to ensure that each step in the Timetable is met by the date set out beside that step (and must consult with Gloucester on a regular basis about its progress in that regard), including by doing each of the following.

(a)	(assist Bidder) Take all reasonable steps within its control to assist Bidder in discharging its obligations under this deed.

(b)	(prepare shareholder disclosure document) Prepare a disclosure document for its shareholders in relation to the Transactions in accordance with all applicable requirements of the securities exchanges and the Regulatory Authorities where the securities of Yanzhou are listed.

(c)	(consult with Gloucester) Consult with Gloucester as to the content and presentation of the shareholder disclosure document referred to in clause 5.3(b), such consultation to include allowing Gloucester a reasonable opportunity to review and make comments on drafts of that document, consider in good faith, for the purpose of amending those drafts, comments from Gloucester and its Representatives on those drafts.

(d)	(convene shareholder meeting) Despatch the disclosure document referred to in clause 5.3(b) to Yanzhou shareholders and convene and hold a meeting of Yanzhou shareholders in accordance with all applicable requirements of the securities exchanges and the Regulatory Authorities where the securities of Yanzhou are listed.

(e)	(Shareholder support) Promote to Yanzhou shareholders the merits of the Transactions, including soliciting proxy votes in favour of the Transaction Resolutions.

(f)	(Proxy reports) Cause the Yanzhou share registry to report to Yanzhou and Gloucester on the status of proxy forms received for the Yanzhou shareholder meeting, at 15 Business Days before that meeting, at each subsequent Business Day up to the deadline for receipt of proxy forms and at such deadline, and provide such other information as Yanzhou may receive concerning the voting intentions of Yanzhou shareholders to Gloucester.

(g)	(Capital to redeem Enforcement Share and CVR Shares) Promptly subscribe for Bidder Shares to provide Bidder with sufficient capital to enable Bidder to redeem the Enforcement Share and the CVR Shares in full, as and when required by the respective terms of issue of those shares.

(h)	(No denigration) From the date of this deed until the date the Independent Expert’s Report is received, Yanzhou and its Representatives do not publicly (or otherwise to Third Parties) denigrate the Transactions or Gloucester in any way (whether expressly or implied).

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(i)	(Compliance with laws) Do everything reasonably within its power to ensure that the Transactions are effected in accordance with all applicable laws and regulations.

(i)	(Bidder Share Split) Prior to 8.00am on the Second Court Date, pass a resolution under section 254H of the Corporations Act with effect on and from the Scheme Record Date converting all of the shares in Bidder into the larger number of shares equal to the number derived by the following formula:

Number of shares = [ [1/(1 – ARV)] x (NOGS + NONGS + NOGOS) ]* – (NOGS + NONGS + NOGOS),

where:

ARV means the agreed Relative Value (as defined in clause 3.9) of Bidder after the conclusion of the operation of clause 3.9, expressed as a fraction of one;

NOGS means the number of Gloucester Shares as at the date of this deed; and

NONGS means the number of Converting Shares plus the number of Additional Shares to be Provided under the Terms of Issue amended as provided in this deed.

NOGOS means the number of Gloucester Shares issued up to and including the Scheme Record Date as a result of exercise of Gloucester Options.

*	Rounded down to the nearest whole number of Gloucester Shares

5.4	Explanatory Booklet – preparation principles

(a)	As soon as reasonably practicable after the date of this deed and substantially in accordance with the Timetable, Gloucester must prepare the Explanatory Booklet in compliance with:

(1)	all applicable laws, in particular with the Corporations Act, RG 60 and the Listing Rules; and

(2)	this clause 5.4.

(b)	The Explanatory Booklet will include:

(1)	the terms of the Scheme;

(2)	the notice of Scheme Meeting, the notice of General Meeting and any other notice of meeting in respect of any resolution that is necessary, expedient or incidental to give effect to the Scheme, together with proxy forms for the Scheme Meeting and the General Meeting;

(3)	the Gloucester Information;

(4)	the Bidder Information;

(5)	the Joint Information;

(6)	a copy of this deed (without the schedules or annexures) or a summary of it;

(7)	a copy of the executed Deed Poll;

(8)	a copy of the Independent’s Expert Report; and

(9)	a form allowing Gloucester Shareholders to make an election in respect of the form of their Scheme Consideration.

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(c)	The Explanatory Booklet must include a statement that:

(1)	other than the Bidder Information and the Independent Expert’s Report, the Explanatory Booklet has been prepared by Gloucester and is the responsibility of Gloucester, and that no Bidder Party assumes any responsibility for the accuracy or completeness of the Explanatory Booklet (other than the Bidder Information and the Joint Information);

(2)	the Bidder Information has been provided by Bidder and is the responsibility of Bidder, and that no Gloucester Party assumes any responsibility for the accuracy or completeness of the Bidder Information; and

(3)	the Joint Information has been provided by Bidder and Gloucester and is their joint responsibility.

(d)	The Explanatory Booklet must include information on the Gloucester Directors recommendations in connection with the Scheme in compliance with paragraph 8301 of Schedule 8 to the Corporations Regulations. For the avoidance of doubt, if the Independent Expert concludes that the Scheme is in the best interest of Gloucester Shareholders, Gloucester must seek approval of the Transaction Resolutions by Gloucester Shareholders and the Court’s approval of the Scheme even if the Gloucester Board (or a majority of the Gloucester Board) does not recommend the Shareholders vote in favour of the Transaction Resolutions.

(e)	Gloucester must make available to Bidder drafts of the Explanatory Booklet (including any part of the draft of the Independent Expert’s Report that has been made available to Gloucester), consult with Bidder in relation to the content of those drafts, and consider in good faith, for the purpose of amending those drafts, comments from Bidder on those drafts, such consultation to include allowing Bidder a reasonable opportunity to review and make comments on successive drafts of the Gloucester Information before lodgement of the Explanatory Booklet with ASIC. Bidder acknowledges and agrees that Gloucester has ultimate discretion with respect to the preparation, form and content of the Explanatory Booklet, other than as expressly provided in this deed with respect to the Bidder Information.

(f)	Gloucester must seek approval from Bidder for the form and context in which the Bidder Information appears in the Explanatory Booklet, which approval Bidder must not unreasonably withhold or delay, and Gloucester must not lodge the Explanatory Booklet with ASIC until such approval is obtained from Bidder.

(g)	Gloucester must take all reasonable steps to ensure that the Explanatory Booklet (other than the Bidder Information) is not misleading or deceptive in any material respect (whether by omission or otherwise) as at the date it is despatched to Gloucester Shareholders.

(h)	Bidder must take all reasonable steps to ensure that the Bidder Information is not misleading or deceptive in any material respect (whether by omission or otherwise) as at the date on which the Explanatory Booklet is despatched to Gloucester Shareholders.

(i)	Gloucester must provide to Bidder all such further or new information of which Gloucester becomes aware that arises after the Explanatory Booklet has been despatched until the date of the Scheme Meeting where this is or may be necessary to ensure that the Explanatory Booklet continues to comply with the Corporations Act, RG 60 and the Listing Rules.

(j)	Bidder must provide to Gloucester all such further or new information of which Bidder becomes aware that arises after the Explanatory Booklet has been despatched until the date of the Scheme Meeting where this is or may be necessary to ensure that the Bidder Information continues to comply with the Corporations Act, RG 60 and the Listing Rules.

5 Implementation

(k)	Gloucester and Bidder each agree that the efficient preparation of the Explanatory Booklet and the implementation of the Scheme are in the interests of Gloucester Shareholders and Bidder and that they will use all reasonable endeavours and utilise all necessary resources (including management resources and the resources of external advisers) to comply with their respective obligations under this clause 5.4 and to implement the Scheme as soon as reasonably practicable and substantially in accordance with the Timetable.

5.5	Conduct of Gloucester business

(a)	Subject to clause 5.7, from the date of this deed up until and including the Implementation Date, Gloucester must ensure that Gloucester and the other members of the Gloucester Group:

(1)	conduct their businesses in the ordinary course and substantially (subject to any applicable laws, regulations and Regulatory Approvals) in the manner in which each such business and operation has been conducted in the period before the date of this deed and in compliance in all material respects with all applicable laws, regulations and Regulatory Approvals;

(2)	make all reasonable efforts to:

(A)	keep available the services of their officers and employees; and

(B)	preserve their relationships with Regulatory Authorities, ratings agencies, customers, suppliers, landlords, trade unions, licensors, licensees and others with whom they have business dealings;

(3)	not enter any lines of business or other activities in which members of the Gloucester Group are not engaged at the date of this deed;

(4)	respond to any reasonable request from Bidder and its Representatives (including in response to requests for information from stock exchanges and Regulatory Authorities) for information concerning the Gloucester Group and its business and operations; and

(5)	provide Bidder and its Representatives reasonable access to officers and employees, offices and other facilities, and books and records of members of the Gloucester Group, and otherwise provide reasonable co-operation to Bidder and its Representatives, for the purpose of doing all things necessary or desirable under this deed or in connection with the Transactions (including compliance with any regulatory or stock exchange reporting requirements), any financing undertaken by Bidder in connection with the Transactions and any plans for the integration of the Gloucester Group into the Bidder Group following the Implementation Date.

(b)	From the date of this deed up until and including the Implementation Date, Gloucester must:

(1)	keep Bidder informed of all material developments in relation to any Tax Audit which is instituted or on foot during that period, including any material matters raised by, or material arrangements proposed by, or to, the ATO, and keep Bidder informed of any other material correspondence, developments or audit involving the ATO or any other Commonwealth, State or Territory revenue office or authority;

5 Implementation

(2)	consult with Bidder, in advance, in relation to all material communications with the ATO in relation to any such Tax Audit;

(3)	provide Bidder with copies of all documents received from the ATO in relation to any such Tax Audit; and

(4)	provide Bidder with a copy of all documents to be supplied to the ATO under any such Tax Audit, and prior to submitting each such document:

(A)	allow Bidder and its Representatives a reasonable opportunity to review and comment on them, provided that any comments are received as soon as reasonably practicable and no later than 2 Business Days after provision to Bidder of the draft documents; and

(B)	consider in good faith any comments notified to it by Bidder or its Representatives following the review of such documents by them.

(c)	Nothing in this clause 5.5 requires Gloucester to provide Bidder with any information:

(1)	in breach of an obligation of confidentiality to any person;

(2)	of a commercially sensitive nature, except under clause 5.5(b)5.5(a); or

(3)	concerning the consideration of the Transactions by the Gloucester Board or Gloucester management,

or to provide access or co-operation to the extent it would result in a disruption to any material aspects of the Gloucester Group’s businesses and operations.

5.6	Conduct of Bidder business

(a)	Subject to clause 5.7, from the date of this deed up until and including the Implementation Date, Bidder must ensure that Bidder and the Bidder Group:

(1)	conduct their businesses in the ordinary course and substantially (subject to any applicable laws, regulations and Regulatory Approvals) in the manner in which each such business and operation has been conducted in the period before the date of this deed and in compliance in all material respects with all applicable laws, regulations and Regulatory Approvals;

(2)	make all reasonable efforts to:

(A)	keep available the services of their officers and employees; and

(B)	preserve their relationships with Regulatory Authorities, ratings agencies, customers, suppliers, landlords, trade unions, licensors, licensees and others with whom they have business dealings;

(3)	not enter any lines of business or other activities in which members of the Bidder Group are not engaged at the date of this deed;

(4)	respond to any reasonable request from Gloucester and its Representatives (including in response to requests for information from stock exchanges and Regulatory Authorities) for information concerning the Bidder Group and its business and operations; and

5 Implementation

(5)	provide Gloucester and its Representatives reasonable access to officers and employees, offices and other facilities, and books and records of members of the Bidder Group, and otherwise provide reasonable co-operation to Gloucester and its Representatives, for the purpose of doing all things necessary or desirable under this deed or in connection with the Transactions (including compliance with any regulatory or stock exchange reporting requirements), and any plans for the integration of the Gloucester Group into the Bidder Group following the Implementation Date.

(b)	Nothing in this clause 5.6 requires Bidder to provide Gloucester with any information:

(1)	in breach of an obligation of confidentiality to any person;

(2)	of a commercially sensitive nature, except under clause5.6(a); or

(3)	concerning the consideration of the Transactions by the Bidder board or Bidder management,

or to provide access or co-operation to the extent it would result in a disruption to any material aspects of the Bidder Group’s businesses and operations.

5.7	Permitted activities

(a)	The obligations of Gloucester or Bidder under clauses 5.5 and 5.6 respectively, do not apply in respect of any matter:

(1)	undertaken by a member of the Gloucester Group or Bidder Group, as the case may be, in conducting its businesses in the usual and ordinary course and consistent with past practice;

(2)	required to be done or procured by Gloucester or Bidder, as the case may be, pursuant to, or which is otherwise contemplated by, this deed or another Transaction Document, the Special Dividend, the Capital Reduction or the Scheme;

(3)	subject to clause 5.7(b), Fairly Disclosed:

(A)	in the case of Gloucester, either in the Gloucester Due Diligence Material on or before 9 December 2011 or in the Gloucester Disclosure Letter; and

(B)	in the case of Bidder, either in the Bidder Due Diligence Material on or before 9 December 2011 or in the Bidder Disclosure Letter,

as being actions that the Gloucester Group or the Bidder Group, as the case may be, may carry out between the date of this deed and the Implementation Date; or

(4)	the undertaking of which:

(A)	in the case of Gloucester, Bidder; and

(B)	in the case of Bidder, Gloucester

has approved in writing (which approval must not be unreasonably withheld or delayed).

(b)	Gloucester and Bidder must, in respect of any matter referred to in clause 5.7(a)(3) above that it proposes to undertake:

(1)	if the Gloucester Due Diligence Material, Gloucester Disclosure Letter, Bidder Due Diligence Material or Bidder Disclosure Letter, as the case may be, permits the carrying out of the action only in accordance with certain conditions, ensure those conditions are met;

5 Implementation

(2)	not undertake that matter (or commit to undertake that matter) without first consulting with:

(A)	in the case of Gloucester, Bidder; and

(B)	in the case of Bidder, Gloucester;

(3)	promptly provide Bidder or Gloucester, as the case may be, with any information regarding the matter reasonably requested by the other party.

(4)	For the avoidance of doubt, clause 5.7(b) does not operate to provide Bidder or Gloucester, as the case may be, with a veto right in respect of any matter referred to in clause 5.7(a)(3).

5.8	Intention of Gloucester Board to recommend

If:

(a)	the Independent Expert concludes that the Scheme is in the best interest of Gloucester Shareholders;

(b)	each Merger Ratio Dispute Notice (if any) that has been given under clause 3.9 has been resolved;

(c)	there is no Superior Proposal; and

(d)	the Gloucester Board determines that doing so would not be likely to constitute a breach of the Gloucester Board’s fiduciary or statutory duties,

the Gloucester Board intends, within 5 Business Days of receiving the Independent Expert’s Report, to recommend (including in the Explanatory Booklet) that Gloucester Shareholders vote in favour of the Transaction Resolutions.

Such recommendation may be qualified by as being made:

(e)	in the absence of a Superior Proposal; and

(f)	subject to the Independent Expert continuing to conclude that the Scheme is in the best interest of Gloucester Shareholders or not withdrawing a previous conclusion to this effect.

5.9	Integration Committee

(a)	From the date (if any) that the Gloucester Board makes a determination under clause 5.8, the parties agree to form an operational integration committee (Integration Committee) to facilitate and plan for the Transactions and integration of the businesses of the Gloucester Group with the businesses of Bidder Group following the Implementation Date. The Integration Committee will comprise members of the management each of Gloucester and Bidder and such other persons as the managing directors may agree from time to time.

(b)	The Integration Committee will meet (in person or by telephone) as and when deemed necessary from the date of this deed until the Scheme is fully implemented.

(c)	The Integration Committee will consider all matters relevant to implementing the Scheme, including the following:

(1)	the structure and timetable for accomplishing the Scheme;

(2)	integration planning issues;

(3)	Bidder’s financing arrangements in respect of the Transactions, including any refinancing of existing financial indebtedness of the Gloucester Group;

5 Implementation

(4)	employee share options and superannuation funds;

(5)	communication strategies, including with ASX, employees, shareholders and other stakeholders of each party and the media; and

(6)	consultation with appropriate Regulatory Authority in relation to any Regulatory Approvals.

(d)	Without limiting clause 5.9(c), Gloucester must procure that its members of the Implementation Committee provide to Bidder’s members of the Implementation Committee all such input and assistance as those members may reasonably require or reasonably request with respect to the development of Bidder’s merger integration plan.

5.10	Financing

(a)	Gloucester must provide Bidder, Bidder’s Representatives and Bidder’s prospective financing sources with reasonable access to members of the Gloucester executive committee and to such other personnel as are reasonably approved by the Gloucester executive committee and, subject to any confidentiality obligations owed to third parties as at the date of this deed, permit Bidder to provide Bidder’s prospective financing sources with information which Bidder has obtained from Gloucester under the terms of this deed that is necessary to enter into or consummate the funding of the Scheme Consideration. If information regarding Gloucester cannot be disclosed because of existing confidentiality obligations owed to a Third Party, Gloucester must, if requested in writing by Bidder, use its reasonable endeavours to seek permission from the Third Party to disclose the information to Bidder, Bidder’s Representatives and Bidder’s prospective financing sources.

(b)	Gloucester must provide such cooperation as may be reasonably requested by Bidder for the purpose of providing the Scheme Consideration, including subject to receipt of reasonable notice and availability beyond duties of their roles in the ordinary or appropriate course of Gloucester Group activities, the Gloucester executive committee participating in such number of meetings, presentations, road shows, and sessions with prospective financing sources, investors and rating agencies as are reasonably necessary for the consummation of such financing.

(c)	The obligations under this clause 5.10 apply only from the date that the condition precedent in clause 3.1(k) is satisfied or waived.

5.11	Separation and Cooperation Agreement

(a)	The parties acknowledge that Yanzhou and Bidder (and, if appropriate, one or more of their respective Related Bodies Corporate) will negotiate and before the Due Diligence End Date, enter into a binding Separation and Cooperation Agreement or arrangement necessary or desirable to put in place separation arrangements between Yanzhou (and the Excluded Assets) and Bidder, including arrangements regarding:

(1)	access to information for ongoing filings and any future sell-down of Bidder Shares by Yanzhou;

(2)	corporate and business management and support services;

(3)	use of intellectual property rights;

(4)	information technology sharing arrangements; and

(5)	offtake and marketing arrangements.

(b)	Bidder will consult with Gloucester in relation to this agreement or arrangement and will finalise the agreement or arrangement before the Explanatory Booklet is finalised. Bidder agrees to prepare a summary of this agreement or arrangement for inclusion in the Explanatory Booklet and, for this purpose, Bidder acknowledges that that summary will constitute Bidder Information.

5 Implementation

5.12	LTCC Agreement

(a)	The parties acknowledge that Yanzhou and Bidder (and, if appropriate, one or more of their respective Related Bodies Corporate) will negotiate and before the Due Diligence End Date, enter into the LTCC Licence Agreement.

(b)	Bidder will consult with Gloucester in relation to the LTCC Licence Agreement and will finalise the agreement or arrangement before the Explanatory Booklet is finalised. Bidder agrees to prepare a summary of this agreement or arrangement for inclusion in the Explanatory Booklet and, for this purpose, Bidder acknowledges that that summary will constitute Bidder Information.

5.13	Restructure Agreement

(a)	The parties acknowledge that Yanzhou and Bidder (and, if appropriate, one or more of their respective Related Bodies Corporate) will negotiate and before the Due Diligence End Date, enter into the Restructure Agreement.

(b)	The Restructure Agreement will deal with (among other matters);

(1)	the transfer of Excluded Assets, in accordance with the principles in clause 5.14; and

(2)	the reconstruction of its issued share capital, as contemplated by clause 5.3(j); and

(3)	the steps required to fulfil the condition in clause 3.1(f).

(c)	Bidder will consult with Gloucester in relation to the Restructure Agreement and will finalise the agreement or arrangement before the Explanatory Booklet is finalised. Bidder agrees to prepare a summary of this agreement or arrangement for inclusion in the Explanatory Booklet and, for this purpose, Bidder acknowledges that that summary will constitute Bidder Information.

5.14	Transfer of Excluded Assets

(a)	Yanzhou must procure that prior to the Effective Date the Excluded Assets are transferred to one or more Related Bodies Corporate of Yanzhou that are not Bidder Group Members for consideration and distribute to Yanzhou so much of that consideration, or otherwise procure, such that the Bidder Group is in the same economic position as it would have been had the transfer and distribution not given rise to any Tax for the Bidder Group.

(b)	A reference to Tax in this clause includes income tax which would accrue to the Bidder Group as a result of the transfer of the Excluded Assets, calculated assuming that the income year ended on the Implementation Date.

(c)	To the extent that the distribution is a ‘frankable distribution’ for the purposes of the ITAA 1997 then the Bidder Group may frank the distribution to the extent that the franking would not result in the franking account (or exempting account as the case may be) of Bidder being in a deficit position as at the Implementation Date, assuming:

(1)	all income tax has been paid by Bidder prior to the Implementation Date in respect of the period up to 31 December 2011 and no income refunds are due in respect of this period; and

(2)	any income tax resulting from the transfer of the Excluded Assets is paid prior to the Implementation Date, but only to the extent that this tax can be paid in a manner which gives rise to a franking credit prior to the end of the franking year in which the distribution is paid.

6 Actions on and following Implementation Date

6	Actions on and following Implementation Date

6.1	Reconstitution of the board of Bidder

On the Implementation Date, subject to the receipt by Bidder of signed consents to act, Bidder must take all actions necessary (and in accordance with the constitution of Bidder, the Corporations Act and the Listing Rules) to reconstitute the board of Bidder so that it comprises:

(a)	six nominees of Yanzhou; and

(b)	five non-executive independent directors agreed between Gloucester and Yanzhou,

with the Chairman of the Board of directors of Bidder to be one of the nominees of Yanzhou.

6.2	Reconstitution of the board of each member of the Gloucester Group

(a)	On the Implementation Date, but subject to the Scheme Consideration having been provided in full to Scheme Shareholders and receipt by Gloucester of signed consents to act, Gloucester must take all actions necessary (and in accordance with the constitution of the Gloucester Group member, the Corporations Act and the Listing Rules) to reconstitute the Gloucester Board and the Board of each Subsidiary in accordance with the directions of Yanzhou.

(b)	Without limiting clause 6.2(a), on the Implementation Date, subject to receipt by Gloucester of written notices of resignation to the effect that the outgoing directors have no claim outstanding against any member of the Gloucester Group, Gloucester must procure that:

(1)	all outgoing Gloucester Directors resign from the Gloucester Board; and

(2)	all outgoing directors of each Subsidiary of Gloucester resigns from their office.

6.3	Right of first refusal – ROFR Assets

(a)	Yanzhou must procure that, before Yanzhou or a related body corporate of Yanzhou which is not a Bidder Group Member (in this clause 6.3 Yanzhou Entity) Disposes of any ROFR Asset after the Implementation Date, that entity first offers the relevant ROFR Asset in writing to Bidder. Following such a notice, Bidder may accept the offer at any time up to a day 25 Business Days from the date of the initial notice. Each individual ROFR Asset for which Yanzhou or a Yanzhou Entity proposes to Dispose must be subject to a separate offer made to Bidder in respect of only that ROFR Asset and any such offer:

(1)	must specify the relevant ROFR Asset to which the offer relates;

(2)	must specify the price (which must be a cash price) sought for the relevant ROFR Asset; and

6 Actions on and following Implementation Date

(3)	must provide for Bidder to have a reasonable opportunity (and in any event not less than 40 Business Days) to undertake due diligence investigations in respect of the relevant ROFR Asset and in accordance with clause 6.3(c);

(4)	must be in a form capable of acceptance by Bidder such that if so accepted by Bidder, a binding contract for the sale and purchase of the relevant ROFR Asset is immediately formed, subject to the satisfaction of any conditions of the kind referred to in clause 6.3(a)(5);

(5)	may be accepted by Bidder subject to Bidder obtaining all consents and approvals required in order to acquire the relevant ROFR Asset, including under the FATA or from any Regulatory Authority; and

(6)	must specify any other terms or conditions relevant to the proposed Disposal.

(b)	Following such a notice, Bidder may accept the offer at any time up to a day 60 Business Days from the date of the offer, subject to the satisfaction of any conditions of the kind referred to in clause 6.3(a)(5).

(c)	In respect of the due diligence investigations in relation to each relevant ROFR Asset the subject of an offer under clause 6.3(a), Yanzhou must procure that Bidder and its representatives and advisers are provided with all relevant documents and other information that are material for an intending prudent purchaser of each such ROFR Asset.

(d)	If Bidder accepts an offer under clause 6.3(a), Yanzhou must procure that Yanzhou or a Yanzhou Entity (as applicable) must complete the sale and purchase of the relevant ROFR Asset in accordance with the terms of the offer.

(e)	If Bidder does not elect to purchase a particular ROFR Asset that is offered to it pursuant to this clause 6.3 Yanzhou or the relevant Yanzhou Entity may Dispose of that particular ROFR Asset it to a Third Party within 6 months of the offer under clause 6.3(a) and on terms no less more favourable (taken as a whole) than were offered to Bidder under that clause.

6.4	Dividend policy

(a)	From the Implementation Date, Yanzhou and Bidder must procure that the Bidder Board adopt a distribution policy that subject to applicable laws and the statutory and common law duties of the Bidder Directors that:

(1)	subject to clause 6.4(a)(2), not less than 40% of net profit after tax (pre-abnormal items) be distributed to Bidder Shareholders in each financial year; and

(2)	if the Bidder Board determines that it is necessary in order to prudently manage Bidder’s financial position, not less than 25% of net profit after tax (pre-abnormal items) be distributed to Bidder Shareholders in any given financial year.

(b)	Following Completion, Yanzhou and Bidder must procure that the constitution of Bidder is amended to incorporate the dividend policy set out in clause 6.4(a).

7 Representations and Warranties

7	Representations and Warranties

7.1	Bidder Representations and Warranties

(a)	Bidder represents and warrants to Gloucester (in its own right and separately as trustee or nominee for each of the other Gloucester Parties) that each Bidder Representation and Warranty is true and correct.

(b)	Each Bidder Representation and Warranty is subject to matters required or permitted to be done by this deed or another Transaction Document and matters:

(1)	Fairly Disclosed in the Bidder Disclosure Letter;

(2)	Fairly Disclosed on or before 9 December 2011 in the Bidder Due Diligence Materials; or

(3)	Fairly Disclosed in announcements issued by Yanzhou on any of the securities exchanges where its securities are listed up to and including the day before the date of this deed.

7.2	Gloucester Representations and Warranties

(a)	Gloucester represents and warrants to Bidder (in its own right and separately as trustee or nominee for each of the other Bidder Parties) that each Gloucester Representation and Warranty is true and correct.

(b)	Each Gloucester Representation and Warranty is subject to matters required or permitted to be done by this deed or another Transaction Document and matters:

(1)	Fairly Disclosed in the Gloucester Disclosure Letter;

(2)	Fairly Disclosed on or before 9 December 2011 in the Gloucester Due Diligence Materials; or

(3)	Fairly Disclosed in announcements issued by Gloucester on ASX up to and including the day before the date of this deed.

7.3	Timing of representations and warranties

Unless expressed to be given at a particular time (in which case it is given at that time), each Bidder Representation and Warranty and each Gloucester Representation and Warranty is given:

(a)	at the date of this deed; and

(b)	at all times up until 8am on the Second Court Date.

7.4	Survival of representations

Each Bidder Representation and Warranty and Gloucester Representation and Warranty:

(a)	is severable; and

(b)	survives the termination of this deed (but does not survive, and will be taken to have no further force or effect following implementation of the Scheme).

8 Releases

8	Releases

8.1	Gloucester Parties

(a)	Without limiting Bidder’s rights under clause 13, Bidder and Yanzhou (both for themselves and as agent of every member of the Bidder Group) jointly and severally release all rights against, and jointly and severally agree with Gloucester that neither of them will make a Claim against, any Gloucester Party (other than Gloucester) in connection with:

(1)	Gloucester’s execution or delivery of this deed or any other Transaction Document to which it is a party;

(2)	any breach of any representation, covenant and warranty of Gloucester in this deed;

(3)	the implementation of the Scheme; or

(4)	any disclosure made by any Gloucester Party including in the Gloucester Due Diligence Material, the Updated Gloucester Due Diligence Material or the Gloucester Disclosure Letter that contains any statement which is false or misleading whether in content or by omission, except to the extent the relevant Gloucester Party has not acted in good faith or has engaged in wilful misconduct.

(b)	This clause is subject to any Corporations Act restriction and will (if and to the extent required) be read down accordingly. Gloucester receives and holds the benefit of this clause as trustee for each other Gloucester Party.

8.2	Bidder Parties

(a)	Without limiting Gloucester’s rights under clause 13, Gloucester releases its rights against, and agrees with Bidder that it will not make a Claim against, any Bidder Party (other than Bidder) in connection with:

(1)	Bidder’s execution or delivery of this deed or any other Transaction Document to which it is a party;

(2)	any breach of any representation, covenant and warranty of Bidder in this deed;

(3)	the implementation of the Scheme; or

(4)	any disclosure made by any Bidder Party including in the Bidder Due Diligence Material, the Updated Bidder Due Diligence Material or the Bidder Disclosure Letter that contains any statement which is false or misleading whether in content or by omission, except to the extent that the relevant Bidder Party has not acted in good faith or has engaged in wilful misconduct.

(b)	This clause is subject to any Corporations Act restriction and will (if and to the extent required) be read down accordingly. Bidder receives and holds the benefit of this clause as trustee for each other Bidder Party.

9 Public Announcements

8.3	Directors’ and officers’ insurance

Bidder acknowledges that Gloucester will:

(a)	prior to the Effective Date, arrange for the cover currently provided under its directors’ and officers’ insurance policy which expires on 30 June 2012 (Policy) to be extended for a further period of 12 months; and

(b)	by no later than the Implementation Date, to the extent practicable at normal commercial rates, arrange for the cover provided under the Policy to be amended so as to provide run off cover in accordance with the terms of the Policy for a 7 year period from the end of the term of the Policy, and pay all premiums required so as to ensure that insurance over is provided under the Policy on those terms until that date.

8.4	Obligations in relation to directors’ and officers’ insurance

From the Implementation Date, Gloucester must not:

(a)	vary or cancel the Policy; or

(b)	unless required under the Policy, commit any act or omission that may prejudice any claim by a director or officer of Gloucester under the Policy as extended pursuant to clause 8.3(b) above.

Nothing in clause 8.3 or clause 8.4 shall require Bidder or Gloucester to incur any additional premium after the Implementation Date or require Gloucester to not fulfil its contractual obligations under the Policy.

9	Public Announcements

9.1	Announcement of the Transactions

Immediately after the execution of this deed, the parties must issue public announcements in a form agreed by them prior to such execution (which forms will be consistent).

9.2	Other public announcements

Subject to clause 9.3, prior to making any public announcement or disclosure of or in relation to the Transactions or any other transaction the subject of this deed or the Scheme each party must use its reasonable endeavours to consult with the other party as to, and seek to agree with the other party (each party acting reasonably and in good faith), the timing, form and content of that announcement or disclosure. Subject to any applicable law or rules of a relevant stock exchange, the parties agree to make all public announcements in relation to the Transactions outside the trading hours of ASX, the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

9.3	Required announcement

Where a party is required by applicable law, the ASX Listing Rules or any other applicable stock exchange regulation to make any announcement or to make any disclosure in connection with the Transactions or any other transaction the subject of this deed or the Scheme, it may do so but must use reasonable endeavours, to the extent practicable and lawful, to consult with the other party before making the relevant disclosure and must give the other party as much notice as reasonably practical.

10 Gloucester Exclusivity

9.4	Statements on termination

The parties must act in good faith and use all reasonable endeavours to issue agreed statements in respect of any termination of this deed and, to that end but without limitation, clauses 9.2 and 9.3 apply to any such statements or disclosures.

10	Gloucester Exclusivity

10.1	Termination of existing discussions

Gloucester warrants that, as at the time of execution of this deed, it is not, and must ensure that none of its Representatives are, in any negotiations or discussions, and that it has, and its Representatives have, ceased any existing negotiations or discussions, in respect of any Competing Proposal (or which may reasonably be expected to lead to a Competing Proposal) with any person.

10.2	No shop restriction

During the Exclusivity Period, except with the prior written consent of Bidder, Gloucester must not, and must ensure that none of its Representatives or agents, directly or indirectly solicit, invite, encourage or initiate any Competing Proposal or any enquiries, negotiations or discussions with any Third Party in relation to, or that may reasonably be expected to lead to, a Competing Proposal, or communicate any intention to do any of those things.

10.3	No talk restriction

During the Exclusivity Period, Gloucester must not, and must ensure that none of its Representatives or agents, (whether directly or indirectly) enter into, continue or participate in negotiations or discussions with, or enter into any agreement or understanding with, any Third Party in relation to, or that may reasonably be expected to lead to, a Competing Proposal, even if:

(a)	the Competing Proposal was not directly or indirectly solicited, invited, encouraged or initiated by Gloucester; or

(b)	the Competing Proposal has been publicly announced,

unless:

(c)	the Gloucester Board, acting in good faith, determines (after having taken written advice from its external financial and legal advisers) that, where there is a Competing Proposal, the Competing Proposal is or may reasonably be expected to lead to a Superior Proposal having regard to the steps which the Gloucester Board proposes to take; and

(d)	the Gloucester Board, acting in good faith, determines (after having taken written advice from its external legal advisers) that failing to respond to that Competing Proposal would be likely to constitute a breach of the Gloucester Board’s fiduciary or statutory duties, but only if that Competing Proposal was not directly or indirectly solicited, invited, encouraged or initiated by Gloucester or any of its Representatives in a manner that would breach its obligations under this clause 10.3 or clauses 10.2 or 10.4.

10 Gloucester Exclusivity

10.4	No due diligence

Without limiting the general nature of clause 10.3, during the Exclusivity Period Gloucester must not, and must ensure that its Representatives and agents do not, make available to any Third Party, or permit any Third Party, to receive any non-public information relating to any member of the Gloucester Group in connection with such Third Party formulating, developing or finalising, or assisting in the formulation, development or finalisation of, a Competing Proposal, unless:

(a)	the Competing Proposal has not been directly or indirectly solicited, invited, encouraged or initiated in breach of this clause or clauses 10.2 or 10.3;

(b)	the Gloucester Board, acting in good faith, determines (after having taken written advice from its external financial and legal advisers) that:

(1)	the Competing Proposal is or may reasonably be expected to lead to a Superior Proposal having regard to the steps which the Gloucester Board proposes to take; and

(2)	failing to provide any non-public information to a Third Party would be likely to constitute a breach of the Gloucester Board’s fiduciary or statutory duties; and

(c)	if Gloucester proposes that any non-public information be provided to a Third Party, before Gloucester provides such information, the Third Party has entered into a written agreement in favour of Gloucester regarding the use and disclosure of the confidential information and that restricts the Third Party’s ability to solicit the employees of any member of the Gloucester Group and that information has also been provided to Bidder.

10.5	Notification by Gloucester

(a)	Subject to paragraph (b) and to clause 10.7, during the Exclusivity Period, Gloucester must promptly notify Bidder if:

(1)	Gloucester is approached, directly or indirectly, by any Third Party to take any action of a kind referred to in clauses 10.3 or 10.4; or

(2)	Gloucester proposes to take any action of a kind referred to in clauses 10.3 or 10.4 (for the avoidance of doubt, such notice being given before the taking of the relevant action).

(b)	Paragraph (a) does not oblige Gloucester to provide any details of any approach or proposal from a Third Party, including the identity of the relevant Third Party or the term and conditions of the approach or proposal.

10.6	Response to Competing Proposal

(a)	Subject to clause 10.7, Gloucester must not, and must procure that its Representatives do not enter into any legally binding agreement, arrangement or understanding to give effect to or implement a Competing Proposal unless Gloucester has provided Bidder with full details of the Competing Proposal, including, without limitation, the identity of the relevant Third Party, and at least 5 Business Days to match the terms of the Competing Proposal. Gloucester’s obligations under this clause 10.6 apply in respect of each new Competing Proposal and any material variation or amendment to a Competing Proposal.

(b)	Subject to clause 10.7, if the Gloucester Board determines that Bidder matches or exceeds the terms of a Competing Proposal (Bidder Counter Proposal), then Gloucester and Bidder and each of their respective Representatives must use their best endeavours to agree the amendments to this deed that are reasonably necessary to reflect the Bidder Counter Proposal and to enter into an amended deed to give effect to those amendments and to implement the Bidder Counter Proposal, and Gloucester must use its best endeavours to procure that the Gloucester Board unanimously recommends the Bidder Counter Proposal to Gloucester’s Shareholders and not recommend the applicable Competing Proposal.

11 Bidder Exclusivity

10.7	Fiduciary carve out to notification and matching right

Despite anything in clause 10.5 and 10.6, each obligation of Gloucester under those clauses do not apply:

(a)	to the extent it restricts the Gloucester Board from taking or refusing to take any action with respect to a Competing Proposal which is or may reasonably be expected to lead to a Superior Proposal (which was not solicited, initiated, invited or encouraged (whether directly or indirectly) by Gloucester or any of its Representatives in contravention of clause 10.2, 10.3 or 10.4; and

(b)	to the extent that the Gloucester Board determines in good faith and after having taken written advice from its legal advisers that complying with such obligation would be likely to involve a breach of the fiduciary or statutory duties owed by any Gloucester Director.

10.8	Normal provision of information

Nothing in this clause prevents a party or its Representatives or agents from:

(a)	providing information to its Representatives;

(b)	providing information to any Regulatory Authority;

(c)	providing information to its auditors, customers, financiers, joint venturers and suppliers acting in that capacity in the ordinary course of business;

(d)	providing information required to be provided by law, including to satisfy its obligations of disclosure under the ASX Listing Rules or to any Regulatory Authority; or

(e)	making presentations to brokers, portfolio investors, analysts and other third parties in the ordinary course of business.

10.9	Acknowledgement

Each of Gloucester and Bidder has required the other to agree to the obligations set out in this clause in consideration of it proceeding with the Transactions and incurring significant costs in doing so. In the absence of obtaining these obligations from the other party, each of Gloucester and Bidder would not have entered into this deed.

11	Bidder Exclusivity

11.1	Definitions

For the purpose of this clause 11, ‘Competing Proposal’ and ‘Superior Proposal’ have the meanings in clause 1.1 as if all references to ‘Gloucester’ were references to ‘Bidder’, and a ‘Representative’ of Yanzhou means each subsidiary of Yanzhou other than members of the Bidder Group (in this clause 11.1 Yanzhou Entity), each officer or employee of Yanzhou or of a Yanzhou Entity and each Adviser to Yanzhou or of a Yanzhou Entity.

11 Bidder Exclusivity

11.2	Termination of existing discussions

Bidder warrants that, as at the time of execution of this deed, it is not, and must ensure that none of its Representatives are, in any negotiations or discussions, and that they have, and its Representatives have, ceased any existing negotiations or discussions, in respect of any Competing Proposal (or which may reasonably be expected to lead to a Competing Proposal) with any person.

11.3	No shop restriction

During the Exclusivity Period, except with the prior written consent of Gloucester, Bidder must not, and must ensure that none of their Representatives or agents, directly or indirectly solicit, invite, encourage or initiate any Competing Proposal or any enquiries, negotiations or discussions with any Third Party in relation to, or that may reasonably be expected to lead to, a Competing Proposal, or communicate any intention to do any of those things.

11.4	No talk restriction

During the Exclusivity Period, Bidder must not, and must ensure that none of its Representatives or agents, (whether directly or indirectly) enter into, continue or participate in negotiations or discussions with, or enter into any agreement or understanding with, any Third Party in relation to, or that may reasonably be expected to lead to, a Competing Proposal, even if:

(a)	the Competing Proposal was not directly or indirectly solicited, invited, encouraged or initiated by Bidder; or

(b)	the Competing Proposal has been publicly announced,

unless:

(c)	the Bidder Board, acting in good faith, determines (after having taken written advice from its external financial and legal advisers) that, where there is a Competing Proposal, the Competing Proposal is or may reasonably be expected to lead to a Superior Proposal having regard to the steps which the Bidder Board proposes to take; and

(d)	the Bidder Board, acting in good faith, determines (after having taken written advice from its external legal advisers) that failing to respond to that Competing Proposal would be likely to constitute a breach of the Bidder Board’s fiduciary or statutory duties, but only if that Competing Proposal was not directly or indirectly solicited, invited, encouraged or initiated by Yanzhou or Bidder or any of their Representatives in a manner that would breach its obligations under this clause 11.4 or clauses 11.3 or 11.5.

11.5	No due diligence

Without limiting the general nature of clause 11.4, during the Exclusivity Period, Bidder must not, and must ensure that their Representatives and agents do not, make available to any Third Party, or permit any Third Party, to receive any non-public information relating to any member of the Bidder Group in connection with such Third Party formulating, developing or finalising, or assisting in the formulation, development or finalisation of, a Competing Proposal, unless:

(a)	the Competing Proposal has not been directly or indirectly solicited, invited, encouraged or initiated in breach of this clause or clauses 11.3 or 11.4;

(b)	the Bidder Board, acting in good faith, determines (after having taken written advice from its external financial and legal advisers) that:

(1)	the Competing Proposal is or may reasonably be expected to lead to a Superior Proposal having regard to the steps which the Bidder Board proposes to take; and

11 Bidder Exclusivity

(2)	failing to provide any non-public information to a Third Party would be likely to constitute a breach of the Bidder Board’s fiduciary or statutory duties; and

(c)	if Bidder proposes that any non-public information be provided to a Third Party, before Bidder provides such information, the Third Party has entered into a written agreement in favour of Bidder regarding the use and disclosure of the confidential information and that restricts the Third Party’s ability to solicit the employees of any member of the Bidder Group and that information has also been provided to Gloucester.

11.6	Notification by Yancoal

(a)	Subject to paragraph 11.6(b) and to clause 11.8, during the Exclusivity Period, Bidder must promptly notify Gloucester if:

(1)	Bidder is approached, directly or indirectly, by any Third Party to take any action of a kind referred to in clauses 11.4 or 11.5; or

(2)	it proposes to take any action of a kind referred to in clauses 11.4 or 11.5 (for the avoidance of doubt, such notice being given before the taking of the relevant action).

(b)	Paragraph 11.5(a) does not oblige Bidder to provide any details of any approach or proposal from a Third Party, including the identity of the relevant Third Party or the term and conditions of the approach or proposal.

11.7	Response to Competing Proposal

(a)	Subject to clause 11.8, Bidder must not, and must procure that its Representatives do not enter into any legally binding agreement, arrangement or understanding to give effect to or implement a Competing Proposal unless Bidder has provided Gloucester with full details of the Competing Proposal, including, without limitation, the identity of the relevant Third Party, and at least 5 Business Days to match the terms of the Competing Proposal. Bidder’s obligations under this clause 11.7 apply in respect of each new Competing Proposal and any material variation or amendment to a Competing Proposal.

(b)	Subject to clause 11.8, if the Bidder Board determines that Gloucester matches or exceeds the terms of a Competing Proposal (Gloucester Counter Proposal), then Bidder and Gloucester and each of their respective Representatives must use their best endeavours to agree the amendments to this deed that are reasonably necessary to reflect the Gloucester Counter Proposal and to enter into an amended deed to give effect to those amendments and to implement the Gloucester Counter Proposal, and Bidder must use its best endeavours to procure that the Bidder Board unanimously recommends the Gloucester Counter Proposal to Yanzhou and not recommend the applicable Competing Proposal.

11.8	Fiduciary carve out to notification and matching right

Despite anything in clause 11.6 and 11.7, each obligation of Bidder under those clauses do not apply:

(a)	to the extent it restricts the Bidder Board from taking or refusing to take any action with respect to a Competing Proposal which is or may reasonably be expected to lead to a Superior Proposal (which was not solicited, initiated, invited or encouraged (whether directly or indirectly) by Bidder or any of its Representatives in contravention of clauses 11.3, 11.4 or 11.5; and

11 Bidder Exclusivity

(b)	to the extent that the Bidder Board determines in good faith and after having taken written advice from its legal advisers that complying with such obligation would be likely to involve a breach of the fiduciary or statutory duties owed by any Bidder Director.

11.9	Normal provision of information

Nothing in this clause prevents a party or its Representatives or agents from:

(a)	providing information to its Representatives;

(b)	providing information to any Regulatory Authority;

(c)	providing information to its auditors, customers, financiers, joint venturers and suppliers acting in that capacity in the ordinary course of business;

(d)	providing information required to be provided by law, including to satisfy its obligations of disclosure under the ASX Listing Rules or to any Regulatory Authority; or

(e)	making presentations to brokers, portfolio investors, analysts and other third parties in the ordinary course of business.

11.10	Bidder not to take public steps toward IPO

(a)	Without limiting the preceding provisions of this clause 11, during the Exclusivity Period, Bidder must not:

(1)	undertake any public marketing activities (including launching an initial public offering and conducting external investor road shows or briefings) in relation to an initial public offering of Bidder (either in its own right or through a vehicle holding substantially all of its assets); or

(2)	enter into any legally binding agreement, arrangement or understanding to give effect to or implement a Competing Proposal that would prevent implementation of the Transactions.

(b)	However, nothing in this clause 11 prevents:

(1)	Bidder or its Representatives from undertaking internal preparations for an initial public offering;

(2)	Bidder or its Representatives from undertaking, soliciting, inviting, encouraging, negotiating, facilitating, preparing for or executing, a transaction that would not be inconsistent with or materially interfere with or materially detract from the commercially efficacy of the Transactions, including for this purpose any cash acquisitions of coal assets, entities or businesses by Bidder or its Representatives; or

(3)	Yanzhou or its Representatives from undertaking, or soliciting, inviting, encouraging, negotiating, facilitating, preparing for or executing, any transaction which does not involve any member of the Bidder Group.

11.11	Acknowledgement

Each of Bidder and Gloucester has required the other to agree to the obligations set out in this clause in consideration of it proceeding with the Transactions and incurring significant costs in doing so. In the absence of obtaining these obligations from the other party, each of Bidder and Gloucester would not have entered into this deed.

12 Break Fee

12	Break Fee

12.1	Background

This clause has been agreed to in circumstances where:

(a)	Each of Bidder and Gloucester believes the implementation of the Scheme has the potential to provide significant benefits to it and its respective shareholders, and acknowledges that, if Bidder enters into this deed and the Scheme is subsequently not implemented, the Bidder will have incurred significant costs, including significant opportunity costs;

(b)	Bidder requested provision be made for the payment outlined in this clause, without which the Bidder would not have entered into this deed;

(c)	Gloucester’s board of directors believes that it is appropriate to agree to the payment referred to in this clause to secure the Bidder’s entry into this deed; and

(d)	Gloucester has received separate legal advice in relation to this deed and the operation of this clause.

Each of Bidder and Gloucester acknowledge and agree that the costs actually incurred by Bidder under paragraph (a) will be of such nature that they cannot be accurately ascertained, but that the Break Fee is a genuine and reasonable pre-estimate of the cost and loss that would actually be suffered by the other party.

12.2	Payment of Break Fee

Subject to clauses 12.3, 12.6 and 12.7, Gloucester must pay Bidder the Break Fee:

(a)	if:

(1)	the Independent Expert concludes that the Scheme is in the best interest of Gloucester Shareholders and the Independent Expert has not withdrawn or changed that conclusion;

(2)	each Merger Ratio Dispute Notice (if any) that has been given under clause 3.9 has been resolved; and

(3)	there is no Superior Proposal,

and the Gloucester Board (or a majority of the Gloucester Board) do not make a public statement recommending that Gloucester Shareholders vote in favour of the Transaction Resolutions within 10 Business Days of those conditions being satisfied, unless they have within those 10 Business Days obtained (and provided to the Bidder, subject to such arrangements for the preservation, to the extent possible, of legal professional privilege, as Gloucester may reasonably require) written advice both from a Queens Counsel or Senior Counsel practising in public company mergers and acquisitions law and from a major Australian law firm that so recommending would be likely to constitute a breach of the Gloucester Board’s (or the majority of the Gloucester Board’s) fiduciary or statutory duties;

(b)	if at any time after the time that the Gloucester Board (or a majority of the Gloucester Board) makes a public statement recommending that Gloucester Shareholders vote in favour of the Transaction Resolutions but on or before the earlier of the End Date and the time the Court makes, or refuses to make, an order approving the Scheme:

(1)	the Gloucester Board (or a majority of the Gloucester Board) makes a public statement withdrawing or adversely changing or modifying its or their recommendation that Gloucester Shareholders vote in favour of the Transaction Resolutions or makes a recommendation or statement that is inconsistent with such recommendation or statement; or

12 Break Fee

(2)	without limiting the foregoing, the Gloucester Board (or a majority of the Gloucester Board) makes a public statement indicating that they no longer support the Transactions or that they support another transaction (including a Competing Proposal), but excluding in either case where the reason for the withdrawal, change or modification of recommendation is that:

(3)	the Independent Expert has changed or withdrawn its conclusion that the Scheme is in the best interest of Gloucester Shareholders (unless that change in or withdrawal of the Independent Expert’s conclusion is as a result of the existence of a Competing Proposal); or

(4)	Gloucester has exercised a right to terminate this deed under clause 3.8 (as a result of non-satisfaction of a Gloucester Condition or Joint Condition (unless the existence of a Competing Proposal substantially contributed to the failure to satisfy that Gloucester Condition or Joint Condition)), 3.9, 3.10 or 13.1(a) or (e); or

(c)	if at any time before the termination or expiry of this deed, a Competing Proposal of any kind is announced by a Third Party and, within one year of that announcement, the Third Party or an associate of the Third Party completes in all material respects a transaction of the kind referred to in paragraph (a), (b), (c) or (d) of the definition of Competing Proposal. For this purpose, ‘completes in all material respects’ means that the relevant Competing Proposal is free from any defeating conditions.

12.3	Payment conditions

(a)	Notwithstanding the occurrence of any event under clause 12.2, no amount is payable under the clause if the Scheme becomes Effective.

(b)	Gloucester can only ever be liable to pay the Break Fee once.

12.4	Timing of payment

If the Break Fee is payable under this clause, Gloucester (as applicable) must pay that break fee without set-off or withholding within 5 Business Days of receipt of a tax invoice for payment from the other party.

12.5	Nature of payment

The amount payable by Gloucester to Bidder under clause 12.2 is an amount to compensate Bidder for:

(a)	advisory costs (including costs of Advisers other than success fees);

(b)	costs of management and directors time;

(c)	out-of-pocket expenses; and

(d)	opportunity costs incurred in pursuing the Transactions or in not pursuing other alternative acquisitions or strategic initiatives which could have been developed to further business and objectives, incurred by the other party.

13 Termination

12.6	Compliance with law

This clause 12 imposes obligations on Gloucester only to the extent that the performance of all or part of those obligations:

(a)	do not constitute unacceptable circumstances, as declared by the Australian Takeovers Panel;

(b)	do not breach the fiduciary or statutory duties of the Gloucester Board, as determined by a court; and

(c)	are not otherwise held to be unlawful or unenforceable by a court.

If and to the extent any of the above apply, Bidder must reimburse all or part of the Break Fee within five Business Days of receipt of a demand for reimbursement from Gloucester, which demand must be accompanied by reasonable evidence of any of the above applying and the extent to which it applies.

12.7	Other claims

(a)	Despite any other provision of this deed but subject to paragraph (b):

(1)	if Gloucester becomes liable to pay the Break Fee to Bidder:

(A)	Gloucester will, upon making payment, have no further Liability for any breach of this deed other than the payment of any interest that may be awarded for late payment of the Break Fee; and

(B)	the Break Fee will be reduced by any amounts previously paid by Gloucester for any breach of this deed; and

(2)	subject to paragraph (1), the Liability of Gloucester for any breach of this deed is limited to the payment of an amount equal to the Break Fee and any interest that may be awarded on that amount.

(b)	Nothing in paragraph (a) in any way:

(1)	prevents a party (in its own right or as trustee for any person contemplated by this deed) from seeking orders from a court of competent jurisdiction for the specific performance by the other party of any obligations under this deed; or

(2)	extinguishes or limits the Liability of a party for any breach of this deed arising from criminal acts or fraud by the other party or a Representative of the other party.

13	Termination

13.1	General rights

(a)	Bidder or Gloucester may terminate this deed by written notice to the other at any time before 8am on the Second Court Date if:

(1)	the other has materially breached any provision of this deed including any Gloucester Representation and Warranty or Bidder Representation and Warranty (as applicable);

(2)	the party wishing to terminate has given written notice to the other in a timely manner setting out the relevant circumstances and stating an intention to terminate this deed; and

14 Confidentiality

(3)	the relevant circumstances continue to exist for ten Business Days from the time the notice of intention to terminate is given (or any shorter period ending at 5pm on the Business Day before the Second Court Date).

(b)	Bidder may terminate this deed by written notice to the other party if the Gloucester Board (or a majority of the Gloucester Board) have not, by no later than the earlier of 31 March 2012 and the date 2 Business Days after the Independent Expert’s Report is received by Gloucester, recommended that Gloucester Shareholders vote in favour of the Transaction Resolutions, or if, having made such a recommendation the Gloucester Board (or a majority of the Gloucester Board):

(1)	makes a public statement withdrawing or adversely changing or modifying its or their recommendation that Gloucester Shareholders vote in favour of the Transaction Resolutions or makes a recommendation or statement that is inconsistent with such recommendation or statement; or

(2)	without limiting the foregoing, makes a public statement indicating that they no longer support the Scheme or that they support another transaction (including, without limitation, a Competing Proposal), provided that Bidder may not rely on this termination right if Gloucester asks it, after the termination right becomes available, whether Bidder wishes Gloucester to proceed to convene the Scheme Meeting and to call and arrange to hold the General Meeting, and Bidder requests Gloucester to do so, and following that request the Scheme Meeting has been convened and the General Meeting has been called and arranged to be held.

(c)	Bidder or Gloucester may terminate this deed by written notice to the other in the circumstances set out in, and in accordance with, clauses 3.8, 3.9 or 3.10.

(d)	Bidder may terminate this deed by written notice to Gloucester if Gloucester has breached any provision of clause 10 or permitted any Gloucester Prescribed Occurrence to occur.

(e)	Gloucester may terminate this deed by written notice to Bidder if Bidder has breached any provision of clause 11 or permitted any Bidder Prescribed Occurrence to occur.

13.2	Effect of termination

If this deed is validly terminated by a party in compliance with clauses 3.8, 3.9, 3.10 or 13.1, this deed will be of no force or effect, without any liability or obligation on the part of any party, other than in relation to rights and obligations that accrued before termination and the provisions of this clause and of clauses 1, 7.4, 8, 9, 12.2(b) or (c), 14, 15, 16 and 17, which will remain in force after the termination.

13.3	Termination by written agreement

The parties may terminate this deed by another written agreement between them.

14	Confidentiality

14.1	Confidentiality Obligation

Subject to clause 14.2, the parties acknowledge and agree that:

(a)	they continue to be bound by the Confidentiality Agreement after the date of this deed; and

15 GST

(b)	the rights and obligations of the parties under the Confidentiality Agreement survive termination of this deed.

14.2	Exceptions to confidentiality

(a)	Nothing in the Confidentiality Agreement restricts any party (the Recipient) from disclosing any confidential information of the other party (the Discloser) where:

(b)	that disclosure is required for the purpose of implementing the Transactions or any other transaction the subject of this deed or the Scheme;

(c)	the disclosure is made, for the purposes of the Bidder’s financing in connection with the Transactions, to Bidder’s financiers who have agreed to be bound by confidentiality undertakings no less restrictive than those applying to Yanzhou under the relevant Confidentiality Deed, or

(d)	disclosure of that information would otherwise be permitted under the relevant Confidentiality Deed (whether or not that information is Confidential Information within the meaning of the relevant Confidentiality Deed).

15	GST

15.1	Recovery of GST

If GST is payable, or notionally payable, on a supply made under or in connection with this deed, the party providing the consideration for that supply must pay as additional consideration an amount equal to the amount of GST payable, or notionally payable, on that supply (the GST Amount). Subject to the prior receipt of a tax invoice, the GST Amount is payable at the same time that the other consideration for the supply is provided. This clause does not apply to the extent that the consideration for the supply is expressly stated to be GST inclusive or the supply is subject to reverse charge.

15.2	Liability net of GST

Where any indemnity, reimbursement or similar payment under this deed is based on any cost, expense or other liability, it may be reduced by any input tax credit entitlement, or notional input tax credit entitlement, in relation to the relevant cost, expense or other liability.

15.3	Adjustment events

If an adjustment event occurs in relation to a supply under or in connection with this deed, the GST Amount will be recalculated to reflect that adjustment and an appropriate payment will be made between the parties and the supplier shall issue an adjustment note to the recipient.

15.4	Survival

This clause will continue to apply after expiration or termination of this deed.

16 Notices

15.5	Definitions

Unless the context requires otherwise, words used in this clause that have a specific meaning in the GST law (as defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth)) have the same meaning in this clause.

16	Notices

Any notice, demand, consent or other communication (a Notice) given or made under this deed:

(a)	must be in writing and signed by a person duly authorised by the sender;

(b)	must be delivered to the intended recipient by prepaid post (if posted to an address in another country, by registered airmail) or by hand or fax to the address or fax number below or the address or fax number last notified by the intended recipient to the sender with a copy in each case sent to the email address below or the email address last notified by the intended recipient to the sender:

(1)	to Bidder:	Yancoal Australia Limited

Suite 1105, Level 11
68 York Street
Sydney NSW 2000

Attention: Mr Cunliang Lai

Fax No: +61 2 8243 5388

Email: clai@yancoal.com.au;

with a copy to:

Philippa Stone
Partner
Freehills
MLC Centre
19 Martin Place
Sydney NSW 2000
Australia

Fax no: +61 2 9322 4000

Email: Philippa.Stone@freehills.com

(2)	to Yanzhou:	Yanzhou Coal Mining Company Limited

No. 298 Fushan South Road
Zoucheng, Shandong
PR China

Attention: Mr Yuxiang Wu

Fax No: +86 (537) 538 2032

Email: wuyx3075@163.com;

with a copy to:

Philippa Stone
Partner
Freehills
MLC Centre
19 Martin Place

17 General Provisions

Sydney NSW 2000
Australia

Fax no: +61 2 9322 4000

Email: Philippa.Stone@freehills.com

(3)	to Gloucester:	Gloucester Coal Ltd
Level 7, 167 Macquarie Street
Sydney NSW 2000
Australia

Attention: Company Secretary

Fax no: +61 2 9220 9999

Email: companysecretary@gcl.com.au

(c)	will be conclusively taken to be duly given or made:

(1)	in the case of delivery in person, when delivered;

(2)	in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same country) or seven Business Days after the date of posting (if posted to an address in another country); and

(3)	in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages and the correct destination fax number or name of recipient and indicating that the transmission has been made without error, but if the result is that a Notice would be taken to be given or made on a day that is not a business day in the place to which the Notice is sent or is later than 5pm (local time) it will be taken to have been duly given or made at the start of business on the next business day in that place.

17	General Provisions

17.1	Amendment

(a)	This deed other than clause 8 may be amended only by another deed executed by all the parties.

(b)	Clause 8 may be amended only by another deed executed by all of the parties and the consent of all of the Bidder Parties and all of the Gloucester Parties.

17.2	Assignment

A party cannot assign, charge, encumber or otherwise deal with at law or in equity any of its rights or obligations under this deed, or attempt or purport to do so, without the prior consent of each other party.

17.3	Costs and stamp duty

Each party must each bear their own costs arising out of the negotiation, preparation and execution of this deed. All stamp duty (including fines, penalties and interest) payable on or in connection with this deed and any instrument executed under or any transaction evidenced by this deed must (subject to the remaining provisions of this clause) be borne by Bidder.

17 General Provisions

Nothing in clause 5.14 requires Gloucester or the Bidder Group to pay or be responsible for, and Yanzhou indemnifies and will keep indemnified, Gloucester, Bidder and any Bidder Group Member in respect of, any stamp duty (including fines, penalties and interest) which in any way relates to or otherwise arises from:

(1)	the execution of any document, the performance of any obligation or the implementation of any transaction contemplated under clause 5.14; or

(2)	the revocation and/or clawback of any stamp duty exemption or relief (including, but not limited to, any corporate reconstruction, corporate reorganisation or similar relief) where such revocation or clawback in any way relates or otherwise arises from the transfer of any Excluded Asset as contemplated under clause 5.14.

Nothing in this deed requires Bidder or Yanzhou to pay or be responsible for, and Gloucester indemnifies and will keep indemnified, Bidder and Yanzhou and any Bidder Group Member in respect of, any stamp duty (including fines, penalties and interest) which in any way relates to or otherwise arises from:

(a)	anything that pertains to a Gloucester Condition;

(b)	issue and cancellation (or redemption) of the Enforcement Share;

(c)	transfer or cancellation of any Gloucester Options;

(d)	Conversion of the Converting Shares to Gloucester Shares;

(e)	implementation of the Capital Reduction (including the Promissory Note and Trust arrangements) and Special Dividend; or

(f)	termination of Gloucester Share Plan.

17.4	Counterparts

This deed may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

17.5	Entire agreement

This deed and the Confidentiality Agreement contain the entire agreement between the parties with respect to their subject matter. They set out the only conduct relied on by the parties and supersede all earlier conduct and prior agreements and understandings between the parties in connection with their subject matter.

17.6	Further assurances

Each party must do anything necessary (including executing agreements and documents) to give full effect to this deed, the Transaction Documents and the transactions contemplated by those documents.

17.7	Governing law and jurisdiction

This deed is governed by the laws of New South Wales. In relation to it and related non-contractual matters each party irrevocably submits to the non-exclusive jurisdiction of courts with jurisdiction there, and waives any right to object to the venue on any ground.

17.8	No merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this deed or the other Transaction Documents. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing the Transactions.

17 General Provisions

17.9	No third party beneficiary

This deed is binding upon and inures solely to the benefit of each party to it and each of their respective permitted successors and assigns, and nothing in this deed, express or implied, is intended to or will confer upon any other person, other than the Bidder Parties and the Gloucester Parties (to the extent set out in clauses 6 and 8), any third party beneficiary rights.

17.10	No waiver

A failure to exercise or a delay in exercising any right, power or remedy under this deed does not operate as a waiver. A single or partial exercise or waiver of the exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the party granting that waiver unless made in writing.

17.11	Process agent

Yanzhou:

(a)	irrevocably appoints Bidder as its agent to accept service of process and other documents in any legal action or proceedings arising out of or in any way related to this deed and related non-contractual matters before courts with jurisdiction in New South Wales;

(b)	must ensure that at all times, the agent or a replacement acceptable to Gloucester remains present, authorised and able to accept service of process and other documents on its behalf and, if there is a replacement, it must immediately notify Gloucester and provide it with satisfactory evidence of the replacement’s acceptance of its appointment; and

(c)	agrees that service of any process or documents on the agent (or any replacement) will be sufficient service on it.

17.12	Severability of provisions

Any provision of this deed that is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That does not invalidate the remaining provisions of this deed nor affect the validity or enforceability of that provision in any other jurisdiction.

17.13	Waiver of immunity

With respect to any legal action or proceedings arising out of or in any way related to this deed and related non-contractual matters, Bidder irrevocably and unconditionally:

(a)	waives any immunity that it or its assets may have at any time (including from suit, judgment, attachment, execution or other enforcement);

(b)	agrees that it will not raise, rely on or claim any immunity; and

(c)	consents to any relief or any process, including against any property (irrespective of its use or intended use).

Schedules

Schedule 1

Bidder Representations and Warranties

1	Bidder is a validly existing corporation registered under the laws of its place of incorporation.

2	The execution and delivery of this deed has been properly authorised by all necessary corporate action and Bidder has full corporate power and lawful authority to execute and deliver this deed and to perform or cause to be performed its obligations under this deed.

3	This deed constitutes legal, valid and binding obligations on it and this deed does not result in a breach of or default under any deed or any writ, order or injunction, rule or regulation to which Bidder is a party or is bound.

4	As at the date of this deed, there are 76,975,000 Bidder Shares on issue, and Bidder has not issued (and is not required to issue) any other securities or instruments which are still outstanding (or may become outstanding) and which may convert into Bidder securities by way of new issue other than under a dividend reinvestment plan (including pursuant to any underwriting of that plan) or an incentive scheme or option or performance share plans for the benefit of employees and directors only (including any security issued upon conversion, vesting or exercise of rights attaching to any security issued under an incentive scheme, option or performance share plan).

5	To the best of Bidder’s knowledge, after making due and proper enquiry, all information Bidder has provided to Gloucester or its Representatives as at and from the Disclosure Cut-off Date is not misleading in any material respect (whether by omission or otherwise), including that there are reasonable grounds for all statements as to future matters and a reasonable basis for all statements of opinion in that information.

6	After making due and proper enquiry, Bidder is not aware of any material information relating to its businesses that has not been disclosed to Gloucester or its Representatives as at and from the Disclosure Cut-off Date which:

(a)	is objectively necessary for Gloucester to make an informed decision as to whether to proceed with the Transactions; or

(b)	might reasonably be expected to cause Gloucester not to proceed with the Transactions at all or to only proceed with the Transactions on materially different terms.

7	The Updated Bidder Due Diligence Materials and each disclosure in the Bidder Disclosure Letter have been disclosed in good faith and, so far as the Bidder Board and the senior management of Bidder are aware after due enquiry, Bidder has not knowingly or recklessly:

(a)	omitted anything from such information such as to make any part of that information materially false or misleading; or

(b)	included anything materially false or misleading in such information;

8	The Bidder Information provided to Gloucester for inclusion in the Explanatory Booklet will:

(a)	be provided in good faith;

(b)	comply in all material respects with the requirements of the Corporations Act, the Listing Rules and RG 60, including disclosure of all the information that would be required under paragraphs (c), (f), (g), (h), (i), (k), (l) and (m) of section 636(1) of the Corporations Act to be included in a bidder’s statement if Bidder were offering the Scheme Consideration as consideration under a takeover bid; and

Schedule 1 Bidder Representations and Warranties

(c)	be provided on the understanding that Gloucester will rely on that information for the purposes of preparing the Explanatory Booklet and proposing and implementing the Scheme in accordance with the requirements of the Corporations Act.

9	All information provided by or on behalf of Bidder to the Independent Expert to enable the Independent Expert’s Report to be included in the Explanatory Booklet to be prepared and completed will be provided in good faith and on the understanding that the Independent Expert will rely upon that information for the purposes of preparing the Independent Expert’s Report for inclusion in the Explanatory Booklet.

10	As at the date the Explanatory Booklet is despatched to Gloucester Shareholders, the Bidder Information, in the form and context in which that information appears in the version of the Explanatory Booklet registered by ASIC under section 412(6) of the Corporations Act will not be misleading or deceptive in any material respect (whether by omission or otherwise).

11	Bidder will, as a continuing obligation, provide to Gloucester all such further or new information which may arise after the Explanatory Booklet has been despatched until the date of the Scheme Meeting which is necessary to ensure that the Bidder Information, in the form and context in which that information appears in the version of the Explanatory Booklet registered by ASIC under section 412(6) of the Corporations Act, is not misleading or deceptive in any material respect (whether by omission or otherwise).

12	No Bidder Prescribed Occurrence has occurred.

13	There are no restrictions on Bidder issuing New Bidder Shares or CVR Shares to Scheme Shareholders in accordance with the Scheme and there are no restrictions to those New Bidder Shares and CVR Shares being quoted on the financial market conducted by ASX (initially on a deferred settlement basis and thereafter on an ordinary settlement basis), other than receiving permission from ASX to have those Bidder Shares so quoted.

14	With effect on the Scheme Record Date, the capital structure of Bidder will be reconstructed consistent with clause 5.3(j) of this deed

Schedule 2

Gloucester Representations and Warranties

1	Gloucester is a validly existing corporation registered under the laws of its place of incorporation.

2	The execution and delivery of this deed by Gloucester has been properly authorised by all necessary corporate action and Gloucester has full corporate power and lawful authority to execute and deliver this deed and to perform or cause to be performed its obligations under this deed.

3	This deed constitutes legal, valid and binding obligations on Gloucester and the execution of this deed of itself does not result in a breach of or default under any agreement or deed or any writ, order or injunction, rule or regulation to which Gloucester or any of its Subsidiaries is a party or to which they are bound.

4	The Gloucester Information contained in the Explanatory Booklet:

(a)	will be prepared and included in the Explanatory Booklet in good faith; and

(b)	will comply in all material respects with the requirements of the Corporations Act, Listing Rules and RG 60;

5	As at the date the Explanatory Booklet is despatched to Gloucester Shareholders, the Explanatory Booklet registered by ASIC under section 412(6) of the Corporations Act (excluding the Bidder Information and the Independent Expert’s Report) will not be misleading or deceptive in any material respect (whether by omission or otherwise);

6	As at the date of this deed and as at and from the Disclosure Cut-off Date, Gloucester is not in breach of its continuous disclosure obligations under the Listing Rules and is not relying on the exclusion in Listing Rule 3.1A to withhold any information from disclosure (other than in relation to the Transactions or as disclosed in writing to Bidder on or before the relevant date) and its public disclosures to ASX (taken as a whole) are not misleading in any material respect (whether by omission or otherwise); and

7	No Gloucester Prescribed Occurrence has occurred.

8	To the best of Gloucester’s knowledge, after making due and proper enquiry, all information Gloucester has provided to Yanzhou, Bidder or their Representatives as at and from the Disclosure Cut-off Date is not misleading in any material respect (whether by omission or otherwise), including that there are reasonable grounds for all statements as to future matters and a reasonable basis for all statements of opinion in that information.

9	After making due and proper enquiry, Gloucester is not aware of any material information relating to its businesses that has not been disclosed to Yanzhou, Bidder or their Representatives as at and from the Disclosure Cut-off Date which:

(a)	is objectively necessary for Yanzhou and Bidder to make an informed decision as to whether to proceed with the Transactions; or

(b)	might reasonably be expected to cause Yanzhou and Bidder not to proceed with the Transactions at all or to only proceed with the Transactions on materially different terms.

Schedule 2 Gloucester Representations and Warranties

10	The Updated Gloucester Due Diligence Materials and each disclosure in the Gloucester Disclosure Letter have been disclosed in good faith and, so far as the Gloucester Board and the senior management of Gloucester are aware after due enquiry, Gloucester has not knowingly or recklessly:

(c)	omitted anything from such information such as to make any part of that information materially false or misleading; or

(d)	included anything materially false or misleading in such information;

11	As at the date of this deed, the total issued capital of Gloucester is:

(a)	202,905,967 Gloucester Shares;

(b)	1,000 Converting Shares; and

(c)	3,618,574 Options,

and there are no other Gloucester options, performance rights, shares, convertible notes or other securities (or offers or agreements to issue any of the foregoing).

Schedule 3

Part A Gloucester Prescribed Occurrences

Schedule

Prescribed Occurrences

Part A – Gloucester Prescribed Occurrences

Part 1

Changes to capital structure, distributions

1.	Gloucester converts all or any of its shares into a larger or smaller number of shares other than a conversion of some or all of the 1,000 Converting Shares on issue at the date of this deed, into up to the total number of ordinary shares calculated in accordance with clause 4.7.

2.	Any Gloucester Group Member (other than a direct or indirect wholly-owned subsidiary of Gloucester) resolves to reduce its share capital in any way (other than under the Capital Reduction) or reclassify, combine, split, redeem or repurchase directly or indirectly any of its shares.

3.	Any Gloucester Group Member (other than a direct or indirect wholly-owned subsidiary of Gloucester):

3.1	enters into a buy-back agreement; or

3.2	resolves to approve the terms of a buy-back agreement under the Corporations Act.

4.	Any Gloucester Group Member (other than a direct or indirect wholly-owned subsidiary of Gloucester) declares, pays or distributes any dividend, bonus or other share of its profits or assets or agrees to return any capital to its members, other than the Capital Reduction and the Special Dividend.

5.	Any Gloucester Group Member issues, agrees to issue or incurs any obligation (including any contingent obligation) to issue or have transferred to any person securities in or of it or any other Gloucester Group Member, other than:

5.1	to Gloucester, a direct or indirect wholly-owned subsidiary of Gloucester; or

5.2	Gloucester Shares, to the holders as at the date of this deed of Gloucester options as required by their terms following a valid exercise of the Gloucester options.

6.	Any Gloucester Group Member issues or grants, agrees to issue or grant or incurs any obligation (including any contingent obligation) to issue, grant or have transferred to any person:

6.1	options over shares or other securities convertible into shares in or of it or any other Gloucester Group Member; or

6.2	any debt securities (including any performance rights or options).

Schedule Prescribed Occurrences

Entering into, varying or terminating agreements

7.	A Gloucester Group Member enters into, varies in a material respect or terminates any of the following, other than in the ordinary course of business to the extent necessary prior to the Implementation Date for the proper conduct of the business of the relevant Gloucester Group Member:

7.1	an agreement with respect to derivative instruments (including swaps, futures contracts, forward commitments, commodity or currency derivatives or options) or similar instruments;

7.2	a joint venture, partnership or similar arrangement;

7.3	an off-take, coal sales or marketing arrangement in relation to the production of any Gloucester Group Member;

7.4	an agreement or understanding restraining any Gloucester Group Member from competing with any person or conducting activities in any market;

7.5	an agreement or understanding in respect of Finance Debt (other than an agreement, arrangement or understanding of the type referred to in item 7.1); or

7.6	a Material Agreement (other than an agreement, arrangement or understanding of the type referred to in item 7.1 to 7.5 inclusive).

8.	A Gloucester Group Member enters into, varies in a material respect or terminates any agreement or arrangement (other than an agreement, arrangement or understanding of the type referred to in item 7.1 to 7.6 inclusive) where the agreement or arrangement concerned involves an amount (including any payment, incurring of expenditure or foregoing of revenue) or assets or liabilities to the value, of more than $20 million (per annum, in any case involving recurring payments), other than in the ordinary course of business, or waives a default or accepts a compromise, where the waiver or compromise involves an amount of more than $20 million (per annum, in any case involving recurring payments) (and for the purposes of the foregoing a number of separate transactions shall be treated as a single transaction if they are with the same or associated parties or if a reasonable person would otherwise consider them to be related).

Borrowing or lending other than in the ordinary course

9.	A Gloucester Group Member incurs or makes available any Finance Debt other than in the ordinary course of business.

Encumbering assets

10.	A Gloucester Group Member creates, or agrees to create, any mortgage, charge, lien or other encumbrance over the whole, or substantially all, of its business or property, other than by operation of law in the ordinary course of business.

Insolvency Events

11.	A Gloucester Group Member suffers an Insolvency Event or (without limitation) becomes unable to pay its debts as and when due.

Changes to the nature of business

12.	A Gloucester Group Member ceases, or threatens to cease, to carry on its business or makes a material change to the nature of its business.

Varying or granting employee benefits

13.	Except as specifically provided for in an existing employment contract or in an existing entitlement under an employee incentive scheme, in each case in place prior to the date of this deed, details of which have been Fairly Disclosed on or before 9 December 2011 in the Gloucester Disclosure Materials, any Gloucester Group Member:

13.1	paying any bonus to, or increasing the compensation of, any officer or employee of any Gloucester Group Member;

Schedule Prescribed Occurrences

13.2	accelerating the rights of any officer or employee of any Gloucester Group Member to compensation or benefits of any kind (including under any Gloucester executive or employee share plan);

13.3	granting to any officer or employee of any Gloucester Group Member any increase in severance or termination pay or superannuation entitlements or issuing any Gloucester Shares or securities convertible to Gloucester Shares to any of those persons; or

13.4	establishing, adopting, entering into or amending in any material respect (including by taking any action to accelerate any rights or benefits due under) any enterprise bargaining agreement, Australian workplace agreement, employee benefit plan or superannuation scheme of Gloucester or relating to the officers or employees of any Gloucester Group Member, where the aggregate incremental cost to the Gloucester Group of all such actions exceeds $5,000,000, provided that paragraphs 13.1 to 13.4 above will not prevent the entry into any enterprise bargaining agreement, Australian workplace agreement or other similar agreement with a group of Gloucester Group operational employees if that occurs in the ordinary course of business as a result of the fact that existing arrangements of that kind with that group of operational employees will expire before the End Date.

Disposing of subsidiaries etc

14.	Gloucester or a Gloucester Group member disposes, or agrees to dispose, of shares in a subsidiary for a consideration or with a value in excess of $20 million, or any Gloucester Group Member is deregistered or dissolved.

Part 2

Changes to accounting methods

15.	Any Gloucester Group Member making a change in its accounting methods, principles or practices which would materially affect the reported consolidated assets, liabilities or results of operations of any Gloucester Group Member, other than as required to comply with any changes to generally accepted accounting principles, standards, guidelines or practices in the jurisdiction of the relevant entity’s incorporation.

Related party transactions

16.	A Gloucester Group Member entering into or resolving to enter into a transaction with any related party of Gloucester (other than a related party which is a Gloucester Group Member) as defined in section 228 of the Corporations Act which would require shareholder approval under Chapter 2E or under Chapter 10 of the ASX Listing Rules.

Changes to arrangements with financial advisers

17.	A Gloucester Group Member amending in any material respect any arrangement with its financial advisor, or entering into arrangements with a new financial advisor which arrangements with any such new financial advisor may involve the payment of fees of in excess of $500,000 (individually or in aggregate), in respect of the Transaction.

Schedule Prescribed Occurrences

Tax deconsolidation

18.	A Gloucester Group Member doing anything that would result in a de-consolidation of the Gloucester Consolidated Tax Group, other than acquiring or disposing of a wholly owned subsidiary (subject always to the other provisions of this deed).

Transactions requiring consultation

19.	A Gloucester Group Member:

19.1	enters into, varies in a material respect or terminates any agreement or arrangement where the agreement or arrangement concerned involves an amount (including any payment, incurring of expenditure or foregoing of revenue) or assets or liabilities to the value, of more than $10 million (per annum, in any case involving recurring payments); or

19.2	waives a default or accepts a compromise, where the waiver or compromise involves an amount of more than $10 million (per annum, in any case involving recurring payments),

without Gloucester having consulted first with Bidder in respect of such event (and for the purposes of the foregoing a number of separate transactions shall be treated as a single transaction if they are with the same or associated parties or if a reasonable person would otherwise consider them to be related).

Schedule 3 Part B Bidder Prescribed Occurrences

Part B Bidder Prescribed Occurrences

Schedule Prescribed Occurrences

Part B – Bidder Prescribed Occurrence

Other than as approved by the board of an Bidder Group Member on or before the date of this deed or necessary for the Bidder to refinance approximately $1 billion that may become repayable under its bank facilities between the date of this deed and the Implementation Date, the occurrence of any of the following between the date of this deed and the Implementation Date:

Part 1

Changes to capital structure, distributions

1.	The Bidder converts all or any of its shares into a larger or smaller number of shares other than as provided in clause 5.3(j) of this deed.

2.	Any Bidder Group Member (other than a direct or indirect wholly-owned subsidiary of the Bidder) resolves to reduce its share capital in any way or reclassify, combine, split, redeem or repurchase directly or indirectly any of its shares.

3.	Any Bidder Group Member (other than a direct or indirect wholly-owned subsidiary of the Bidder):

3.1	enters into a buy-back agreement; or

3.2	resolves to approve the terms of a buy-back agreement under the Corporations Act.

4.	Any Bidder Group Member (other than a direct or indirect wholly-owned subsidiary of the Bidder) declares, pays or distributes any dividend, bonus or other share of its profits or assets or agrees to return any capital to its members.

5.	Any Bidder Group Member issues, agrees to issue or incurs any obligation (including any contingent obligation) to issue or have transferred to any person securities in or of it or any other Bidder Group Member, other than to the Bidder or a direct or indirect wholly-owned subsidiary of the Bidder.

6.	Any Bidder Group Member issues or grants, agrees to issue or grant or incurs any obligation (including any contingent obligation) to issue, grant or have transferred to any person:

6.1	options over shares or other securities convertible into shares in or of it or any other Bidder Group Member; or

6.2	any debt securities (including any performance rights or options).

Entering into, varying or terminating agreements

7.	A Bidder Group Member enters into, varies in a material respect or terminates any of the following, other than in the ordinary course of business to the extent necessary prior to the Implementation Date for the proper conduct of the business of the relevant Bidder Group Member:

7.1	an agreement with respect to derivative instruments (including swaps, futures contracts, forward commitments, commodity or currency derivatives or options) or similar instruments;

7.2	a joint venture, partnership or similar arrangement;

7.3	an off-take, coal sales or marketing arrangement in relation to the production of any Bidder Group Member;

7.4	an agreement or understanding restraining any Bidder Group Member from competing with any person or conducting activities in any market;

Schedule Prescribed Occurrences

7.5	an agreement or understanding in respect of Finance Debt (other than an agreement, arrangement or understanding of the type referred to in item 7.1); or

7.6	a Material Agreement (other than an agreement, arrangement or understanding of the type referred to in item 7.1 to 7.5 inclusive).

8.	A Bidder Group Member enters into, varies in a material respect or terminates any agreement or arrangement (other than an agreement, arrangement or understanding of the type referred to in item 7.1 to 7.6 inclusive) where the agreement or arrangement concerned involves an amount (including any payment, incurring of expenditure or foregoing of revenue) or assets or liabilities to the value, of more than $40 million (per annum, in any case involving recurring payments), other than in the ordinary course of business, or waives a default or accepts a compromise, where the waiver or compromise involves an amount of more than $40 million (per annum, in any case involving recurring payments) (and for the purposes of the foregoing a number of separate transactions shall be treated as a single transaction if they are with the same or associated parties or if a reasonable person would otherwise consider them to be related).

Borrowing or lending other than in the ordinary course

9.	A Bidder Group Member incurs or makes available any Finance Debt other than in the ordinary course of business.

Encumbering assets

10.	A Bidder Group Member creates, or agrees to create, any mortgage, charge, lien or other encumbrance over the whole, or substantially all, of its business or property, other than by operation of law in the ordinary course of business.

Insolvency Events

11.	A Bidder Group Member suffers an Insolvency Event or (without limitation) becomes unable to pay its debts as and when due.

Changes to the nature of business

12.	A Bidder Group Member ceases, or threatens to cease, to carry on its business or makes a material change to the nature of its business.

Varying or granting employee benefits

13.	Except as specifically provided for in an existing employment contract or in an existing entitlement under an employee incentive scheme, in each case in place prior to the date of this deed, details of which have been Fairly Disclosed on or before 9 December 2011 in the Bidder Disclosure Materials, any Bidder Group Member:

13.1	paying any bonus to, or increasing the compensation of, any officer or employee of any Bidder Group Member;

13.2	accelerating the rights of any officer or employee of any Bidder Group Member to compensation or benefits of any kind (including under any executive or employee share plan);

13.3	granting to any officer or employee of any Bidder Group Member any increase in severance or termination pay or superannuation entitlements or issuing any shares in the Bidder or securities convertible to shares in the Bidder to any of those persons; or

13.4	establishing, adopting, entering into or amending in any material respect (including by taking any action to accelerate any rights or benefits due under) any enterprise bargaining agreement, Australian workplace agreement, employee benefit plan or superannuation scheme of the Bidder Group or relating to the officers or employees of any Bidder Group Member, where the aggregate incremental cost to the Bidder Group of all such actions exceeds $5,000,000, provided that paragraphs 13.1 to 13.4 above will not prevent the entry into any enterprise bargaining agreement, Australian workplace agreement or other similar agreement with a group of Bidder Group operational employees if that occurs in the ordinary course of business as a result of the fact that existing arrangements of that kind with that group of operational employees will expire before the End Date.

Schedule Prescribed Occurrences

Disposing of subsidiaries etc

14.	A Bidder Group Member disposes, or agrees to dispose, of shares in a subsidiary for a consideration or with a value in excess of $60 million, or any Bidder Group Member is deregistered or dissolved.

Part 2

Changes to accounting methods

15.	Any Bidder Group Member making a change in its accounting methods, principles or practices which would materially affect the reported consolidated assets, liabilities or results of operations of any Bidder Group Member, other than as required to comply with any changes to generally accepted accounting principles, standards, guidelines or practices in the jurisdiction of the relevant entity’s incorporation.

Changes to arrangements with financial advisers

16.	A Bidder Group Member amending in any material respect any arrangement with its financial advisor, or entering into arrangements with a new financial advisor which arrangements with any such new financial advisor may involve the payment of fees of in excess of $500,000 (individually or in aggregate), in respect of the Transaction

Tax deconsolidation

17.	A Bidder Group Member doing anything that would result in a de-consolidation of the Bidder Consolidated Tax Group, other than acquiring or disposing of a wholly owned subsidiary (subject always to the other provisions of this deed).

Transactions requiring consultation

18.	A Bidder Group Member:

18.1	enters into, varies in a material respect or terminates any agreement or arrangement where the agreement or arrangement concerned involves an amount (including any payment, incurring of expenditure or foregoing of revenue) or assets or liabilities to the value, of more than $20 million (per annum, in any case involving recurring payments); or

18.2	waives a default or accepts a compromise, where the waiver or compromise involves an amount of more than $20 million (per annum, in any case involving recurring payments),

without Yanzhou having first consulted Gloucester in respect of such event (and for the purposes of the foregoing a number of separate transactions shall be treated as a single transaction if they are with the same or associated parties or if a reasonable person would otherwise consider them to be related).

Schedule 4

Part A Gloucester Material Agreements

Redacted under Australian Law

Schedule 4 Part A Gloucester Material Agreements

Part B Bidder Material Agreements

Redacted under Australian Law

Schedule 5

Enforcement Share Terms

Redacted under Australian Law

Schedule 6

Option cancellation consideration

Redacted under Australian Law

Schedule 7

CVR Share terms

Redacted under Australian Law

Signing page

Executed as a deed

Executed as a deed in accordance with section 127

of the Corporations Act 2001 by

Yancoal Australia Limited

sign here }
Director

print name	MURRAY BAILEY

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Director

print name	CUN LIANG LAI

Executed as a deed in accordance with section 127

of the Corporations Act 2001 by

Gloucester Coal Limited

sign here }
Company Secretary/Director

print name

sign here }
Director

print name

Signing page

Executed as a deed

Executed as a deed in accordance with section 127

of the Corporations Act 2001 by

Yancoal Australia Limited

sign here }
Company Secretary/Director

print name

sign here }
Director

print name

Executed as a deed in accordance with section 127

of the Corporations Act 2001 by

Gloucester Coal Limited

sign here }
Company Secretary/Director

print name	J.A.C. MACKENZIE

sign here }
Director

print name	BRENDAN MYOMERSON

Signing page

Signed, sealed and delivered as a deed on behalf of

Yanzhou Coal Mining Company Limited by

sign here }

print name	WU YU XIANG

Legal Representative / Authorised Representative

sign here }

print name	ZHANG BAO CAI

Witness

Attachments

Attachment 1

Form of Scheme

Scheme of Arrangement under Part 5.1 of the Corporations Act

Annexure A

Form of Scheme

Date  }

Between

Gloucester	Gloucester Coal Ltd

ABN 66 008 881 712 of Level 7, 167 Macquarie Street Sydney NSW,
Australia

(Gloucester)

holders of ordinary shares in Gloucester at the Scheme Record Date
(other than Excluded Shareholders)

1	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in this Scheme are set out below.

Term	Meaning

ASIC	the Australian Securities and Investments Commission.

ASX	ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market known as the Australian Securities Exchange operated by it.

Bidder	Yancoal Australia Limited (ABN 82 111 859 119), of Level 11, 68 York Street, Sydney, New South Wales, Australia.

Bidder Share	a fully paid ordinary share in the capital of Bidder.

Bidder Sub

a direct or indirect wholly owned subsidiary of Bidder, nominated in writing by Bidder to Gloucester, or if such a subsidiary is not nominated by Bidder then a reference to Bidder Sub is a reference to Bidder.

Bidder Group

Bidder and each of its subsidiaries (excluding, at any time, Gloucester and its subsidiaries to the extent that Gloucester and its subsidiaries are subsidiaries of Bidder at that time). A reference to a member of the Bidder Group is a reference to Bidder or any such subsidiary

Business Day	a business day as defined in the ASX Listing Rules.

CHESS	the clearing house electronic subregister system of share transfers operated by ASX Settlement Pty Limited (ABN 49 008 504 532).

CHESS Holding	has the meaning given in the Settlement Rules

Capital Reduction	The proposed equal reduction of the share capital of Gloucester under Part 2J.1 of the Corporations Act, as contemplated by the Merger Proposal Deed.

Corporations Act	the Corporations Act 2001 (Cth).

Term	Meaning

Court	the Federal Court of Australia or such other court of competent jurisdiction under the Corporations Act agreed to in writing between the parties.

CVR Share

a Contingent Value Right Redeemable Preference Share in the capital of Bidder, to be issued to Scheme Shareholders substantially on the terms summarised in Schedule 7 to the Merger Proposal Deed (or such other terms agreed to in writing between the parties).

Deed Poll

the deed poll dated [*] 2012 executed by Bidder under which Bidder covenants in favour of the Scheme Shareholders to perform the actions attributed to it under this Scheme and the Merger Proposal Deed.

Effective	the coming into effect under section 411(10) of the Corporations Act of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to this Scheme.

Effective Date	the date on which this Scheme becomes Effective.

Election Date

5.00pm on the date which is two Business Days before the Scheme Meeting (or such other date and time as Gloucester and Bidder agree in writing), being the last time and date by which Scrip Election Forms may be lodged.

Election Form

the form made available by Gloucester to Gloucester Shareholders to make an election of the kind referred to in clause 5.2 (which Electing Small Shareholders can also use to make the election referred to in clause 5.4), or any other form which Gloucester and Bidder agree in writing to accept for that purpose.

Electing Small Shareholder	a Small Shareholder who validly elects to have the Bidder Shares and CVR Shares to which he or she is otherwise entitled sold in accordance with clause 5.4.

End Date	the ‘End Date’ determined in accordance with the Merger Proposal Deed.

Excluded Shareholder

any Gloucester Shareholder who is a member of the Bidder Group or any other Gloucester Shareholder to the extent it holds Gloucester Shares on behalf of, or for the benefit of, any member of the Bidder Group.

Foreign Scheme Shareholder	a Scheme Shareholder who comes within the definition of ‘Foreign Scheme Shareholder’ in the Merger Proposal Deed.

Term	Meaning

Gloucester Registry	Computershare Investor Services Pty Ltd ACN 078 279 277 or any replacement provider of share registry services to Gloucester.

Gloucester Share	a fully paid ordinary share in the capital of Gloucester.

Gloucester Shareholder	each person who is registered as the holder of Gloucester Shares from time to time.

Gloucester Share Register	the register of members of Gloucester maintained in accordance with the Corporations Act.

Implementation Date	the fifth Business Day after the Scheme Record Date or such other date agreed to in writing between Gloucester and Bidder.

Issuer Sponsored Holding	has the meaning given in the Settlement Rules.

Merger Proposal Deed	the Merger Proposal Deed dated [*] 2011 between Bidder, Yanzhou Coal Mining Company Limited and Gloucester.

Registered Address	in relation to a Gloucester Shareholder, the address shown in the Gloucester Share Register as at the Scheme Record Date.

Regulatory Authority	(a) any government or governmental, semi-governmental, administrative, monetary, fiscal or judicial body, tribunal, agency or entity;

(b) a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government; or

(c) any regulatory organisation established under statute, in any part of the world, and whether foreign, federal, state, territorial or local.

Sale Agent	a person appointed by Bidder, in consultation with Gloucester, to sell the Sale Securities pursuant to clauses 5.3(b) and 5.4.

Term	Meaning

Sale Proceeds	the gross proceeds of sale of the Sale Securities under clauses 5.2(b) and 5.4, less any applicable taxes and charges incurred by Bidder or the Sale Nominee in connection with the sale.

Sale Securities	the Bidder Shares and CVR Shares to which Foreign Scheme Shareholders and Electing Small Shareholders would have been entitled under this Scheme but for the operation of clause 5.6.

Scheme Consideration	in respect of a Scheme Shareholder, means:

(a)     if the Scheme Shareholder is not a Foreign Scheme Shareholder and has not made a valid election on or before the Election Date as referred to in clause 5.2, a number of Bidder Shares and CVR Shares per Scheme Share equal to the number of Bidder Shares and CVR Shares which that Scheme Shareholder would have been entitled to receive had it validly elected to receive ‘Bidder Shares plus CVR Shares’;

(b) if the Scheme Shareholder is not a Foreign Scheme Shareholder and has made a valid election on or before the Election Date as referred to in clause 5.2:

(1) if the Scheme Shareholder has validly elected to receive ‘All Bidder Shares’ – one Bidder Share per Scheme Share;

(2) if the Scheme Shareholder has validly elected to receive ‘Bidder Shares plus CVR Shares’:

(A)    if ‘Bidder Shares plus CVR Shares’ has been elected in respect of a number of Scheme Shares equal to or less than the total number of Scheme Shares on issue on the Scheme Record Date less 130,000,000 – one Bidder Share and one CVR Share per Scheme Share; or

(B) if ‘Bidder Shares plus CVR Shares’ has been elected in respect of a number of Scheme Shares exceeding the total number of Scheme Shares on issue on the Scheme Record Date less 130,000,000:

•       one Bidder Share and one CVR Share per Scheme Share, in respect of a number of Scheme Shares calculated as (B/A) x C, where A = the number of Scheme Shares the subject of valid ‘Bidder Shares plus CVR Shares’ elections plus the number of Scheme Shares which were not the subject of valid elections, B = the total number of Scheme Shares on issue on the Scheme Record Date less 130,000,000 and C = the number of Scheme Shares held by the relevant Scheme Shareholder; plus

• one Bidder Share per Scheme Share, in respect of the remaining Scheme Shares held by the relevant Scheme Shareholder;

[Note to be retained in draft: The overriding principle is that the total available as Scheme Consideration for the acquisition of all of the securities in Gloucester together with the Gloucester Special Dividend and the Capital Reduction Amount will be 23% (or another percentage arising from the operation of clause 3.9 of the Merger Proposal Deed) of Bidder and $700 million in cash plus an amount equal to the aggregate exercise price of Gloucester Options that are exercised resulting in the issue of Gloucester Shares prior to the Capital Reduction Record Date.

Term	Meaning

(3) if the Scheme Shareholder is an Electing Small Shareholder, a part of the Sale Proceeds determined in accordance with clause 5.6;

(c) if the Scheme Shareholder is a Foreign Scheme Shareholder – a part of the Sale Proceeds determined in accordance with clause 5.6,

provided that for the purposes of the foregoing the total number of Bidder Shares and CVR Shares issued to a particular Scheme Shareholder in respect of its parcel of Scheme Shares shall be rounded down to the nearest whole Bidder Share and the nearest whole CVR and the total cash amount payable to an Electing Small Shareholder or a Foreign Scheme Shareholder in respect of its parcel of Scheme Shares shall be rounded down to the nearest whole cent.

Scheme	this scheme of arrangement subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to in writing by Gloucester and Bidder.

Scheme Meeting	the meeting of Gloucester Shareholders (other than Excluded Shareholders) ordered by the Court to be convened under section 411(1) of the Corporations Act.

Scheme Record Date	7pm on the fifth Business Day after the Effective Date or such other time and date agreed to in writing between the Bidder and Gloucester.

Scheme Share	a Gloucester Share held by a Scheme Shareholder at the Scheme Record Date.

Scheme Shareholders	Gloucester Shareholders (other than Excluded Shareholders) at the Scheme Record Date.

Scrip Election	has the meaning given to that term in clause 5.2

Term	Meaning

Second Court Date

the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving this Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application is heard.

Settlement Rules	the ASX Settlement Operating Rules

Small Shareholder	a Scheme Shareholder who is shown on the Gloucester Share Register on the Scheme Record Date as holding [100] Scheme Shares or less.

Trust Account	an Australian dollar denominated trust account operated by Gloucester as trustee for the benefit of Scheme Shareholders.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a)	The singular includes the plural, and the converse also applies.

(b)	A gender includes all genders.

(c)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e)	A reference to a clause or schedule is a reference to a clause of or schedule to this deed.

(f)	A reference to an agreement or document (including a reference to this Scheme) is to the agreement or document as amended, supplemented, novated or replaced, except to the extent prohibited by this deed or that other agreement or document, and includes the recitals, schedules and annexures to that agreement or document.

(g)	A reference to a party to this Scheme or another agreement or document includes the party’s successors, permitted substitutes and permitted assigns (and, where applicable, the party’s legal personal representatives).

(h)	A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(i)	A reference to conduct includes an omission, statement or undertaking, whether or not in writing.

(j)	A reference to an agreement includes any undertaking, deed, agreement and legally enforceable arrangement, whether or not in writing, and a reference to a document includes an agreement (as so defined) in writing and any certificate, notice, instrument and document of any kind.

(k)	A reference to dollars and $ is to Australian currency.

(l)	All references to time are to Sydney, Australia time.

(m)	Mentioning anything after includes, including, for example, or similar expressions, does not limit what else might be included.

(n)	A reference to, an officer or subsidiary is to that term as it is defined in the Corporations Act.

1.3	Business Day

Where the day on or by which any act, matter or thing under this Scheme is to be done is not a Business Day, that act, matter or thing must be done on or by the next Business Day.

1.4	Listing requirements included as law

A listing rule or business rule of a financial market will be regarded as a law, and a reference to such a rule is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party.

2	Preliminary

2.1	Gloucester

(a)	Gloucester is a public company limited by shares, registered in Western Australia and admitted to the official list of ASX.

(b)	Gloucester Shares are officially quoted on ASX. As at [*] 2012:

(1)	[*] Gloucester Shares were on issue which are officially quoted on ASX;

(2)	1,000 Gloucester Converting Shares were on issue which are not quoted on any financial market; and

(3)	[*] Gloucester Options were on issue which are not quoted on any financial market.

2.2	Bidder

Bidder is an unlisted public company limited by shares incorporated in Victoria.

2.3	Consequence of this Scheme becoming Effective

If this Scheme becomes Effective:

(a)	Bidder will apply (unless it has already applied) for admission to the official list of ASX and for all Bidder Shares to be quoted on ASX;

(b)	Bidder will provide or procure the provision of the Scheme Consideration to Scheme Shareholders in accordance with this Scheme and the Deed Poll; and

(c)	all the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares, will be transferred to Bidder Sub, and Gloucester will enter Bidder Sub in the Gloucester Share Register as the holder of the Scheme Shares with the result that Gloucester will become a wholly-owned subsidiary of Bidder Sub.

2.4	General

(a)	Gloucester and Bidder have agreed, by executing and undertaking the subsequent steps provided in, the Merger Proposal Deed, to implement this Scheme.

(b)	This Scheme attributes actions to Bidder but does not itself impose an obligation on it to perform those actions. Bidder has agreed, by executing the Deed Poll, to perform the actions attributed to it under this Scheme, including the providing or procuring the provision of the Scheme Consideration to the Scheme Shareholders.

3	Conditions

(a)	This Scheme is conditional on, and will have no force or effect until, the satisfaction of each of the following conditions precedent:

(1)	all the conditions precedent in clause 3.1 of the Merger Proposal Deed (other than the condition in clause [3.1(j)]) having been satisfied or waived in accordance with the terms of the Merger Proposal Deed by 8.00am on the Second Court Date;

(2)	neither the Merger Proposal Deed nor the Deed Poll having been terminated in accordance with their terms before 8.00am on the Second Court Date;

(3)	approval of this Scheme by the Court under section 411(4)(b) of the Corporations Act, including with any alterations made or required by the Court under section 411(6) of the Corporations Act as are agreed to in writing by Bidder and Gloucester; and

(4)	such other conditions imposed by the Court under section 411(6) of the Corporations Act, as are acceptable to the parties, having been satisfied.

(b)	The satisfaction of the conditions referred to in clause 3(a) is a condition precedent to the operation of clauses 4 and 5.

(c)	This Scheme will lapse and be of no further force or effect if:

(1)	the Effective Date does not occur on or before the End Date or any later date as the Court, with the consent of the parties, may order; or

(2)	the Merger Proposal Deed is terminated before implementation of this Scheme on the Implementation Date.

4	Implementation

4.1	Lodgement of Court orders

Gloucester must lodge with ASIC office copies of any Court orders under section 411 of the Corporations Act approving this Scheme no later than by 5pm on the [tenth] Business Day after the Court approves this Scheme.

4.2	Transfer of Scheme Shares

On the Implementation Date:

(a)	subject to the provision of the Scheme Consideration in the manner contemplated by clause 5, the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares at the Implementation Date, will be transferred to Bidder Sub, without the need for any further act by any Scheme Shareholder (other than acts performed by Gloucester or its officers as agent and attorney of the Scheme Shareholders under clause 8.5 or otherwise) by:

(1)	Gloucester delivering to Bidder a duly completed and executed share transfer form to transfer all the Scheme Shares to Bidder Sub; and

(2)	Bidder Sub duly executing such transfer form and delivering it to Gloucester for registration; and

(b)	immediately after receipt of the transfer form in accordance with paragraph 4.2(a)(2), Gloucester must enter, or procure the entry of, the name of Bidder Sub in the Gloucester Share Register in respect of the Scheme Shares.

5	Scheme Consideration

5.1	Amount of Scheme Consideration

Each Scheme Shareholder is entitled to receive the Scheme Consideration.

5.2	Election procedure

(a)	Each Gloucester Shareholder will be entitled to elect to receive the form of Scheme Consideration provided for under clause 5.2(b) (Scrip Election). All Scrip Elections will take effect in accordance with this Scheme to the extent that any Gloucester Shareholders who makes a Scrip Election qualifies as a Scheme Shareholder.

(b)	A Gloucester Shareholder may elect to receive one of the combinations of consideration referred to in paragraphs (b)(1) (‘All Bidder Shares’) or (2) (‘Bidder Shares plus CVR Shares’) of the definition of ‘Scheme Consideration’, by completing an Election Form and returning it to the address specified in the Election Form so that it is received on or before the Election Date.

(c)	A Gloucester Shareholder which has made a Scrip Election may vary, withdraw or revoke that election by lodging a replacement Election Form so that it is received on or before the Election Date.

(d)	A Scrip Election must be made in accordance with the terms and conditions of the Election Form and this clause 5.2, and a Scrip Election not so made will not be a valid election for the purpose of this Scheme and will not be recognised by Bidder, Bidder Sub or Gloucester for any purpose (provided that Bidder may, with the agreement of Gloucester, waive this requirement and may, with the agreement of Gloucester, settle as it thinks fit any difficulty, matter of interpretation or dispute which may arise in connection with determining the validity of any Scrip Election, and any such decision will be conclusive and binding on Bidder, Bidder Sub, Gloucester and the relevant Scheme Shareholder).

(e)	Clause 5.3 will apply to any Gloucester Shareholder who makes a Scrip Election but who qualifies as a Foreign Scheme Shareholder.

(f)	Subject to clause 5.2(g), if a Gloucester Shareholder makes a Scrip Election, that election will be deemed to apply in respect of the Gloucester Shareholder’s entire registered holding of Gloucester Shares at the Scheme Record Date, regardless of whether the Gloucester Shareholder’s holding of Gloucester Shares at the Scheme Record Date is greater or less than the Gloucester Shareholder’s holding at the time it made its Scrip Election.

(g)	A Gloucester Shareholder who is noted on the Gloucester Share Register as holding one or more parcels of Gloucester Shares as trustee or nominee for, or otherwise on account of, another person, may make separate elections under this clause 5.2 in relation to each of those parcels of Gloucester Shares (subject to it providing to Bidder and Gloucester any substantiating information they reasonably require), and if it does so it will be treated as a separate Gloucester Shareholder in respect of each such parcel in respect of which a separate election is made (and in respect of any balance of its holding), provided that if, at the Scheme Record Date, it holds fewer Gloucester Shares than it held at the time it made the election, then, unless it has at the time of any sale of Gloucester Shares notified Gloucester whether the Gloucester Shares sold relate to any such separate election (and if so which separate election the Gloucester Shares sold relate to), it will be treated as not having made a valid election in respect of any of its Gloucester Shares (or in any other manner that Bidder and Gloucester agree is fair in the circumstances).

5.3	Foreign Scheme Shareholders

(a)	Bidder will be under no obligation to issue, and must not issue, any Bidder Shares or CVR Shares under this Scheme to Foreign Scheme Shareholders.

(b)	Instead, Bidder must procure that:

(1)	the Sale Securities are issued by Bidder to the Sale Agent on the Implementation Date (rounded down, if necessary, to the nearest whole number);

(2)	as soon as practicable and, in any event, not more than [15 Business Days] after the Implementation Date, the Sale Agent sells the Sale Securities in such manner, at such price or prices and on such other terms as the Sale Agent determines in good faith; and

(3)	promptly after the last sale of Sale Shares in accordance with clause 5.3(b)(2), the Sale Agent pays the Sale Proceeds into the Trust Account (for payment by Gloucester to the Foreign Scheme Shareholders and the Electing Small Shareholders in accordance with sub-clauses 5.6(c) to (g) inclusive of this Scheme).

(c)	None of Bidder, Gloucester or the Sale Agent gives any assurance as to the price that will be achieved for the sale of Sale Securities by the Sale Agent. The sale of Sale Securities by the Sale Agent will be at the risk of the Foreign Scheme Shareholders.

(d)	Each Foreign Scheme Shareholder appoints Gloucester as its agent to receive on its behalf any financial services guide or other notices (including any updates of those documents) that the Sale Agent is required to provide to Foreign Scheme Shareholders under the Corporations Act.

5.4	Small Shareholder Facility

(a)	A Small Shareholder may, subject to the terms of this Scheme, elect to have the Bidder Shares that they would otherwise receive under this Scheme sold in accordance with the provisions of this clause 5.4 by completing an Election Form so that it is received before the Election Date.

(b)	The Bidder Shares to which an Electing Small Shareholder would otherwise have become entitled will be issued to the Sale Agent and Bidder will procure that the Sale Agent sells those Bidder Shares for the benefit of the Electing Small Shareholders and pay to the Electing Small Shareholder as soon as reasonably practicable the proceeds calculated in a manner consistent with and otherwise in accordance with clauses 5.3(b) to (d) inclusive and 5.6(c) to (g) inclusive, with appropriate contextual modifications.

5.5	Joint holders

In the case of Scheme Shares held in joint names:

(a)	any Bidder Shares and CVR Shares comprised in the Scheme Consideration are to be issued to and registered in the names of the joint holders;

(b)	any cheque required to be sent under this Scheme will be made payable to the joint holders and sent to the holder whose name appears first in the Gloucester Share Register as at the Scheme Record Date; and

(c)	any other document required to be sent under this Scheme, will be forwarded to the holder whose name appears first in the Gloucester Share Register as at the Scheme Record Date.

5.6	Provision of Scheme Consideration

(a)	Bidder must (pursuant to its obligations under the Deed Poll) before [5.00pm] on the Implementation Date:

(1)	procure that the name of each Scheme Shareholder entitled to receive Bidder Shares or CVR Shares under this Scheme is entered in Bidder’s register of members as the holder of those Bidder Shares or CVR Shares (in holdings having the same holding name and address and other details as the holding of the relevant Scheme Shares, and in CHESS Holdings if the relevant Scheme Shares were held in the CHESS Holdings and in Issuer Sponsored Holdings if the relevant Scheme Shares were held in Issuer Sponsored Holdings); and

(2)	procure that the name of the Sale Agent is entered in Bidder’s register of members as the holder of the Sale Securities (with such holding details as the Sale Agent notifies).

(b)	On or before the date that is five Business Days after the Implementation Date, Bidder must send or procure the sending of an allotment advice or holding statement (or equivalent document) to each Scheme Shareholder entitled to receive Bidder Shares and CVR Shares under this Scheme, reflecting the issue of such Bidder Shares and CVR Shares in accordance with clause 5.6(a)(2).

(c)	As soon as practicable following payment into the Trust Account of the Sale Proceeds, Gloucester must pay from the Trust Account to each Foreign Scheme Shareholder and each Electing Small Shareholder such amount of cash as is due to that Scheme Shareholder as Scheme Consideration in respect of their Scheme Shares, being in the case of each such person the amount they would have received had they:

(1)	received the Bidder Shares and CVR Shares to which they would have been entitled under this Scheme but for the operation of clauses 5.3 and 5.4; and

(2)	sold them for:

(A)	in the case of each Bidder Share, an amount per Bidder Share equal to that part of the Sale Proceeds which is attributable to the sale of Bidder Shares divided by the total number of Bidder Shares included in the Sale Securities; and

(b)	in the case of CVR Sharers, an amount per CVR Share equal to that part of the Sale Proceeds which is attributable to the sale of CVR Shares divided by the total number of CVR Shares included in the Sale Securities, provided that for the purposes of the foregoing the total cash amount payable to an Electing Small Shareholder or a Foreign Scheme Shareholder in respect of its parcel of Scheme Shares shall be rounded down to the nearest whole cent.

(d)	The amount referred to in clause 5.6(c) must be paid by Gloucester doing any of the following at its election:

(1)	sending (or procuring the Gloucester Registry to send) it to the Scheme Shareholder’s Registered Address by cheque in Australian currency drawn out of the Trust Account; or

(2)	depositing (or procuring the Gloucester Registry to deposit) it into an account with any Australian ADI (as defined in the Corporations Act) notified to Gloucester (or the Gloucester Registry) by an appropriate authority from the Scheme Shareholders.

(e)	If there is any surplus in the amount held by Gloucester in the Trust Account, that surplus must be paid by Gloucester to Bidder following the satisfaction of Gloucester’s obligations under this clause. Any interest on the amounts deposited in the Trust Account (less bank fees and other charges) will be to Bidder’s account.

(f)	If any amount is required under any Australian law or by any Australian Regulatory Authority to be:

(1)	withheld from an amount payable under paragraphs (c) or (e) and paid to that entity or authority; or

(2)	retained by Gloucester out of an amount payable under paragraphs (c) or (e),

its payment or retention by Gloucester (or the Gloucester Registry) will constitute the full discharge of Gloucester’s obligations under this clause 5.4 with respect to the amount so paid or retained until, in the case of paragraph (f)(2), it is no longer required to be retained.

(g)	If:

(1)	written notice is given to Gloucester (or the Gloucester Registry) of an order made by a court of competent jurisdiction that requires payment to a third party of a sum in respect of Scheme Shares held by a particular Scheme Shareholder, which would otherwise be payable to that Scheme Shareholder by Gloucester in accordance with clause 5.6(c), then Gloucester shall be entitled to procure that payment is made in accordance with that order; or

(2)	written notice is given to Gloucester (or the Gloucester Registry) of an order made by a court of competent jurisdiction that prevents Gloucester from making a payment by Gloucester to any particular Scheme Shareholder in accordance with clause 5.6(c), or such payment is otherwise prohibited by applicable law, Gloucester shall be entitled to retain an amount, in Australian dollars, equal to the number of Scheme Shares held by that Scheme Shareholder multiplied by the Scheme Consideration until such time as payment in accordance with clause 5.6(c) is permitted by that order or otherwise by law.

5.7	[Fractional entitlements and splitting]

[Note to be retained in draft: Anti-manipulation provisions to be included if either party considers there is risk from share splitting or similar conduct.]

5.8	Status of Bidder Shares and CVR Shares

Subject to this Scheme becoming Effective, Bidder must:

(a)	issue the Bidder Shares and CVR Shares required to be issued under this Scheme on terms such that each such Bidder Share will rank equally in all respects with each other Bidder Share and each such CVR Share will rank equally in all respects with each other CVR Share;

(b)	ensure that each Bidder Share and CVR Share required to be issued under this Scheme is duly issued and is fully paid and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under the constitution of Bidder); and

(c)	use all reasonable endeavours to ensure that such Bidder Shares and CVR Shares are approved for listing on the ASX and that quotation of them on ASX commences as soon as practicable after the Effective Date, initially on a deferred settlement basis and thereafter on a ordinary (T+3) settlement basis.

6	Dealings in Gloucester Shares

6.1	Determination of Scheme Shareholders

To establish the identity of the Scheme Shareholders, dealings in Gloucester Shares will only be recognised if:

(a)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Gloucester Share Register as the holder of the relevant Gloucester Shares on or before the Scheme Record Date; and

(b)	in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the Scheme Record Date at the place where the Gloucester Share Register is kept, and Gloucester will not accept for registration, nor recognise for any purpose (except a transfer to Bidder pursuant to this Scheme and any subsequent transfer by Bidder or its successors in title), any transfer or transmission application or other request received after such times, or received prior to such times but not in registrable or actionable form, as appropriate.

6.2	Register

(a)	(Registration of transfers) Gloucester must register registrable transmission applications or transfers of the kind referred to in clause 6.1(b) on the Scheme Record Date (provided that for the avoidance of doubt nothing in this clause 6.2 requires Gloucester to register a transfer that would result in a Gloucester Shareholder holding a parcel of Gloucester Shares that is less than a ‘marketable parcel’ (as defined in the Settlement Rules).

(b)	(No registration after Scheme Record Date) Gloucester will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Gloucester Shares received after the Scheme Record Date, other than to Bidder Sub in accordance with this Scheme.

(c)	(Maintenance of Gloucester Share Register) For the purpose of determining entitlements to the Scheme Consideration, Gloucester must maintain the Gloucester Share Register in accordance with the provisions of this clause until the Scheme Consideration has been delivered to the Scheme Shareholders. The Gloucester Share Register in this form will solely determine entitlements to the Scheme Consideration.

(d)	(No disposal after Scheme Record Date) From the Scheme Record Date until registration of Bidder Sub in respect of all Scheme Shares under clause 4, no Gloucester Shareholder may dispose or otherwise deal with Gloucester Shares in any way except as set out in this Scheme and any attempt to do so will have no effect and Gloucester shall be entitled to disregard any such disposal.

(e)	(Statements of holding from Scheme Record Date) All statements of holding for Gloucester Shares will cease to have effect from the Scheme Record Date as documents of title in respect of those shares (other than statements of holding in favour of any Excluded Shareholders). As from the Scheme Record Date, each entry current at that date on the Gloucester Share Register (other than entries in respect of any Excluded Shareholder) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Gloucester Shares relating to that entry.

(f)	(Provision of Scheme Shareholder details) As soon as practicable after the Scheme Record Date and in any event at least two Business Days before the Implementation Date, Gloucester will ensure that details of the names, Registered Addresses and holdings of Gloucester Shares for each Scheme Shareholder are available to Bidder in the form Bidder reasonably requires.

7	Quotation of Gloucester Shares

(a)	Gloucester will apply to ASX to suspend trading on the ASX in Gloucester Shares with effect from the close of trading on the Effective Date.

(b)	On a date after the Implementation Date to be determined by Bidder, and only after the transfer of the Scheme Shares has been registered in accordance with clause 4.2(b), Gloucester will apply:

(1)	for termination of the official quotation of Gloucester Shares on ASX; and

(2)	to have itself removed from the official list of ASX.

8	General Scheme Provisions

8.1	Consent

If the Court proposes to approve this Scheme subject to any alterations or conditions:

(a)	Gloucester may, by its counsel or solicitors, consent on behalf of all persons concerned to those alterations or conditions to which Bidder has consented in writing.

(b)	each Scheme Shareholder agrees to any such alterations or conditions to which counsel for Gloucester has consented.

8.2	Binding effect of Scheme

This Scheme binds Gloucester and all Scheme Shareholders (including those who did not attend the Scheme Meeting, those who did not vote at that meeting, or voted against this Scheme at that meeting) and, to the extent of any inconsistency, overrides the constitution of Gloucester.

8.3	Scheme Shareholders’ agreements and acknowledgment

Each Scheme Shareholder:

(a)	agrees to the transfer of their Gloucester Shares together with all rights and entitlements attaching to those Gloucester Shares in accordance with this Scheme;

(b)	agrees to the variation, cancellation or modification of the rights attached to their Gloucester Shares constituted by or resulting from this Scheme or the Capital Reduction;

(c)	who holds their Gloucester Shares in a CHESS Holding agrees to the Conversion of those Gloucester Shares to an Issuer Sponsored Holding and irrevocably authorises Gloucester to do anything necessary or expedient (whether required by the Settlement Rules or otherwise) to effect or facilitate such Conversion;

(d)	agrees to become a shareholder in Bidder and to be bound by the constitution of Bidder; and

(e)	acknowledges that this Scheme binds Gloucester and all Scheme Shareholders (including those who do not attend the Scheme Meeting or do not vote at that meeting or vote against this Scheme at that Scheme Meeting).

8.4	Warranties by Scheme Shareholders

Each Scheme Shareholder is deemed to have warranted to Gloucester, in its own right and for the benefit of Bidder that:

(a)	all of its Gloucester Shares which are transferred to Bidder under this Scheme will, on the date on which they are transferred to Bidder, be free from all mortgages, charges, liens, encumbrances, pledges, security interests and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind;

(b)	all of its Gloucester Shares which are transferred to Bidder under this Scheme will, on the date on which they are transferred to Bidder, be fully paid; and

(c)	it has full power and capacity to transfer its Gloucester Shares to Bidder together with any rights attaching to those shares

8.5	Title to and rights in Scheme Shares

(a)	To the extent permitted by law, the Scheme Shares transferred under this Scheme will be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise.

(b)	On and from the Implementation Date, Bidder Sub will be beneficially entitled to the Scheme Shares transferred to it under this Scheme pending registration by Gloucester of Bidder Sub in the Gloucester Share Register as the holder of the Scheme Shares.

8.6	Authority given to Gloucester

(a)	Scheme Shareholders will be deemed to have authorised Gloucester to do and execute all acts, matters, things and documents on the part of each Scheme Shareholder necessary for or incidental to the implementation of this Scheme, including executing, as agent and attorney of each Scheme Shareholder, a share transfer or transfers in relation to Scheme Shares as contemplated by clause 4.2.

(b)	Each Scheme Shareholder, without the need for any further act, irrevocably appoints Gloucester and all of its directors, secretaries and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to this Scheme including, a proper instrument of transfer of its Scheme Shares for the purposes of section 1071B of the Corporations Act which may be a master transfer of all the Scheme Shares.

8.7	Appointment of sole proxy

On and from the Implementation Date and until Gloucester registers Bidder Sub as the holder of all Gloucester Shares in the Gloucester Share Register, each Scheme Shareholder:

(a)	is deemed to have irrevocably appointed Bidder Sub as its attorney and agent (and directed Bidder Sub in such capacity) to appoint an officer or agent nominated by Bidder Sub as its sole proxy and, where applicable, corporate representative to attend shareholders meetings of Gloucester, exercise the votes attaching to the Scheme Shares registered in its name and sign any Gloucester Shareholders resolutions,

(b)	undertakes not to otherwise attend shareholders’ meetings, exercise the votes attaching to Scheme Shares registered in their names or sign or vote on any resolutions (whether in person, by proxy or by corporate representative) other than as pursuant to clause 8.7(a);

(c)	must take all other actions in the capacity of a registered holder of Scheme Shares as Bidder Sub reasonably directs; and

(d)	acknowledges and agrees that in exercising the powers referred to in clause 8.7(a), Bidder and any officer or agent nominated by Bidder under clause 8.7(a) may act in the best interests of Bidder as the intended registered holder of the Scheme Shares.

8.8	Instructions and elections

If not prohibited by law (and including where permitted or facilitated by relief granted by a Regulatory Authority), all instructions, notifications or elections by a Scheme Shareholder to Gloucester binding or deemed binding between the Scheme Shareholder and Gloucester relating to Gloucester or Gloucester Shares (including any email addresses, instructions relating to communications from Gloucester, whether dividends are to be paid by cheque or into a specific bank account, notices of meetings or other communications from Gloucester) will be deemed from the Implementation Date (except to the extent determined otherwise by Bidder in its sole discretion), by reason of this Scheme, to be made by the Scheme Shareholder to Bidder and to be a binding instruction, notification or election to, and accepted by, Bidder in respect of the New Bidder Shares issued to that Scheme Shareholder until that instruction, notification or election is revoked or amended in writing addressed to Bidder at its registry.

9	General

9.1	Stamp duty

Bidder must (pursuant to its obligations under the Deed Poll) pay all stamp duty payable in connection with the transfer of the Scheme Shares to Bidder Sub.

9.2	Definition of ‘sending’

For the purposes of clause 5 the expressions ‘sending’ means, in relation to each Scheme Shareholder:

(a)	sending by ordinary pre-paid post or courier to the Registered Address of that Scheme Shareholder as at the Scheme Record Date; or

(b)	delivery to the Registered Address of that Scheme Shareholder as at the Scheme Record Date by any other means at no cost to the recipient.

9.3	Notices

(a)	If a notice, transfer, transmission application, direction or other communication referred to in this document is sent by post to Gloucester, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Gloucester’s registered office or at the office of the Gloucester Registry.

(b)	The accidental omission to give notice of the Scheme Meeting or the non-receipt of such a notice by any Shareholder may not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

9.4	Governing law and jurisdiction

(a)	This Scheme is governed by the laws of New South Wales.

(b)	The parties irrevocably submit to the non-exclusive jurisdiction of courts exercising jurisdiction in New South Wales and courts of appeal from them in respect of any proceedings arising out of or in connection with this Scheme.

9.5	Further assurances

Gloucester must do anything necessary (including executing agreements and documents) to give full effect to this Scheme and the transactions contemplated by it.

Attachment 2

Deed Poll

Annexure B

Deed Poll

Date }

Bidder	Yancoal Australia Limited (ABN 82 111 859 119) of Level 11, 68 York Street, Sydney, New South Wales, Australia (Bidder)

Recitals	1 On [*] 2011, Bidder, Gloucester Coal Ltd and Yanzhou Coal Mining Company Limited entered into the Merger Proposal Deed to provide for (among other matters) the implementation of the Scheme.

2 The effect of the Scheme will be to transfer all Scheme Shares to Bidder in return for the Scheme Consideration.

3 Bidder enters this deed poll to covenant in favour of Scheme Shareholders to:

(a) perform the steps attributed to it under the Scheme; and

(b) provide the Scheme Consideration in accordance with the Scheme.

This deed witnesses as follows:

1	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in this deed are set out below.

Term	Meaning

Merger Proposal Deed	the Merger Proposal Deed dated [*] between Bidder, Gloucester Coal Ltd and Yanzhou Coal Mining Company Limited.

Gloucester	Gloucester Coal Ltd as trustee for the Scheme Shareholders.

1.2	Terms defined in Merger Proposal Deed

Words and phrases defined in the Merger Proposal Deed have the same meaning in this deed poll unless the context requires otherwise.

1.3	Incorporation by reference

The provisions of clauses 1.2, 1.3 and 1.4 of the Merger Proposal Deed form part of this deed poll as if set out at length in this deed poll but with deed poll substituted for deed and with any reference to ‘party’ being taken to include the Scheme Shareholders.

2	Nature of this deed poll

Bidder acknowledges that this deed poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms even though the Scheme Shareholders are not a party to it.

3	Conditions

3.1	Conditions

Bidder’s obligations under clause 4 are subject to the Scheme becoming Effective.

3.2	Termination

Bidder’s obligations under this deed poll will automatically terminate and this deed poll will be of no further force or effect if:

(a)	the Merger Proposal Deed is terminated in accordance with its terms; or

(b)	the Scheme is not Effective by the End Date,

unless Gloucester and Bidder otherwise agree.

4 Performance of obligations

3.3	Consequences of termination

If this deed poll terminates under clause 3.2, in addition and without prejudice to any other rights, powers or remedies available to them:

(a)	Bidder is released from its obligations to further perform this deed poll; and

(b)	Scheme Shareholders retain the rights they have against Bidder in respect of any breach of this deed poll which occurred before it terminated.

4	Performance of obligations

4.1	Generally

Subject to clause 3, Bidder covenants in favour of Scheme Shareholders to perform the actions attributed to it under, and otherwise comply with, the Scheme as if Bidder were a party to the Scheme.

4.2	Provision of Scheme Consideration

(a)	Subject to clause 3, Bidder undertakes in favour of each Scheme Shareholder to provide or procure the provision of the Scheme Consideration to each Scheme Shareholder in accordance with the terms of the Scheme.

(b)	The obligations of Bidder under clause 4.2(a) will be satisfied if, on or before 5pm on the Implementation Date, it issues all of the Bidder Shares and CVR Shares which it is obliged to issue to Scheme Shareholders and to the Sale Agent under the Scheme, and provides Gloucester with written confirmation that it has done so.

5	Warranties

Bidder represents and warrants to each Scheme Shareholder that:

(a)	(status) it is a corporation duly incorporated and validly existing under the laws of the place of its incorporation;

(b)	(power) it has the power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)	(corporate authorisations) it has taken all necessary corporate action to authorise the entry into and performance of this deed poll and to carry out the transactions contemplated by this deed poll;

(d)	(documents binding) this deed poll is its valid and binding obligation enforceable in accordance with its terms;

(e)	(transactions permitted) the execution and performance by it of this deed poll and each transaction contemplated by this deed poll did not and will not violate in any respect a provision of:

(1)	a law or treaty or a judgment, ruling, order or decree of a Regulatory Authority binding on it;

(2)	its constitution or other constituent documents; or

(3)	any other document which is binding on it or its assets; and

6 Continuing Obligations

(f)	(solvency) it is solvent and no resolutions have been passed nor has any other step been taken or legal action or proceedings commenced or threatened against it for its winding up or dissolution or for the appointment of a liquidator, receiver, administrator or similar officer over any or all of its assets.

6	Continuing Obligations

6.1	Deed poll irrevocable

This deed poll is irrevocable and, subject to clause 3, remains in full force and effect until the earlier of:

(a)	Bidder having fully performed its obligations under this deed poll; and

(b)	termination of this deed poll under clause 3.2.

6.2	Variation

A provision of this deed poll may not be varied unless:

(a)	before the Second Court Date, the variation is agreed to in writing by Gloucester; or

(b)	on or after the Second Court Date, the variation is agreed to in writing by Gloucester and is approved by the Court,

in which event Bidder will enter into a further deed poll in favour of each Scheme Shareholder giving effect to the amendment.

7	Notices

Any notice, demand or other communication (a Notice) to Bidder in respect of this deed poll:

(a)	must be in writing and signed by the sender or a person duly authorised by it;

(b)	must be delivered to the intended recipient by prepaid post (if posted to an address in another country, by registered airmail) or by hand or fax to the address or fax number below:

to Bidder:	[*]
Attention: [*]
Fax No: +[*]; and

(c)	will be conclusively taken to be duly given or made:

(1)	in the case of delivery in person, when delivered at the address of the addressee as provided in clause 7(b), unless that delivery is not made on a Business Day, or is made after 5.00 pm on a Business Day, in which case that Notice will be deemed to be received at 9.00 am on the next Business Day;

(2)	in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same country) or seven Business Days after the date of posting (if posted to an address in another country); and

8 General Provisions

(3)	in the case of fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day.

8	General Provisions

8.1	Assignment

(a)	The rights and obligations of Bidder and each Scheme Shareholder under this deed poll are personal. They cannot be assigned, charged, encumbered or otherwise dealt with at law or in equity without the prior written consent of Bidder and Gloucester.

(b)	Any purported dealing in contravention of clause 8.1(a) is invalid.

8.2	Cumulative rights

The rights, powers and remedies of Bidder and each Scheme Shareholder under this deed poll are cumulative with and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

8.3	No waiver

(a)	Bidder may not rely on the words or conduct of any Scheme Shareholder as a waiver of any right unless the waiver is in writing and signed by the Scheme Shareholder granting the waiver.

(b)	If a Scheme Shareholder does not exercise a right arising from a breach of this deed poll at a given time, it may, unless it has waived that right in writing, exercise the right at a later point in time.

(c)	No Scheme Shareholder may rely on words or conduct of Bidder as a waiver of any right unless the waiver is in writing and signed by Bidder, as appropriate.

(d)	The meanings of the terms used in this clause 8.4 are set out below.

conduct includes delay in the exercise of a right.

right means any right arising under or in connection with this deed poll and includes the right to rely on this clause.

waiver includes an election between rights and remedies, and conduct which might otherwise give rise to an estoppel.

8.4	Stamp duty

Bidder:

(a)	must pay or procure the payment of all stamp duty (if any) any related fines, penalties and interest in respect of the Scheme and this deed poll (including the acquisition or transfer of Scheme Shares pursuant to the Scheme), the performance of this deed poll and each transaction effected by or made under or pursuant to the Scheme and this deed poll; and

8 General Provisions

(b)	indemnifies and undertakes to keep indemnified each Scheme Shareholder against any liability arising from failure to comply with clause 8.4(a).

8.5	Further assurances

Bidder will, at its own expense, do all things reasonably required of it to give full effect to this deed poll.

8.6	Governing law and jurisdiction

This deed poll is governed by the laws of the State of New Gloucester Wales. In relation to it and related non-contractual matters Bidder irrevocably submits to the non-exclusive jurisdiction of courts with jurisdiction there, and waives any right to object to the venue on any ground.

Signing page

Executed as a deed poll

Bidder

Signed sealed and delivered by

Yancoal Australia Limited by

sign here }
Company Secretary/Director

print name

sign here }
Director

print name

Attachment 3

Indicative Timetable

Redacted under Australian Law